



Annual Report Fiscal Year 2007

&

Notice of 2007 Annual Meeting and Proxy Statement



Dear Shareholders,

As we celebrate our 10-year anniversary, it is timely to discuss the path we have traveled and our plans for the future. As a company, we have prevailed, and grown, through difficult times. As a team, we have learned to embrace risk and to execute crisply. We are excited about our opportunities and plans for the future.

Start-up, Fiscal 1998-2001

Avanex was founded as a venture-backed startup in 1997, with a sweeping vision: bringing a Photonic Processor to the telecommunications industry. Avanex articulated a differentiated path to achieving this vision based upon a deep understanding of network requirements and a continual broadening of our expertise in optical hardware, software and firmware. Customers and investors quickly accepted the overall concept, leading to strong revenue growth and a very successful IPO in 2000.

Industry consolidation, Fiscal 2001-2004

In 2001, the telecommunications industry entered into a downturn.

During this downturn, we took our next major step towards realizing our vision. Under the leadership of Walter Alessandrini, Avanex executed a series of large acquisitions, including Alcatel Optronics, Corning Photonics, and the transmission module group of Vitesse. These acquisitions, which were completed in the late summer of 2003, broadened the product line, technology, intellectual property, and customer scope of the company. The mergers led to strong revenue growth in fiscal 2004, establishing Avanex as a broad-based and strategic supplier to the industry leaders in the telecom marketplace.

Restructuring, Fiscal 2005-2007

Although Avanex had emerged as a leading supplier, it suffered from a complicated and high-cost operational structure. Starting in the fall of 2004, a restructuring plan was initiated to create a company with a differentiated operational and development platform for future growth.

On the operational side, we executed a series of strategic decisions to implement a strong, flexible, and low-cost manufacturing infrastructure to serve as our platform for future growth. Key elements of this strategy included centralizing our manufacturing logistics infrastructure into a single low-cost center in Bangkok and outsourcing our manufacturing to a small number of strategic manufacturing partners.

On the product side, we undertook a series of steps including eliminating non-strategic product lines. All of these product exits were undertaken in a coordinated, gradual way to minimize any disruptive impact on our customers. The divestiture of our French GaAs and InP fabs in April of 2007 completed the exit of these product lines.

Our research and development teams were reconfigured to improve effectiveness. We structured our company to have technologists close to our customers, with each site having defined product and technology roadmaps. In addition, we opened a substantial design site in Shanghai, improving the cost-effectiveness of our R&D spending, providing us with development assets close to our manufacturing partners, and greatly enhancing our ability to serve customers in China.

I would like to thank our employees for their commitment and focus, our investors for providing us with the needed capital to execute this turnaround, our customers for supporting our company throughout a series of manufacturing and product transitions, and our Board of Directors for working with management, as we executed through a series of bold and risky strategic moves.

What the team achieved throughout this period, with a combination of great problem-solving and shear tenacity, is simply remarkable. Over this three year period we:

- Grew revenue at an ***average quarterly growth rate greater than 8 percent,***
- Improved gross margin by 70 points, with an ***average quarterly gross margin improvement greater than 400 basis points,***
- Built an operational and financial structure that positions the company for rapid, healthy and profitable growth.


Non-GAAP Net Profit (Loss)(a)
Revenue
Gross Margin
$ per Share
$ in millions
GM (%)
Fiscal Quarter

In fiscal 2007, we achieved strong growth, achieving record revenue of $213 million, a 31 percent increase over the prior year revenue of $163 million. We were rewarded for our investments in telecom optics modules, with strong revenue growth driven by new products; including our integrated amplifier for next-generation network deployments, dispersion compensation modules, transmission modules, and modulators.

Profitable Growth, Fiscal 2008 and Beyond

After a decade, our vision of providing sophisticated solutions to the optical telecommunications industry remains strong. This vision is clearly stated in our mission: to be the leading supplier of optical solutions to the

(a) Non-GAAP adjustments remove the effect of non-recurring events and stock-based compensation. Please see Reconciliation of GAAP Net Loss Per Share to Non-GAAP Net Loss Per Share at the end of this letter.

telecommunications industry. To achieve this mission, we have articulated and are executing a multi-year strategy with several important elements.

We are a leading module and subsystem company focused upon a large and growing market: optical telecommunications. The focus on this market will be rewarded as telecommunications enters an extended growth phase driven by the coming explosion in video traffic and global infrastructure builds.

We have established market leadership positions in many module and subsystem markets, including amplification, dispersion compensation, wavelength management and key component markets, such as lithium niobate modulators.

In these areas of market leadership, our product development teams are bringing to the market exciting and differentiated products to dramatically improve the economics of data delivery around the globe. In this year alone we will bring to market a visionary amplification platform called "Oasis"; a series of advanced modulator products for 10G and 40G transmission systems; and a reconfigurable optical add/drop multiplexer, or ROADM, designed to provide our customers with a cost effective solution to improving the utilization of access and metropolitan networks.

Transmission is the next expansion market for the company. Throughout fiscal 2006 and 2007, our revenue from transmission sales grew strongly. To solidify this trend, we have increased staffing and recently acquired the telecom assets of Essex, the transmission division of Northrop-Grumman. We now have three sites and over 50 R&D engineers focused upon transmission modules, resulting in our product development pipeline being full of exciting growth opportunities. Throughout fiscal 2008, we will bring to market a full suite of advanced 10G transmission modules to increase our presence in this exciting market

Although we are very proud of our successes, we view these efforts as simply providing us with a strong foundation for an era of expanding profitable growth. In fiscal 2008 and beyond, it is our goal to use our investments to accelerate our revenue growth and profitability, providing solutions to our customers, value to our shareholders and meaningful careers for our employees.

On behalf of everyone on the Avanex team, I would like to thank you for your ongoing support and continued confidence in our ability to execute and lead the company to the next level.

Sincerely,



Jo S. Major, Jr.
Chairman, President and CEO

Avanex Corporation

Reconciliation of GAAP Net Loss per Share to Non-GAAP Net Loss per Share

Amounts in thousands, except for per share data

	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Q4/06	Q1/07	Q2/07	Q3/07	Q4/07
Net Loss, GAAP	$(22,322)	$(24,351)	$(18,886)	$(42,812)	$(16,923)	$(18,543)	$(10,167)	$(9,059)	$(9,714)	$(8,553)	$(6,653)	$(5,685)
GAAP Net Loss per share-basic and diluted	$ (0.16)	$ (0.17)	$ (0.13)	$ (0.30)	$ (0.12)	$ (0.13)	$ (0.06)	$ (0.04)	$ (0.05)	$ (0.04)	$ (0.03)	$ (0.03)
Reconciliation of GAAP Net Loss to Non-GAAP Net Loss:												
Amortization of intangibles	1,239	1,242	1,242	2,000	1,765	1,385	1,386	912	852	656	531	664
Share-based payments	83	157	53	73	442	618	1,242	2,150	1,888	1,813	1,993	1,414
Restructuring, without share-based payments	2,588	5,441	14	21,229	29	2,926	140	(1,252)	(70)	433	1,152	(17)
(Gain) loss on disposal of property and equipment	—	(1,476)	(410)	36	7	(775)	(2,486)	(1,810)	(20)	(28)	5	(484)
Loss on sale of subsidiary	—	—	—	—	—	—	—	—	—	—	—	3,216
Operating expenses for subsidiary until closing	—	—	—	—	—	—	—	—	—	—	—	941
Due diligence expenses related to abandoned acquisition activity	—	—	—	—	—	—	—	—	—	2,146	—	—
Excess, obsolete RoHS	—	—	—	—	—	—	951	—	—	—	—	—
Loss on debt refinancing	—	—	—	—	—	4,525	—	—	—	—	—	—
Write-off of investment (in Gemfire, which was included in Other Expense in Q4/05)	—	—	—	4,400	—	—	—	—	—	—	—	—
Non-GAAP Net Loss	$(18,412)	$(18,987)	$(17,987)	$(15,074)	$(14,680)	$ (9,864)	$ (8,934)	$(9,059)	$(7,064)	$(3,533)	$(2,972)	$ 49
Non-GAAP Net Loss per share—basic and diluted	$ (0.13)	$ (0.13)	$ (0.12)	$ (0.10)	$ (0.10)	$ (0.07)	$ (0.06)	$ (0.04)	$ (0.03)	$ (0.02)	$ (0.01)	$ 0.00



NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on November 15, 2007

To Our Stockholders:

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of Avanex Corporation, a Delaware corporation ("Avanex"), will be held on November 15, 2007, at 9:00 a.m., local time, at Avanex's corporate headquarters, 40919 Encyclopedia Circle, Fremont, California 94538, for the following purposes:

1. To elect one Class II director for a term of three years or until his successor has been duly elected and qualified.
2. To ratify the appointment of Deloitte & Touche LLP as Avanex's independent registered public accounting firm for the fiscal year ending June 30, 2008.
3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

These items of business are more fully described in the Proxy Statement accompanying this Notice of Annual Meeting.

Only holders of record of Avanex's common stock at the close of business on October 11, 2007, the record date, are entitled to vote on the matters listed in this Notice of Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, please vote as soon as possible using one of the following methods: (1) by using the Internet as instructed on the enclosed proxy card, (2) by telephone as instructed on the enclosed proxy card, or (3) by mail by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-prepaid envelope. For further details, please see the section entitled "Voting" on page 2 of the accompanying Proxy Statement. Any stockholder attending the Annual Meeting may vote in person even if he or she has voted using the Internet, telephone or proxy card.

By Order of the Board of Directors
of Avanex Corporation

Jo S. Major, Jr.
President, Chief Executive Officer and
Chairman of the Board of Directors

Fremont, California
October 16, 2007

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE VOTE BY TELEPHONE OR BY USING THE INTERNET AS INSTRUCTED ON THE ENCLOSED PROXY CARD OR COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE.

TABLE OF CONTENTS

AVANEX CORPORATION

PROXY STATEMENT
FOR THE
2007 ANNUAL MEETING OF STOCKHOLDERS

PROCEDURAL AND OTHER MATTERS

General

This Proxy Statement is being furnished to the holders of common stock, par value $0.001 per share (the "Common Stock"), of Avanex Corporation, a Delaware corporation ("Avanex" or the "Company"), in connection with the solicitation of proxies by the Board of Directors of Avanex for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on November 15, 2007, at 9:00 a.m., local time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters set forth herein. The Annual Meeting will be held at Avanex's corporate headquarters, 40919 Encyclopedia Circle, Fremont, California 94538. The telephone number at that location is (510) 897-4188.

This Proxy Statement, the accompanying proxy card and the Company's Annual Report on Form 10-K are first being mailed on or about October 16, 2007, to all stockholders entitled to vote at the Annual Meeting.

Stockholders Entitled to Vote; Record Date

Only holders of record of the Company's Common Stock at the close of business on October 11, 2007 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. Such stockholders are entitled to cast one vote for each share of Common Stock held as of the Record Date on all matters properly submitted for the vote of stockholders at the Annual Meeting. As of the Record Date, there were 227,755,421 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. No shares of preferred stock were outstanding. For information regarding security ownership by management and by the beneficial owners of more than five percent of the Company's Common Stock, see "Security Ownership of Certain Beneficial Owners and Management" beginning on page 31.

Quorum; Required Vote

The presence of the holders of a majority of the shares of Common Stock entitled to vote generally at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such stockholders are counted as present at the Annual Meeting if they (1) are present in person at the Annual Meeting or (2) have properly submitted a proxy card or voted by telephone or by using the Internet. Under the General Corporation Law of the State of Delaware, an abstaining vote and a broker "non-vote" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions on how to vote from the beneficial owner.

A plurality of the votes duly cast is required for the election of directors (Proposal One).

The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm (Proposal Two). Abstentions are deemed to be "votes cast," and have the same effect as a vote against this proposal. However, broker non-votes are not deemed to be votes cast, and therefore are not included in the tabulation of the voting results on this proposal.

Voting

Voting by Proxy Card. All shares entitled to vote and represented by properly executed proxy cards received prior to the Annual Meeting, and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board of Directors. If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. The Company does not currently anticipate that any other matters will be raised at the Annual Meeting.

Voting by Telephone or the Internet. If you are a registered stockholder, you may vote your shares by calling the toll-free number indicated on the enclosed proxy card and following the recorded instructions or by accessing the website indicated on the enclosed proxy card and following the instructions provided. If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms are participating in the Broadridge Financial Solutions online program. This program provides eligible stockholders who receive a paper copy of the annual report and proxy statement the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in Broadridge's program, your voting form will provide instructions. If your voting form does not reference Internet or telephone information, please complete and return the paper proxy card in the self-addressed postage paid envelope provided. When a stockholder votes via the Internet or by telephone, his or her vote is recorded immediately. Avanex encourages its stockholders to vote using these methods whenever possible.

Voting by Attending the Meeting. A stockholder may vote his or her shares in person at the Annual Meeting. A stockholder planning to attend the Annual Meeting should bring proof of identification and proof of ownership of Common Stock for entrance to the Annual Meeting. If a stockholder attends the Annual Meeting, he or she may submit his or her vote in person, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the Annual Meeting.

Changing Vote; Revocability of Proxies. If a stockholder has voted by telephone, over the Internet or by returning a proxy card, such stockholder may change his or her vote before the Annual Meeting.

A stockholder who has voted by telephone or over the Internet may later change his or her vote by making a timely and valid telephone or Internet vote, as the case may be, or by following the procedures in the following paragraph.

A stockholder may revoke any proxy given pursuant to this solicitation at any time before it is voted by: (1) filing with the Secretary of the Company, at or before the taking of the vote at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy relating to the same shares, or (2) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not by itself revoke a proxy). Any written notice of revocation or subsequent proxy card must be received by the Secretary of the Company prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to the Secretary of the Company or should be sent to Avanex Corporation, 40919 Encyclopedia Circle, Fremont, California 94538, Attention: Corporate Secretary.

Expenses of Solicitation

Avanex will bear all expenses of this solicitation, including the cost of preparing and mailing this solicitation material. The Company may reimburse brokerage firms, custodians, nominees, fiduciaries, and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of the Company may also solicit proxies in person or by telephone, letter, electronic mail, telegram, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. The Company has retained the services of Morrow & Co., a professional proxy solicitation firm, to assist in the solicitation of proxies. Avanex will pay Morrow & Co. a fee for its services, which will not be significant, in addition to reimbursement of its out-of-pocket expenses.

Procedure for Submitting Stockholder Proposals

Requirements for Stockholder Proposals to be Considered for Inclusion in the Company's Proxy Materials. Stockholders may present proper proposals for inclusion in the Company's proxy statement and for consideration at the annual meeting of its stockholders to be held in 2008 by submitting their proposals in writing to the Secretary of the Company in a timely manner. In order to be included in the Company's proxy materials for the 2008 annual meeting of stockholders, stockholder proposals must be received by the Secretary of the Company no later than the Notice Deadline (as defined below), and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. In addition, the Company's Bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders. In general, nominations for the election of directors may be made by (1) the Board of Directors, (2) the Corporate Governance and Nominating Committee or (3) any stockholder entitled to vote who has delivered written notice to the Secretary of the Company no later than the Notice Deadline, which notice must contain specified information concerning the nominees and concerning the stockholder proposing such nominations. However, if a stockholder wishes only to recommend a candidate for consideration by the Corporate Governance and Nominating Committee as a potential nominee for the Company's Board of Directors, see the procedures discussed in "Corporate Governance — Process for Recommending Candidates for Election to the Board of Directors" on page 9.

The Company's Bylaws also provide that the only business that may be conducted at an annual meeting is business that is (1) specified in the notice of meeting given by or at the direction of the Board of Directors, (2) properly brought before the meeting by or at the direction of the Board of Directors or (3) properly brought before the meeting by a stockholder who has delivered written notice to the Secretary of the Company no later than the Notice Deadline, which notice must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters.

The "Notice Deadline" is defined as that date which is 120 days prior to the one-year anniversary of the date on which the Company first mailed its proxy materials for the previous year's annual meeting of stockholders. As a result, the Notice Deadline for the 2008 annual stockholder meeting is June 18, 2008.

If a stockholder who has notified the Company of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, or does not send a representative who is qualified under Delaware law to present the proposal on his or her behalf, the Company need not present the proposal for vote at such meeting.

A copy of the full text of the Bylaw provisions discussed above may be obtained by writing to the Secretary of the Company. All notices of proposals by stockholders, whether or not included in the Company's proxy materials, should be sent to Avanex Corporation, 40919 Encyclopedia Circle, Fremont, California 94538, Attention: Corporate Secretary.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

The Company's Bylaws currently authorize five directors who are divided into three classes with staggered three-year terms. A director serves in office until his or her respective successor is duly elected and qualified or until his or her earlier death or resignation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

Nominee for Class II Director

One Class II director has been nominated for election at the Annual Meeting for a three-year term expiring in 2010. Upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated Vinton Cerf for reelection as a Class II director. Unless otherwise instructed, the proxyholders will vote the proxies received by them for the reelection of Dr. Cerf. The Company expects that Dr. Cerf will accept such nomination; however, in the event that the nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board of Directors to fill such vacancy. The term of office of the person elected as director will continue until such director's term expires in 2010 or until such director's successor has been elected and qualified.

Nominees for Class II Directors Whose Terms Expire in 2010

Name	Age	Position
Vinton Cerf	64	*Chief Internet Evangelist for Google.* Dr. Cerf has served on the Company's Board of Directors since December 1999. In October 2005, Dr. Cerf joined Google Inc. as Chief Internet Evangelist. Dr. Cerf served as the Senior Vice President for Technology Strategy for MCI (formerly WorldCom, Inc.), a telecommunications company, from September 1998 to September 2005. From January 1996 to September 1998, Dr. Cerf was the Senior Vice President for Internet Architecture and Engineering at MCI. Dr. Cerf received a B.S. in Mathematics from Stanford University, an M.S. in Computer Science from the University of California, Los Angeles, and a Ph.D. in Computer Science from the University of California, Los Angeles.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEE LISTED ABOVE.

Information Regarding Other Directors Continuing in Office

Incumbent Class III Directors Whose Terms Expire in 2008

Name	Age	Position
Joel A. Smith III	62	*Dean of Darla Moore School of Business of the University of South Carolina.* Mr. Smith has served on the Company's Board of Directors since December 1999. Mr. Smith has been the Dean of the Darla Moore School of Business of the University of South Carolina from October 2000 to the present. Previously, Mr. Smith

Name	Age	Position
		served as the President of Bank of America East, a financial institution, from October 1998 to September 2000. From July 1991 to October 1998, Mr. Smith served as President of Nations Bank Carolinas, a financial institution. Mr. Smith serves on the boards of directors of Carolina National Bank & Trust Co. and NetBank, Inc. Mr. Smith received a B.A. from the University of the South in Sewanee, Tennessee.
Susan Wang	56	*Former Chief Financial Officer of Solectron Corporation.* Ms. Wang has served on the Company's Board of Directors since December 2002. Ms. Wang previously served as Executive Vice President of Corporate Development, Chief Financial Officer and Corporate Secretary of Solectron Corporation, a provider of supply-chain and product life-cycle services to original equipment manufacturers, from October 1984 through May 2002. Before joining Solectron, she held positions with Xerox Corporation, Westvaco Corporation and Price Waterhouse & Co. Ms. Wang serves on the boards of directors of Calpine Corporation, Altera Corporation and Nektar Therapeutics. Ms. Wang received her B.B.A. in accounting from the University of Texas and her M.B.A. from the University of Connecticut.

Incumbent Class I Directors Whose Terms Expire in 2009

Name	Age	Position
Greg Dougherty	47	*Senior Advisor, Picarro, Inc.* Mr. Dougherty has served on the Company's Board of Directors since April 2005 and currently serves as the Lead Independent Director. Mr. Dougherty is a Senior Advisor and previously served as Chief Executive Officer of Picarro, Inc., a company focused on developing lasers and optical instruments. He has also served as a director of Picarro since October 2002. From February 2001 to September 2002, Mr. Dougherty held a number of positions at JDS Uniphase, an optical technology company, including Chief Operating Officer, Executive President and Chief Operating Officer of the Amplification and Transmission Business Group. Mr. Dougherty held a number of positions at SDL, Inc., an optical technology company, from March 1997 to February 2001, including Chief Operating Officer, Vice President of the Communications Business Unit and Corporate Marketing and Sales, Vice President of Communications and Information Products, Vice President of the Components Group and President of SDL Optics. Prior to joining SDL, from 1989 to 1997, Mr. Dougherty was the Director of Product Management and Marketing at Lucent Technologies Microelectronics in the Optoelectronics Strategic Business Unit. Mr. Dougherty received a B.Sc. degree in optics from Rochester University.

Proxy Materials

Name	Age	Position
Jo S. Major, Jr.	45	*President, Chief Executive Officer and Chairman of the Board of Directors.* Dr. Major has served on the Company's Board of Directors and as its President and Chief Executive Officer since August 2004 and as Chairman of the Board of Directors since April 2005. From February 2001 to August 2004, he served in various management roles in the Active Components Group of JDS Uniphase, an optical technology company, including Senior Vice President, Component Products Group, and Vice President, Active Components Business Unit. Dr. Major was employed by SDL, Inc. in a variety of technical managerial positions from 1990 to February 2001, when SDL was acquired by JDS Uniphase. Dr. Major holds a B.S., with high honors, M.S. and Ph.D. from the University of Illinois, and has been granted industry awards for the development of 980nm lasers, high power near-infrared lasers, Raman amplifiers and high performance laser packaging. Dr. Major was an Intel Fellow from 1988 to 1990.

Pursuant to Dr. Major's employment agreement with the Company, the Company has agreed to nominate Dr. Major for re-election as a member of the Company's Board of Directors at the appropriate annual meetings of stockholders, subject to stockholder approval.

See "Corporate Governance" and "Executive Compensation — Director Compensation" below for additional information regarding the Board.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as its independent registered public accounting firm to audit the consolidated financial statements of the Company for fiscal year 2008. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable to request ratification of this selection by the stockholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint new independent auditors at any time during the year if the Audit Committee believes that such a change would be in the best interests of Avanex and its stockholders. If the stockholders do not ratify the appointment of Deloitte & Touche LLP, the Audit Committee may reconsider its selection.

A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting with the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Accounting Fees

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for fiscal years 2006 and 2007.

	Fiscal Year	
	2006	**2007**
Audit Fees(1)	$2,438,000	1,997,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$2,438,000	$1,997,000

(1) Consists of fees for professional services rendered for the audit of the Company's annual consolidated financial statements for the fiscal years ended June 30, 2006 and 2007, attestation of managements report on internal controls, statutory audits, quarterly reviews of interim financial information, consents, and comfort letter procedures.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. To ensure prompt handling of unexpected matters, the Audit Committee delegates to the Chairman of the Audit Committee the authority to approve all audit and permissible non-audit services.

Since the May 6, 2003 effective date of the SEC rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, each new engagement of an independent registered public accounting firm was approved in advance by the Audit Committee, and none of those engagements made use of the *de minimus* exception to pre-approval contained in the SEC's rules.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. The Company's independent registered public accounting firm is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management;
- discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm for the year ended June 30, 2007, the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect; and
- received the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, and has discussed Deloitte & Touche LLP's independence with them.

Based upon the reviews and discussions described in this Report, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2007.

AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

Susan Wang, Chair
Greg Dougherty
Joel A. Smith III

CORPORATE GOVERNANCE

Corporate Governance Principles

Avanex is committed to sound corporate governance. The Board of Directors has adopted Corporate Governance Principles, which are available at http://www.avanex.com under "Investors — Governance — Corporate Governance Principles."

Independence of the Board of Directors

The Board of Directors has determined that, with the exception of Dr. Major, all of its members are "independent directors" as defined in the listing standards of the Nasdaq Stock Market.

Contacting the Board of Directors

Any stockholder who desires to contact a non-employee director may do so electronically by sending an e-mail to the following address: directorcom@avanex.com. The e-mails are automatically forwarded unfiltered to the Lead Independent Director, who is currently Greg Dougherty, and who monitors these communications and forwards communication to the appropriate committee of the Board of Directors or non-employee director.

Code of Conduct

Avanex has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers (including its principal executive officer, principal financial officer and controller) and employees, which is available at http://www.avanex.com under "Investors — Governance — Code of Business Conduct and Ethics." Avanex will also post on this section of its website any amendment to the Code of Business Conduct, as well as any waivers, that are required to be disclosed by the rules of the SEC or the Nasdaq Stock Market.

Executive Sessions

Avanex's non-management directors meet in executive sessions, without management present, at least two times per year. The sessions are scheduled and chaired by the Lead Independent Director. Any independent director can request that an executive session be scheduled.

Attendance at Annual Stockholder Meetings by the Board of Directors

Directors are encouraged, but not required, to attend the annual meeting of stockholders. No non-employee directors attended the Company's 2006 annual meeting of stockholders.

Process for Recommending Candidates for Election to the Board of Directors

The Corporate Governance and Nominating Committee is responsible for, among other things, determining the criteria for membership to the Board of Directors and recommending candidates for election to the Board of Directors. It is the policy of the Committee to consider recommendations for candidates to the Board of Directors from stockholders. Such recommendations must be received by June 30 of the year in which the recommended candidate will be considered for nomination. Stockholder recommendations for candidates to the Board of Directors must be directed in writing to Avanex Corporation, 40919 Encyclopedia Circle, Fremont, California 94538, Attention: Corporate Secretary, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the nominating person's ownership of Company stock. Such recommendations must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for membership on the Board of Directors, including issues of character, judgment, diversity, age, independence, expertise, corporate experience, other commitments and the like, personal references and an indication of the candidate's willingness to serve.

The Committee's general criteria and process for evaluating and identifying the candidates that it selects, or recommends to the full Board of Directors for selection as director nominees, are as follows:

- The Committee regularly reviews the current composition and size of the Board of Directors.
- The Committee oversees an annual evaluation of the performance of the Board of Directors as a whole and evaluates the performance of individual members of the Board of Directors eligible for reelection at the annual meeting of stockholders.
- In its evaluation of director candidates, including the members of the Board of Directors eligible for reelection, the Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors and considers (1) the current size and composition of the Board of Directors, the needs of the Board of Directors and the respective committees of the Board of Directors, (2) such issues as character, judgment, diversity, age, expertise, business experience, length of service, independence, other commitments and the like, and (3) such other factors as the Committee may consider appropriate.
- While the Committee has not established specific minimum qualifications for director candidates, the Committee believes that candidates and nominees must reflect a Board of Directors that is comprised of directors who (1) are predominantly independent, (2) are of high integrity, (3) have broad, business-related knowledge and experience at the policy-making level in business, government or technology, including their understanding of the telecommunications industry and Avanex's business in particular, (4) have financial expertise in the Company's industry, (5) have senior management experience (preferably as a chief executive officer), (6) have qualifications that will increase the overall effectiveness of the Board of Directors and (7) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.
- With regard to candidates who are properly recommended by stockholders or by other means, the Committee will review the qualifications of any such candidate, which review may, in the Committee's discretion, include interviewing references for the candidate, direct interviews with the candidate, or other actions that the Committee deems necessary or proper.
- In evaluating and identifying candidates, the Committee has the authority to retain and terminate any third-party search firm that is used to identify director candidates, and has the authority to approve the fees and retention terms of any search firm.
- The Committee will apply these same principles when evaluating candidates to the Board of Directors who may be elected initially by the full Board of Directors to fill vacancies or add additional directors prior to the annual meeting of stockholders at which directors are elected.
- After completing its review and evaluation of director candidates, the Committee selects, or recommends to the full Board of Directors for selection, the director nominees.

Board Meetings and Committees

During the fiscal year ended June 30, 2007, the Board of Directors of the Company met 18 times (including meetings of the independent directors). With the exception of Dr. Cerf, all directors attended at least 75% of the total number of meetings of the Board of Directors and the committees of which he or she was a member.

The Company's Board of Directors currently has four standing committees: an Audit Committee, a Compensation Committee, an Option Committee and a Corporate Governance and Nominating Committee.

Audit Committee. The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of Mr. Dougherty, Mr. Smith and Ms. Wang, each of whom is "independent" as such term is defined for audit committee members by the listing standards of the Nasdaq Stock Market. The Board of Directors has determined that each of Mr. Smith and Ms. Wang is an "audit committee financial expert" as defined under the rules of the Securities Exchange Commission (the "SEC"). The Audit Committee met 11 times during the fiscal year ended June 30, 2007. The Audit Committee is responsible for overseeing the Company's accounting and financial reporting processes, the audit of the Company's financial statements and assisting the Board of Directors in oversight of (1) the integrity of the Company's financial statements, (2) the Company's internal accounting and financial controls, (3) the Company's compliance with legal and regulatory requirements and (4) the independent registered public accounting firm's qualifications, independence and performance. The Audit Committee acts pursuant to a written charter adopted by the Board of Directors, a copy of which is available at http://www.avanex.com under "Investors — Governance — Committee Charters."

See "Report of the Audit Committee of the Board of Directors" above for more information regarding the functions of the Audit Committee.

Compensation Committee. The Compensation Committee currently consists of Dr. Cerf, Mr. Dougherty and Ms. Wang, each of whom is "independent" as defined by the listing standards of the Nasdaq Stock Market. The Compensation Committee met 8 times during the fiscal year ended June 30, 2007. The Compensation Committee is primarily responsible for evaluating and approving the compensation and benefits for the Company's executive officers, administering the Company's 1998 Stock Plan and 1999 Employee Stock Purchase Plan and performing such other duties as may from time to time be determined by the Board of Directors. The Compensation Committee acts pursuant to a written charter adopted by the Board of Directors, a copy of which is available at http://www.avanex.com under "Investors — Governance — Committee Charters."

See "Executive Compensation — Compensation Discussion and Analysis" and "Executive Compensation — Director Compensation" for a description of the Company's processes and procedures for the consideration and determination of executive compensation. The Compensation Committee Report is included in this Proxy Statement on page 21.

Option Committee. The Option Committee currently consists of Dr. Major. The Option Committee is responsible for granting options to purchase Common Stock of the Company and restricted stock units, on behalf of the Board of Directors, to employees other than officers and directors, pursuant to guidelines established by the Compensation Committee. The Option Committee fulfilled all of its duties through actions by written consent during the fiscal year ended June 30, 2007. The Option Committee acts pursuant to a written charter adopted by the Board of Directors, a copy of which is available at http://www.avanex.com under "Investors — Governance — Committee Charters."

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee currently consists of Dr. Cerf and Mr. Smith, each of whom is "independent" as defined by the listing standards of the Nasdaq Stock Market. The Corporate Governance and Nominating Committee met 4 times during the fiscal year ended June 30, 2007. The Corporate Governance and Nominating Committee is responsible for (1) reviewing and making recommendations to the Board of Directors regarding matters concerning corporate governance, (2) reviewing the composition and evaluating the performance of the Board of Directors, (3) recommending persons for election to the Board of Directors and evaluating director compensation, (4) reviewing the composition of committees of the Board of Directors and recommending persons to be members of such committees, (5) reviewing conflicts of interest of members of the Board of Directors and corporate officers and (6) performing such other duties as may from time to time be determined by the Board of Directors. The Corporate Governance and Nominating Committee's policy is to consider recommendations of candidates for the Board of Directors submitted by the stockholders of the Company. For more information see the discussion in "Corporate Governance" on page 9. The Governance and Nominating Committee acts pursuant to a written charter adopted by the Board of Directors, a copy of which is available at http://www.avanex.com under "Investors — Governance — Committee Charters."

Compensation Committee Interlocks and Insider Participation.

The Company's Compensation Committee is currently composed of Dr. Cerf, Mr. Dougherty and Ms. Wang. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of the compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an officer or an employee of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Avanex has designed its executive compensation program and philosophy to attract, motivate and retain talented executives responsible for the success of Avanex, which operates in an extremely competitive, global and rapidly changing telecommunications industry. Our compensation programs are based on a compensation philosophy of "pay for performance" that depends on the achievement of overall financial results and individual contributions by executives and employees. Within this overall philosophy, our objectives are to:

- Motivate executive officers to achieve quantitative financial and operational targets and qualitative non-financial goals and create a direct, meaningful link between achievement of these goals and individual executive compensation;
- Align the financial interests of executive officers and employees with those of Avanex's stockholders by providing significant equity-based, long-term incentives in the form of stock options and restricted stock units, while carefully managing both stockholder dilution and financial accounting compensation expense;
- Design a compensation program that takes into consideration the compensation practices of a specifically identified peer group of companies, including competitors of Avanex for executive talent; and
- Structure bonus awards to enhance stockholder value by rewarding revenue growth and improvement of corporate profitability.

During the 2005 and 2006 fiscal years, Avanex executed a substantial restructuring of the Company, and during that time our compensation practices were more focused upon retention and less on variable incentive compensation. During fiscal year 2007, management and the Board of Directors began a gradual movement away from retention-based compensation towards a more performance based compensation program, including corporate bonuses. To preserve cash, we elected to issue restricted stock units in lieu of cash for incentive bonuses.

Management and the Compensation Committee of the Board of Directors use the above objectives as the framework for both executive and employee compensation programs. A key point is that the overall compensation packages offered to Avanex's executive officers strive to balance long- and short-term incentive compensation and cash and non-cash compensation. However, there is no formal policy or target for the allocation between long- and short-term incentive compensation and cash and non-cash compensation, and the balance of these components may vary over time depending on several factors, including the industry in which we compete, corporate performance and market compensation practices.

Throughout this Compensation Discussion and Analysis, we refer to each individual who served as the Chief Executive Officer ("CEO") or Chief Financial Officer ("CFO") during fiscal 2007, as well as the other executive officers included in the "Fiscal 2007 Summary Compensation Table" below, as the "named executive officers."

Role and Authority of Our Compensation Committee

The members of the Compensation Committee during the fiscal year ended June 30, 2007, were Dr. Vinton G. Cerf, Greg Dougherty (Chair) and Susan Wang. Each of these individuals qualifies as (i) an "independent director" under the requirements of The NASDAQ Stock Market LLC, (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934 ("Exchange Act"), and (iii) an "outside director" under Section 162(m) of the Internal Revenue Code of 1986 (the "Code").

The Compensation Committee has adopted a written charter approved by the Board of Directors, a copy of which is available at http://www.avanex.com under "Investors — Governance — Committee Charters."

Pursuant to the charter, the purposes of the Compensation Committee are to:

- Provide oversight of our compensation policies, plans and benefits programs, including salary, bonuses and equity compensation;
- Assist the Board of Directors in discharging its responsibilities relating to (i) oversight of the compensation of the Chief Executive Officer, the vice presidents and other employees reporting directly to the Chief Executive Officer, and (ii) approving and evaluating the compensation plans, policies and programs of the officers reporting under Section 16 of the Exchange Act; and
- Assist the Board of Directors in overseeing our equity compensation plans for employees.

The Compensation Committee has the final decision-making authority with respect to the compensation of our executives. In carrying out its responsibilities, the Compensation Committee may engage outside consultants and/or consult with Avanex's Human Resources department as the Compensation Committee determines to be appropriate. The Compensation Committee also obtains advice and assistance from internal or external legal counsel and expert advisers selected by the Compensation Committee. For all employees other than executive officers, the Compensation Committee authorized members of management to make salary adjustments and bonus decisions under financial guidelines approved by the Compensation Committee and the full Board of Directors. The Compensation Committee has authorized the Option Committee, which currently consists of our President, Chief Executive Officer and Chairman of the Board, Dr. Jo Major, to grant options to purchase Common Stock and restricted stock units, on behalf of the Board of Directors, to non-executive employees, pursuant to general guidelines established by the Compensation Committee.

Role of Executive Officers in Compensation Decisions

The Compensation Committee on occasion meets with Dr. Major to obtain recommendations with respect to the compensation programs, practices and packages for the named executive officers and other employees. The Compensation Committee considers, but is not bound to and does not always accept, management's recommendations. Dr. Major and other executives or employees generally attend the Compensation Committee's meetings, but they leave the meetings as appropriate when matters of executive compensation are discussed. The Compensation Committee makes decisions with respect to Dr. Major's compensation package without his presence. The Compensation Committee reviews these decisions with the other members of the Board of Directors. Our Board of Directors and committee make a practice of regularly meeting without management present. Following such meetings, the Lead Independent Director, currently Greg Dougherty, typically discusses any Board concerns with management.

Role of Compensation Consultant

The Compensation Committee works with members of Avanex's Human Resources group and outside experts in conducting its responsibilities. During fiscal year 2007, the Compensation Committee engaged Compensia, Inc., an independent compensation advisor, to provide advice and information relating to executive compensation. Compensia assisted the Compensation Committee in its evaluation of executive base salary, bonus and equity incentive levels. Compensia reports directly to the Compensation Committee.

Fiscal 2007 Peer Companies

The Compensation Committee examines the executive compensation practices of a peer group of optic-based product companies and semiconductor and semiconductor equipment manufacturers to assess the competitiveness and structure of Avanex's executive compensation. Peer group companies are selected principally on the basis of their similarity to Avanex in terms of industry focus, business strategy and the talent pool with which Avanex competes for talent. Companies are then scoped based on their size (as determined by revenue, market capitalization, net income, and employee base) to ensure comparability to Avanex.

The Compensation Committee reviews the peer group annually, and makes adjustments to the composition of the peer group companies when necessary. The 26 companies used in the peer group analysis for fiscal year 2007 included:

3D Systems	Finisar	Mattson Technology	Semitool
Actel	Genesis	Microchip	Micrel
Bookham	II –VI, Inc.	Mindspeed Technologies	Sigmatel
Coherent	Integrated Silicon	Newport Corporation	Ultra Clean Holdings
EMCORE	IPG Photonics	Oplink Communications	Vitessse Semiconductor
ESS Technology	IXYS	Opnext	Semtech
Excel Technology	Lattice Semiconductor	Optium	

Executive compensation data for the peer group was collected from public filings as well as the Radford High-Technology Industry Survey. In the case of the Radford Survey, a custom report focusing on the above companies was utilized.

Components of Compensation

The principal components of Avanex's executive officer compensation include:

- Base salary;
- Incentive bonus;
- Long-term equity-based incentive awards;
- Severance and change of control protection; and
- Retirement benefits provided under a 401(k) plan and generally available benefit programs.

We selected these components because we believe each is necessary to help us attract and retain the executive talent upon which Avanex's success depends. These components also allow us to reward performance throughout the fiscal year and to provide an incentive for executives to appropriately balance their focus on short-term and long-term strategic goals. The Compensation Committee believes that this set of components is effective and will continue to be effective in achieving the objectives of our compensation program and philosophy.

The Compensation Committee reviews the entire executive compensation program on at least an annual basis. The Compensation Committee is aided in this review by its compensation consultant, Compensia, Inc. However, the Compensation Committee at any time may review one or more components as necessary or appropriate to ensure such components remain competitive and appropriately designed to reward performance. In setting compensation levels for a particular named executive officer, the Compensation Committee considers both individual and corporate factors.

The goal of the Compensation Committee has been to target total direct compensation (salary plus bonus plus equity) at approximately the 50th percentile, relative to our peer group. This has been accomplished through the following approach:

- Target total cash compensation (base salary plus target bonus issued in restricted stock units) at approximately the 50th percentile of the peer group generally through below 50th percentile salaries and above 50th percentile target bonus opportunities, which supports the Company's pay-for-performance philosophy.
- Target annual equity compensation at approximately the 50th percentile of the peer group and deliver this compensation through a blend of stock options and restricted stock units.

Actual pay to individual executives varies, based on an individual's performance, experience level brought to the position, and anticipated contribution.

Named Executive Officer Compensation Decisions

Base Salary

Avanex provides base salary to its executive officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year. Salaries for the Company's executive officers are determined primarily on the basis of the executive officer's level of responsibility, general salary practices of peer companies and the officer's individual qualifications, employment history, key skills and experience. Base salaries are reviewed annually and may be adjusted by the Compensation Committee based on individual performance, the functions performed by the executive officer, the scope of the executive officer's on-going duties, general changes in the compensation peer group in which the Company competes for executive talent, and the Company's financial performance generally. The weight given to each such factor by the Compensation Committee may vary from individual to individual. As discussed above, we target total cash compensation (base salary plus target bonus issued in restricted stock units) at approximately the 50th percentile of the peer group generally through below 50th percentile salaries and above 50th percentile target bonus opportunities.

During fiscal year 2007, the Compensation Committee considered the factors described above and reviewed the base salaries of the named executive officers and determined that the base salaries of the named executive officers should remain the same as the prior year except as set forth below:

- Yves LeMaitre: In October 2006, in connection with his promotion to Senior Vice President and Chief Marketing Officer, which includes the sales, marketing communication, and business development functions within Avanex, and after reviewing peer group data for comparable positions (specifically, chief marketing officers and chief sales officers), Mr. LeMaitre's base salary was increased 9% from $225,000 to $245,000. Following this adjustment, Mr. LeMaitre's salary was approximately at the 50th percentile of our peer group for comparable positions.
- Jo S. Major, Jr.: In November 2006, Dr. Major's base salary was increased 7% from $350,000 to $375,000, which approximated the 40th percentile of our peer group for comparable positions.
- Bradley Kolb: In May 2007, Mr. Kolb's base salary was increased 11% from $225,000 to $250,000 in recognition of his contributions to the Company and that his base salary, prior to the increase, was below the 50th percentile of the peer group for comparable positions. Following his raise, Mr. Kolb's salary was at approximately the 50th percentile of our peer group for comparable positions.

In addition, in October 2006, in connection with her appointment as Senior Vice President and Chief Financial Officer, Marla Sanchez's base salary was set at $260,000. This salary level approximates the 50th percentile of our peer group for comparable Chief Financial Officer positions.

Incentive Bonus

We believe that a significant portion of each executive officer's annual compensation should be paid in the form of incentive bonuses that are directly tied to our financial performance and thus align the interests of our executive officers with our stockholders. Incentive bonus amounts vary based on the executive officer's position and responsibilities with Avanex. Generally, the higher the level of responsibility that an executive officer has, the greater the percentage of the executive officer's compensation that consists of an opportunity to earn incentive bonuses. As discussed above, we target total cash compensation (base salary plus target bonus issued in restricted stock units) at approximately the 50th percentile of the peer group generally through below 50th percentile salaries and above 50th percentile target bonus opportunities. This higher bonus potential reflects our pay-for-performance philosophy.

Incentive bonus targets are set with reference to a percentage of base salary for our named executive officers, and during fiscal year 2007 were set as follows:

Executive Officer	Title	Incentive Bonus Target (% of Base Salary)
Jo S. Major, Jr.	Chief Executive Officer & President	100%
Marla Sanchez	Sr. Vice President & Chief Financial Officer	60%
Bradley Kolb	Sr. Vice President, Operations	60%
Yves LeMaitre	Chief Marketing Officer	80%
Anthony Riley	Former Vice President of Finance	60%
Cal R. Hoagland	Former Sr. Vice President & Chief Financial Officer	60%

These targets reflect an increase in the bonus potential of two of the named executive officers as follows:

- Yves LeMaitre: In October 2006, in connection with his promotion to Senior Vice President and Chief Marketing Officer and after reviewing peer group data for comparable positions, Mr. LeMaitre's incentive bonus target was increased from 60% to 80%. The determination of Mr. LeMaitre's bonus is discussed in greater detail below.
- Jo S. Major, Jr.: In November 2006, Dr. Major's incentive bonus target was increased from 75% to 100%. This increase was intended to bring Dr. Major's cash compensation to approximately the 50th percentile, consistent with the principles stated above of delivering a below market 50th percentile base salary and an above market 50th percentile bonus opportunity for Dr. Major.

Corporate Bonus, First Half of Fiscal 2007. Avanex did not have an incentive bonus plan in the first half of fiscal year 2007. In February 2007, the Compensation Committee recommended a bonus for performance in the second quarter of fiscal year 2007. Specifically, the Compensation Committee recognized the achievement of Avanex's previously approved operating plan for the second quarter, as measured by two corporate goals set forth in the corporation annual operating plan: (i) non-GAAP earnings before interest, taxes, depreciation and amortization, or EBITDA, and (ii) quarterly revenue. These goals were weighted 60% and 40% respectively. Non-GAAP EBITDA was calculated by taking GAAP EBIT, less depreciation, amortization, stock-based compensation, restructuring charges and other non-recurring extraordinary expenses. Awards were made in March 2007 in the form of restricted stock units issued pursuant to the 1998 Stock Plan. Restricted stock units were used to preserve cash. The restricted stock units vest over a period of four years. Awards were made to individual named executive officers as follows:

Named Executive Officer	Title	Bonus Amount	Number of RSUs Issued to Settle Bonus
Jo S. Major, Jr.	Chief Executive Officer & President	$46,875	25,756
Marla Sanchez	Sr. Vice President & Chief Financial Officer	$13,867	7,620
Yves LeMaitre	Chief Marketing Officer	$ 6,125	3,366
Bradley Kolb	Sr. Vice President, Operations	$16,875	9,272
Anthony Riley	Former Vice President, Finance	$19,500	10,715
Cal R. Hoagland	Former Sr. Vice President & Chief Financial Officer	—	—

Incentive Bonus Program, Second Half of Fiscal 2007. In February 2007, the Compensation Committee also recommended, and the Board of Directors approved, an incentive bonus program for the performance period that covered the third and fourth quarters of fiscal year 2007. The program was designed to reward executives (and all participating employees) for the achievement of key financial milestones, as measured by two corporate goals: (i) non-GAAP EBITDA and (ii) annual revenue. These goals were weighted 60% and 40% respectively. The Compensation Committee believes that these goals are two of the major indicators of Avanex's performance and expects the executive officers to focus on these goals to increase stockholder value.

With respect to the non-GAAP EBITDA goal, the Board of Directors set three milestones as follows: at approximately non-GAAP EBITDA breakeven; at non-GAAP EBIT breakeven (equivalent of non-GAAP EBITDA greater than $1.3 million which is the amount of depreciation and amortization); and at GAAP EBIT breakeven (equivalent of non-GAAP EBITDA greater than $3.1 million which consists of $1.3 million of depreciation and amortization and $1.8 million of stock compensation expense). Non-GAAP EBITDA was calculated by taking GAAP EBIT, less depreciation, amortization, stock-based compensation (excluding the one-time expense associated with the bonus payout consisting of restricted stock units), restructuring charges and other non-recurring extraordinary expenses.

Because the incentive bonus program covered only part of the fiscal year, participants were entitled to receive 62.5% of their incentive bonus target for "on target" performance with opportunities for lower percentage payout for below target performance, subject to achievement of minimum levels, and higher percentage payout for above target performance. The aim of the incentive bonus program was to achieve positive non-GAAP EBITDA. Accordingly, if Avanex did not achieve positive non-GAAP EBITDA in either the third or fourth quarter, no award would be paid under the program, regardless of Avanex's achievement against the revenue goal.


Proxy Materials

The performance grid for each of the corporate goals is summarized below:

Non-GAAP EBITDA Performance (60% Weighting)

Non-GAAP EBITDA Milestone	Percent of Pool Earned
Less than $0	0.0%
Greater than $0	33.3%
Greater than $1.3MM	33.3%
Greater than $3.1MM	33.3%

Revenue Performance (40% Weighting)

Annual Revenue	Percent of Target Earned
Less than $165.6MM	0.0%
$165.6MM	33.3%
$207.0MM	100.0%
Greater than $207.0MM	Percentage increases by 1% for each 1% improvement in revenue above $207.0 million.

Under the incentive bonus program, actual bonus payments earned would be determined solely according to Avanex's performance against the revenue and non-GAAP EBITDA goals. Bonuses earned for the achievement of the annual revenue goal would be determined at the end of the fiscal year based on Avanex's annual revenue. Bonuses earned for the achievement of the non-GAAP EBITDA goals would be paid after the end of the third quarter and/or fourth quarter, subject to performance.

Awards under the incentive bonus program, if any, were to be made in restricted stock units, as a means of preserving cash, issued pursuant to the 1998 Stock Plan, with immediate vesting.

In September 2007, the Compensation Committee determined that Avanex had achieved 33.3% of its non-GAAP EBITDA goal and 103% of its Annual Revenue goal in fiscal year 2007. Accordingly, in September 2007, restricted stock units with immediate vesting were awarded to the named executive officers as follows:

Named Executive Officer	Title	Bonus Amount	Number RSUs Issued to Settle Bonus
Jo S. Major, Jr.	Chief Executive Officer & President	$149,063	87,684
Marla Sanchez	Sr. Vice President & Chief Financial Officer	$ 58,427	34,369
Yves LeMaitre*	Chief Marketing Officer	$ 19,478	11,457
Bradley Kolb	Sr. Vice President, Operations	$ 59,625	35,074
Anthony Riley	Former Vice President, Finance	—	—
Cal R. Hoagland	Former Sr. Vice President & Chief Financial Officer	—	—

* See also "Bonus Program for Chief Marketing Officer" below.

Bonus Program for Chief Marketing Officer. The bonus compensation for Yves LeMaitre, our Chief Marketing Officer, is composed of two parts. The first part, at a target of 20% of his base salary, is aligned with the Incentive Bonus Program for the second half of fiscal year 2007, which is described in greater detail above. A larger portion of his bonus, at a target of 60% of his base salary, was aligned with his Global Sales Incentive Plan. Mr. LeMaitre's Revenue Generation Target, or quota, consists of his quarterly revenue goal, in addition to an annual quota. In order for revenue to be counted towards the Revenue Generation Target, the revenue must be generated during the specified fiscal quarter or year from specific customers, regions, products and/or industry channels determined at the Company's sole discretion. For these purposes, in order to qualify as "revenue" within a specific fiscal quarter (a) the product generating the revenue must actually be shipped by the Company during the quarter, and (b) the revenue from such shipped product must have been recognized by the Company for accounting purposes. Eighty percent of the Revenue Generation payout was based on quarterly targets and 20% being reserved for an annual payout at the end of the fiscal year.

Calculating Achievement of Revenue Generation Targets Against Performance for Mr. LeMaitre for Fiscal 2007

Less than 75% of assigned target	No quarterly or annual incentive compensation earned
Between 75% and 100% of assigned target	Corresponding percentage of target compensation earned
100.1% - 120% of assigned target	120% of target compensation earned
120.1% - 200% of assigned target	200% of target compensation earned
Greater than 200% of assigned target	2 * (% of achievement of revenue generation target) * (target incentive compensation)

Mr. LeMaitre's fiscal year 2007 sales incentive plan paid a total of $128,013 (cash) for his achievements.

Equity Compensation

Equity awards (stock options and restricted stock units) are granted to executive officers and other employees under the 1998 Stock Plan. Awards are intended to focus the attention of executives on the Company's long-term performance, which the Company believes results in improved stockholder value, and to retain the services of the executive officers in a competitive job market by providing significant long-term earnings potential. Given these considerations, and the adoption of FAS 123(R), the Compensation Committee uses a mix of options and time-based restricted stock units for equity compensation grants. The Compensation Committee believes this approach optimally balances the long-term interests of stockholders with the Company's need to retain its executives.

Guidelines for equity grants are established for each executive based on peer group practices with respect to the FAS 123(R) Black-Scholes value delivered and allocation of the equity pool among various employee levels. Individual grants are then determined based on consideration of the executive's guideline, his or her individual performance, the retention value of current awards (measured by the amount of "in-the-money" value of stock options and unvested value of restricted stock units) and Company performance.

The Compensation Committee designs its equity grant practices to reflect an appropriate balance between stockholders' dilution concerns and the Company's need to remain competitive by recruiting and retaining high-performing employees. The gross burn rate for fiscal year 2006 and fiscal year 2007 was 4.2% and 2.9%, respectively. The Company defines the gross burn rate as the sum of the stock granted divided by the sum of the common stock outstanding. The net burn rate for fiscal year 2006 and fiscal year 2007 was 0.2% and 1.9%, respectively. The Company defines the net burn rate as the sum of the stock granted minus shares cancelled or forfeited divided by the sum of the common stock outstanding.

The Compensation Committee typically approves ongoing stock option and restricted stock unit grants annually at its October meeting. The Compensation Committee reviews equity usage at every scheduled Compensation Committee meeting.

The details of stock option grants and awards of restricted stock units to named executive officers during fiscal year 2007 can be found below under the heading "Grants of Plan-Based Awards in 2007."

Benefits and Perquisites

Like other employees, Avanex executive officers are provided with standard health and welfare benefits, as well as the opportunity to participate in a 401(k) retirement and savings plan. The Company does not provide any additional perquisites to its named executive officers.

Change in Control and Severance Benefits

Our employees, including our named executive officers, are employees at-will and do not have long-term employment contracts with us. The at-will employment status of our employees affords us the flexibility necessary to remove employees when appropriate. However, in order to retain and attract highly qualified executives who may otherwise desire the protection of a long-term employment contract, we provide limited severance and change-in-control benefits to our executives. Such benefits also provide protection for our executives who, upon joining us, may forfeit substantial pay and benefits earned from a previous employer.

In recent years the optical-products industry has undergone, and in the future we anticipate the industry to continue to undergo, substantial industry consolidation. We determined that these limited change of control and severance provisions were necessary in order for us to attract and retain the highest quality executive officers that we could, and to enable our executive officers to focus their attention on increasing stockholder value rather than unnecessarily worrying about their livelihood.

For more information regarding our severance and change in control benefits, please see the section entitled "Potential Payments Upon Termination or Change of Control" below.

Change in Control Benefits. The stock option agreements and restricted stock unit agreements between Avanex and its executive officers generally provide that immediately upon a change of control, as defined in the agreements, each such award will become vested and exercisable as to 50% of the shares underlying such award, if such award is not already so vested. Upon or within twelve months of a change of control, if any such individual's employment terminates as a result of an involuntary termination, as defined in the agreements (other than for cause, as defined in the agreements), each such award will become fully vested and exercisable.

Avanex provides limited vesting acceleration benefits, as described above, immediately upon a change of control transaction to create an incentive for its executive officers to help successfully execute such transaction from its early stages until closing. These benefits are limited in amount so as not to create an excessive windfall for the executive officer and to provide a continuing incentive for the executive officer to remain with the combined company following the transaction. Avanex also provides full acceleration benefits, as described above, to enable our executive officers to focus their attention on increasing the stockholder value of the combined company rather than unnecessarily worrying about their livelihood.

Severance Benefits: Dr. Major. In August 2004, Avanex entered into an at-will employment agreement with Jo S. Major, Jr., (the "Employment Agreement"), amended in November 2004. Pursuant to the Employment Agreement, if Dr. Major's employment is terminated by Avanex without "cause" or by Dr. Major due to an "involuntary termination," as defined in the Employment Agreement, then Dr. Major will receive the following:

- the equivalent of his base salary, less applicable withholding, for a period of twelve months and pro rata payment of his accrued target annual incentive; and
- reimbursement for premiums paid for continued health benefits under our health plans until the earlier of twelve months or the date when he becomes covered under substantially similar plans.

These severance benefits are subject to Dr. Major's executing and not revoking a separation agreement and release of claims in a form reasonably acceptable to Avanex and to him, as well as the noncompetition, nonsolicitation and nondisparagement provisions set forth in the Employment Agreement.

Severance Benefits: Vice Presidents. Avanex's severance policy for vice presidents is as follows:

- each senior vice president who is terminated without cause shall be entitled to receive the equivalent of his or her base salary, less applicable withholding, for a period of twelve months from the date of his or her termination, and
- each vice president who is terminated without cause shall be entitled to receive the equivalent of his or her base salary, less applicable withholding, for a period of six months from the date of his or her termination.

Except as otherwise required or provided by any applicable foreign, federal, state or local law, Avanex will only pay severance pursuant to this policy in exchange for the vice president's execution of a full release of all claims in a form satisfactory to Avanex.

Reasonableness of Compensation

The Compensation Committee believes that Avanex is achieving its compensation objectives and that, in particular, Avanex rewards its executive officers for driving operational success and stockholder value creation. Based on our performance record and our compensation objectives, management and the Compensation Committee believe the average target pay position relative to market, and pay mix, are reasonable and appropriate for Avanex's executive officers.

Other Considerations

Tax Considerations

The Compensation Committee considers the potential effects of Section 162(m) of the Code on the compensation paid to certain of the Company's executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for certain executive officers, unless compensation is performance-based.

The Compensation Committee is aware of the Section 162(m) limitations, and the available exemptions, and in 2005 obtained stockholder approval of the amended 1998 Stock Plan to allow the Company to receive a tax deduction for certain performance-based compensation paid under the 1998 Stock Plan in excess of the Section 162(m) limitations. Time-based restricted stock unit grants do not comply with Section 162(m) guidelines, nor does the Company's annual incentive plan. The Compensation Committee will further address the issue of deductibility if circumstances warrant the use of other available exemptions.

Section 409A of the Code

Section 409A imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A. Although Avanex does not maintain a traditional nonqualified deferred compensation plan, Section 409A applies to certain severance arrangements and equity awards. Consequently, to assist in avoiding additional tax under Section 409A, Avanex has attempted to structure its equity awards in a manner intended to either avoid the application of Section 409A, or, to the extent doing so is not possible, comply with the applicable Section 409A requirements.

Accounting for Stock-Based Compensation

Beginning on July 1, 2005, Avanex began accounting for stock-based awards in accordance with the requirements of FAS 123(R). Avanex gives equity awards that are a blend of stock options and Restricted Stock Units. Options are valued using a Black-Scholes stock option pricing model per the guidance in FAS 123(R). Restricted stock units are valued at face value (i.e., the number of shares granted multiplied by the closing stock price on the date of grant). All equity award values are amortized over the requisite service period.

In general, management and the Compensation Committee view stock options as better aligned with the interests of stockholders in that the stockholder suffers no dilution unless the underlying stock price appreciates. We view RSU grants as more retentive, in that they maintain value in the situation of a falling market. The Compensation Committee views equity grants that are a blend of these vehicles to be most appropriate for long-term retention and motivation of employees.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE OF
THE BOARD OF DIRECTORS

Susan Wang, Chair
Vinton Cerf
Greg Dougherty

Fiscal 2007 Summary Compensation Table

The following table presents information concerning the compensation received by our named executive officers during fiscal 2007.

Name and principal position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Jo S. Major, Jr. *Chief Executive Officer and President*	2007	366,057	469,866	434,454	—	—	1,270,477
Marla Sanchez(4) *Senior Vice President and Chief Financial Officer*	2007	283,300(5)	72,212	89,063	—	—	444,575
Cal R. Hoagland(6) *Former Senior Vice President and Chief Financial Officer*	2007	93,365	93,383	—	—	260,000	446,748
Bradley Kolb *Senior Vice President, Operations*	2007	228,077	339,792	233,888	—	—	801,757
Yves LeMaitre *Senior Vice President and Chief Marketing Officer*	2007	239,615	164,513	109,131	128,013	—	641,272
Anthony Riley(7) *Former Vice President of Finance*	2007	260,000	139,388	50,139	—	130,000	579,527

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures related to service-based vesting conditions) for fiscal 2007, in accordance with FAS 123(R), and thus may include amounts from awards granted in and prior to fiscal 2007. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended June 30, 2007, filed with the SEC on September 7, 2007. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

(2) Reflects amounts under the Bonus Program for Chief Marketing Officer for fiscal 2007 as described in "Compensation Discussion and Analysis", calculated on predetermined targets met during the year.

(3) Reflects severance payments accrued or paid at the end of fiscal 2007 following termination pursuant to employment agreements with the Company.

(4) Ms. Sanchez became the Company's Senior Vice President and Chief Financial Officer on October 27, 2006.

(5) Includes $108,300 in consulting fees earned by Ms. Sanchez during September and October of 2006.

(6) Mr. Hoagland ceased to be the Company's Senior Vice President and Chief Financial Officer on October 27, 2006.

(7) Mr. Riley resigned as Vice President of Finance in May 2007, effective June 30, 2007.

Grants of Plan-Based Awards in 2007

The following table presents information concerning each grant of an award made to a named executive officer in fiscal 2007 under any plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stocks (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Jo S. Major, Jr.	10/9/2006	—	—	—	—	—	—	200,000	—	—	315,800
	10/31/2006	—	—	—	—	—	—	—	400,000	1.64	476,640
	2/15/07	—	—	—	—	234,375	—	—	—	—	—
	3/21/2007	—	—	—	—	—	—	25,756	—	—	46,850
Marla Sanchez	10/27/2006	—	—	—	—	—	—	255,000	—	—	423,045
	10/31/2006	—	—	—	—	—	—	—	450,000	1.64	536,220
	2/15/07	—	—	—	—	97,500	—	—	—	—	—
	3/21/2007	—	—	—	—	—	—	7,620	—	—	13,861
Cal R. Hoagland		—	—	—	—	—	—	—	—	—	—
Bradley Kolb	10/9/2006	—	—	—	—	—	—	50,000	—	—	78,950
	10/31/2006	—	—	—	—	—	—	—	100,000	1.64	119,160
	2/15/07	—	—	—	—	93,750	—	—	—	—	—
	3/21/2007	—	—	—	—	—	—	9,272	—	—	16,866
Yves LeMaitre	10/9/2006	—	—	—	—	—	—	100,000	—	—	157,900
	10/31/2006	—	—	—	—	—	—	—	200,000	1.64	238,320
	1/5/07	—	147,000	—	—	—	—	—	—	—	—
	2/15/07	—	—	—	—	30,625	—	—	—	—	—
	3/21/2007	—	—	—	—	—	—	3,366	—	—	6,123
Anthony Riley	2/15/07	—	—	—	—	97,500	—	—	—	—	—
	3/21/2007	—	—	—	—	—	—	10,715	—	—	19,491

(1) Reflects threshold, target and maximum bonus amounts for fiscal 2007 performance under the Bonus Program for Chief Marketing Officer, as described in "Compensation Discussion and Analysis." The actual bonus amount of $128,013 was determined by the Compensation Committee in September 2007 and is reflected in the "Non-Equity Incentive Plan Compensation" column of the "Fiscal 2007 Summary Compensation Table."

(2) Reflects threshold, target and maximum bonus amounts for fiscal 2007 performance under the Incentive Bonus Program, Second Half of Fiscal 2007 as described in "Compensation Discussion and Analysis." Pursuant to such Incentive Bonus Program, there was no maximum cap on the potential award; the amount of the award earned by all participants would increase by 1% for each 1% improvement in revenue over the target. For more information, see "Incentive Bonus Program, Second Half of Fiscal 2007" in "Compensation Discussion and Analysis" above.

Awards pursuant to the Incentive Bonus Program were determined by the Compensation Committee in September 2007 and awarded in restricted stock units, with immediate vesting, as follows:

Named Executive Officer	Bonus Amount ($)	Number of RSUs (#)
Jo S. Major, Jr	149,063	87,684
Marla Sanchez	58,427	34,369
Cal R. Hoagland	—	—
Bradley Kolb	59,625	35,074
Yves LeMaitre	19,478	11,457
Anthony Riley	—	—

(3) Reflects restricted stock units granted under the 1998 Stock Plan. Awards granted on October 9, 2006 and October 27, 2006 vest 25% upon the first anniversary of the date of grant and then at a rate of 1/48th per month thereafter. Awards granted on March 21, 2007 vest 25% on February 15, 2008 and then at a rate of 1/48th per month thereafter. See "Potential Payments Upon Termination or Change of Control — Termination or Change of Control Arrangements" for a further description of certain terms relating to these awards.

(4) Reflects options granted under the 1998 Stock Plan. Awards granted on October 31, 2006 vest 25% upon the first anniversary of the date of grant and then at a rate of 1/48th per month thereafter. See "Potential Payments Upon Termination or Change of Control — Termination or Change of Control Arrangements" for a further description of certain terms relating to these awards.

(5) Reflects the grant date fair value of each target equity award computed in accordance with FAS 123(R). The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended June 30, 2007, filed with the SEC on September 7, 2007. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table presents information concerning unexercised options and stock that have not vested for each named executive officer outstanding as of the end of fiscal 2007.

		OPTION AWARDS(1)				STOCK AWARDS(2)	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Jo S. Major, Jr.	8/20/2004	908,333	291,667	2.32	8/19/2014	—	—
	6/13/2005	75,000	75,000	0.99	6/12/2015	—	—
	12/20/2005	—	—	—	—	125,000	225,000
	1/31/2006	—	—	—	—	152,174	273,913
	10/9/2006	—	—	—	—	200,000	360,000
	10/31/2006	—	400,000	1.64	—	—	—
	3/21/2007	—	—	—	—	25,756	46,361
Marla Sanchez	10/27/2006	—	—	—	—	255,000	459,000
	10/31/2006	—	450,000	1.64	10/30/2016	—	—
	3/21/2007	—	—	—	—	7,620	13,716
Cal R. Hoagland	—	—	—	—	—	—	—
Bradley Kolb	3/23/2006	125,000	275,000	2.88	3/22/2016	—	—
	3/23/2006	—	—	—	—	50,000	90,000
	10/9/2006	—	—	—	—	50,000	90,000
	10/31/2006	—	100,000	1.64	10/30/2016	—	—
	3/21/2007	—	—	—	—	9,272	16,690
Yves LeMaitre	5/23/2005	36,666	153,334	1.03	5/22/2015	—	—
	12/20/2005	—	—	—	—	53,125	95,625
	1/31/2006	—	—	—	—	48,913	88,043
	10/9/2006	—	—	—	—	100,000	180,000
	10/31/2006	—	200,000	1.64	10/30/2016	—	—
	3/21/2007	—	—	—	—	3,366	6,059
Anthony Riley	9/19/05	153,125	196,875	0.97	9/18/2015	—	—
	1/31/07	—	—	—	—	56,522	101,740
	3/21/07	—	—	—	—	10,715	19,287

(1) Reflects options granted under the 1998 Stock Plan. All such options vest 25% upon the first anniversary of the date of grant and then at a rate of 1/48th per month thereafter.

(2) Reflects restricted stock units granted under the 1998 Stock Plan. Unless otherwise indicated below, all such restricted stock units vest 25% upon the first anniversary of the date of grant and then at a rate of 1/48th per month thereafter. Restricted stock units granted on January 31, 2006 and March 23, 2006 vest 12.5% every quarter starting on 3/31/2006 and continuing through 12/31/2007. Restricted stock units granted on March 21, 2007 vest 25% on February 15, 2008 and then at a rate of 1/48th per month thereafter.

(3) Market value of restricted stock units that have not vested is computed by multiplying (i) $1.80, which was the closing price per share of Avanex's common stock on the NASDAQ Global Market on June 29, 2007, by (ii) the number of unvested restricted stock units at June 29, 2007.

2007 Option Exercises

The following table presents information concerning each exercise of stock options and shares acquired upon vesting of stock awards during fiscal 2007 for each of the named executive officers.

Name	OPTION AWARDS		STOCK AWARDS	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Jo S. Major Jr.	—	—	379,348	685,911
Marla Sanchez	—	—	—	—
Cal R. Hoagland	—	—	31,250	54,063
Bradley Kolb	—	—	100,000	181,000
Yves LeMaitre	130,000	125,500	129,701	234,458
Anthony Riley	—	—	113,044	204,610

(1) Reflects the difference between the market price of Avanex common stock at the time of exercise on the exercise date and the exercise price of the option.

(2) Reflects the dollar amount realized upon the vesting of restricted stock units, computed by multiplying the number of shares of stock received upon such vesting by the market value of the underlying shares on the vesting date.

Potential Payments Upon Termination or Change of Control

Termination or Change of Control Arrangements

Change in Control Benefits

The stock option agreements and restricted stock unit agreements between Avanex and its executive officers generally provide that immediately upon a change of control, as defined in the agreements, each such award will become vested and exercisable as to 50% of the shares underlying such award, if such award is not already so vested. Upon or within twelve months of a change of control, if any such individual's employment terminates as a result of an involuntary termination, as defined in the agreements (other than for cause, as defined in the agreements), each such award will become fully vested and exercisable.

Severance Benefits

Dr. Major. In August 2004, Avanex entered into an at-will employment agreement with Jo S. Major, Jr., (the "Employment Agreement"), amended in November 2004. Pursuant to the Employment Agreement, if Dr. Major's employment is terminated by Avanex without "cause" or by Dr. Major due to an "involuntary termination," as defined in the Employment Agreement, then Dr. Major will receive the following:

- the equivalent of his base salary, less applicable withholding, for a period of twelve months and pro rata payment of his accrued target annual incentive; and
- reimbursement for premiums paid for continued health benefits under our health plans until the earlier of twelve months or the date when he becomes covered under substantially similar plans.

These severance benefits are subject to Dr. Major's executing and not revoking a separation agreement and release of claims in a form reasonably acceptable to Avanex and to him, as well as the noncompetition, nonsolicitation and nondisparagement provisions set forth in the Employment Agreement.

Vice Presidents. Avanex's severance policy for vice presidents is as follows:

- each senior vice president who is terminated without cause shall be entitled to receive the equivalent of his or her base salary, less applicable withholding, for a period of twelve months from the date of his or her termination, and
- each vice president who is terminated without cause shall be entitled to receive the equivalent of his or her base salary, less applicable withholding, for a period of six months from the date of his or her termination.

Except as otherwise required or provided by any applicable foreign, federal, state or local law, Avanex will only pay severance pursuant to this policy in exchange for the vice president's execution of a full release of all claims in a form satisfactory to Avanex.

Estimated Payments Upon Termination or Change in Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers. Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2007 (June 29, 2007), and the price per share of Avanex's common stock is the closing price on the NASDAQ Global Market as of that date ($1.80). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

		Potential Payments in Connection with:		
		Non-Change in Control	Change in Control	
Name	Type of Benefit	Termination Without Cause ($)(1)	Upon Change in Control ($)(2)	Involuntary Termination Other Than For Cause Within 12 Months of Change in Control ($)(3)
Jo S. Major, Jr.	Cash Severance Payments	375,000	—	375,000
	Accrued Target Annual Incentive(4)	149,063	—	149,063
	Continued Coverage of Employee Benefits(5)	14,630	—	14,630
	Vesting Acceleration	—	280,043	749,479
	Total Benefits	530,717	280,043	1,288,172
Marla Sanchez	Cash Severance Payments	260,000	—	260,000
	Vesting Acceleration	—	272,227	272,227
	Total Benefits	260,000	272,227	532,227
Cal R. Hoagland	Cash Severance Payments	260,000	—	—
	Vesting Acceleration	—	—	—
	Total Benefits	260,000	—	—
Bradley Kolb	Cash Severance Payments	250,000	—	250,000
	Vesting Acceleration	—	61,315	151,265
	Total Benefits	250,000	61,315	401,265
Yves LeMaitre	Cash Severance Payments	245,000	—	245,000
	Vesting Acceleration	—	128,092	397,630
	Total Benefits	245,000	—	642,630
Anthony Riley	Cash Severance Payments	130,000	—	—
	Vesting Acceleration	—	9,638	274,727
	Total Benefits	130,000	—	—

(1) For Dr. Major, this column reflects the terms of his employment agreement with Avanex entered into in August 2004 and includes payments made upon a termination by Avanex without "cause" or a termination by Dr. Major due to an "involuntary termination," each as defined in his employment agreement. For Mr. Hoagland and Mr. Riley, this column reflects the actual payments to which these individuals were entitled upon termination of their employment in October 2006 and June 2007, respectively. For the other named executive officers, this column reflects the terms of Avanex's severance policy for senior vice presidents and vice presidents.

(2) Reflects the terms of stock option agreements and restricted stock unit agreements between Avanex and its executive officers and indicates the aggregate market value of unvested option grants and restricted stock units. For unvested option grants, aggregate market value is computed by multiplying (i) the difference between $1.80 and the exercise price of the option, by (ii) the number of shares underlying unvested options at June 29, 2007. For restricted stock units, aggregate market value is computed by multiplying (i) $1.80, by (ii) the number of unvested restricted stock units at June 29, 2007.

(3) For Dr. Major, the first three items of this column ("Cash Severance Payments", "Accrued Target Annual Incentive", and "Continued Coverage of Employee Benefits") reflect the terms of his employment agreement with Avanex entered into in August 2004 and includes payments made upon an involuntary termination other than for "cause" within 12 months of a "change in control," each as defined in his employment agreement. For the other named executive officers who were employed by the Company at the end of fiscal 2007, the first item ("Cash Severance Payments") reflects the terms of Avanex's severance policy for senior vice presidents and vice presidents. Each row in this column entitled "Vesting Acceleration" reflects the terms of stock option agreements and restricted stock unit agreements between Avanex and its executive officers and indicates the aggregate market value of unvested option grants and restricted stock units, computed in the manner described in footnote 2 above.

(4) Reflects the aggregate market value of restricted stock units earned for fiscal 2007 performance but determined in September 2007. Aggregate market value is computed by multiplying (i) $1.80, by (ii) the number of such restricted stock units.

(5) Assumes continued coverage of employee benefits for Dr. Major at the amounts paid by Avanex for fiscal 2007 under Avanex's health plans for 12 months.

Proxy Materials

Director Compensation

Compensation for Fiscal 2007

The following table provides information concerning the compensation paid by us to each of our non-employee directors for fiscal 2007. Dr. Major, who is an employee, does not receive additional compensation for his services as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($) (1)(2)(3)	Total ($)
Vinton Cerf	$40,000(4)	$17,950	$36,241	$ 95,193
Greg Dougherty	$42,000(5)	$61,236	$28,305	$140,541
Joel A. Smith, III	$37,500(6)	$41,675	$17,950	$101,127
Susan Wang	$45,000(7)	$59,239	$18,981	$131,720

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures related to service-based vesting conditions) for fiscal 2007, in accordance with FAS 123(R), and thus may include amounts from awards granted in and prior to 2007. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended June 30, 2007, filed with the SEC on September 7, 2007. These amounts do not correspond to the actual value that will be recognized by the directors.

(2) In fiscal year 2007, each of our non-employee directors received the following option to purchase shares of our common stock pursuant to the Company's 1999 Director Option Plan, which vests and becomes exercisable on the first anniversary of the grant date:

Grant Date	Number of Shares Underlying Option (#)	Exercise Price Per Share ($)	Grant Date Fair Value ($)
11/3/2006	20,000	1.52	22,088

In fiscal year 2007, each of our non-employee directors received the following restricted stock units pursuant to the Company's 1999 Director Option Plan, which vest and become exercisable on the first anniversary of the grant date:

Grant Date	Number of Shares Underlying RSU (#)	Grant Date Fair Value ($)
11/3/2006	10,000	15,190

In fiscal year 2007, our non-employee directors received the following shares of restricted Common Stock pursuant to the Company's 1998 Stock Plan for attendance at meetings of the Board of Directors and committees of the Board of Directors:

Name	Grant Date	Number of Shares underlying Restricted Stock Grants (#)	Grant Date Fair Value ($)
Vinton Cerf	10/27/2006	2,710	4,496
	1/22/2007	1,408	2,998
	4/23/2007	572	1,000
	7/23/2007	506*	1,001
Greg Dougherty	10/27/2006	7,228	11,991
	1/22/2007	6,572	13,992
	4/23/2007	4,000	6,996
	7/23/2007	4.293*	8,496
Joel A. Smith, III	10/27/2006	4,216	6,994
	1/22/2007	3,286	6,996
	4/23/2007	2,000	3,498
	7/23/2007	2,021*	4,000
Susan Wang	10/27/2006	6,927	11,492
	1/22/2007	6,338	13,494
	4/23/2007	3,429	5,997
	7/23/2007	4,293*	8,496

* Granted in fiscal year 2008 for service in the fourth quarter of fiscal year 2007.

(3) As of June 30, 2007, the aggregate number of shares underlying options and restricted stock units outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares Underlying Options	Aggregate Number of Shares Underlying RSUs
Vinton Cerf	132,500	10,000
Greg Dougherty	40,000	10,000
Joel A. Smith, III	92,500	10,000
Susan Wang	90,000	10,000

(4) Includes $8,000 of prepaid board related fees for the first fiscal quarter of 2008.

(5) Includes $8,500 of prepaid board related fees for the first fiscal quarter of 2008; also includes $500 of fiscal year 2007 board related service fees not yet paid.

(6) Includes $7,500 of prepaid board related fees for the first fiscal quarter of 2008.

(7) Includes $9,000 of prepaid board related fees for the first fiscal quarter of 2008.

Standard Director Compensation Arrangements

Overview. We use a combination of cash and equity compensation to attract and retain qualified candidates to serve on our Board of Directors. The Corporate Governance and Nominating Committee of the Board of Directors is responsible to evaluate director compensation and, if appropriate, recommend any changes in the type or amount of compensation to the Board of Directors. Any change in director compensation is approved by the Board of Directors.

Cash Compensation. Beginning in fiscal year 2007, each non-employee director is entitled to receive a quarterly retainer of $5,000 in cash compensation for service on the Board of Directors. In addition, non-employee directors are entitled to receive the following cash compensation for service on committees of the Board of Directors: chair of the Audit Committee, $3,000 per quarter; chairs of the Compensation Committee and Corporate Governance and Nominating Committee, $2,000 per quarter; member of the Audit Committee, $1,500 per quarter; member of the Compensation Committee and Corporate Governance and Nominating Committee, $1,000 per quarter.

Per Meeting Fees. Beginning in fiscal year 2007, each non-employee director is eligible to receive shares of restricted stock for attendance at meetings of the Board of Directors. For each in-person meeting of the Board of Directors that a non-employee director attends, such director is eligible to receive a number of shares of restricted stock with an aggregate fair market value of $1,500. For each telephonic meeting of the Board of Directors that a non-employee director attends, such director is eligible to receive a number of shares of restricted stock with an aggregate fair market value of $500. For each in-person meeting of a Committee of the Board of Directors that a non-employee director attends, such director is eligible to receive a number of shares of restricted stock with an aggregate fair market value of $1,000. For each telephonic meeting of a Committee of the Board of Directors that a non-employee director attends, such director is eligible to receive a number of shares of restricted stock with an aggregate fair market value of $500. The shares of restricted stock are granted once per fiscal quarter at the same time each quarter, and the fair market value and aggregate number of the restricted shares is determined on the day of such grant in accordance with the Company's 1998 Stock Plan. Non-employee directors who attended meetings of the Board of Directors during the previous fiscal quarter but who are no longer directors on the date that such restricted stock is granted will not be eligible to receive such grants.

Equity Compensation. Directors are also eligible to receive options to purchase the Company's Common Stock pursuant to the Company's 1998 Stock Plan and 1999 Director Option Plan. The 1999 Director Option Plan provides for annual automatic grants of nonstatutory stock options to continuing non-employee directors who beneficially own less than one percent of the voting power represented by the outstanding securities of Avanex. Under the 1999 Director Option Plan, each such director is eligible to receive a nonstatutory stock option grant of 80,000 shares of the Company's Common Stock upon his or her initial election to the Board of Directors (an "Initial Grant"). On the date of each annual stockholders' meeting, each individual who is at the time continuing to serve as a non-employee director meeting the criteria described above and has served on the Board of Directors for at least the prior six months is automatically granted an option to purchase 20,000 shares of the Company's Common Stock (a "Subsequent Grant"). All options automatically granted to directors under the 1999 Director Option Plan have an exercise price equal to 100% of the fair market value of the Company's Common Stock on the date of grant. Each Initial Grant vests and becomes exercisable in four equal annual installments, and each Subsequent Grant vests and becomes exercisable on the first anniversary of the grant date. In addition, the 1999 Director Option Plan provides that each non-employee director who meets the criteria described above and has served on the Board of Directors for at least the prior six months will receive an automatic annual grant of 10,000 restricted stock units, to be granted on the date of each annual stockholders meeting and to vest 100% upon the one-year anniversary of such grant.

Change of Control and Option Exercisability. Pursuant to Avanex's 1999 Director Option Plan, immediately upon a change of control, as defined in the plan, options to purchase Avanex Common Stock will become fully vested and exercisable. In addition, options to purchase shares of Avanex Common Stock granted to Dr. Cerf on December 10, 1999, October 18, 2001 and December 18, 2002 under Avanex's 1998 Stock Plan contain similar provisions. Each of the stock option agreements of Messrs. Dougherty and Smith, Dr. Cerf and Ms. Wang provide for an exercise period extending until two years after the termination of such person's service with Avanex, but in no event beyond the options' normal expiration dates.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of June 30, 2007 with respect to the shares of the Company's Common Stock that may be issued under the Company's existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders(1)	17,519,345	$4.20	17,319,865(2)
Equity compensation plans not approved by security holders	—	—	—
Total	17,519,345	$4.20	17,319,865(2)

(1) The Company's 1998 Stock Plan provides that on July 1, the first day of the Company's fiscal year, the number of shares authorized under the plan shall be increased by the lesser of (i) 6,000,000 shares, (ii) 4.9% of the outstanding shares on such date or (iii) a lesser amount determined by the Board of Directors. The Company's 1999 Director Option Plan provides that on July 1, the first day of the Company's fiscal year, the number of shares authorized under the plan shall be increased by the lesser of (i) 150,000 shares, (ii) 1/4 of 1% of the outstanding shares on such date or (iii) a lesser amount determined by the Board of Directors. The Company's 1999 Employee Stock Purchase Plan provides that on July 1, the first day of the Company's fiscal year, the number of shares authorized under the plan shall be increased by the lesser of (i) 750,000 shares, (ii) 1% of the outstanding shares on such date or (iii) a lesser amount determined by the Board of Directors.

(2) Includes 2,353,272 shares available for future issuances under the Company's 1999 Employee Stock Purchase Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of Avanex's Common Stock, as of October 11, 2007, for the following: (1) each person or entity who is known by the Company to own beneficially more than 5% of the outstanding shares of the Company's Common Stock; (2) each of the Company's non-employee directors; (3) each of the executive officers named in the Summary Compensation Table; and (4) all directors and executive officers of the Company as a group.

Name	Common Stock Beneficially Owned(1)	Percentage Beneficially Owned(2)
Alcatel 54, rue la Boétie 75008 Paris France	28,295,868	12.42%
Kings Road Investments Ltd.(3) c/o Polygon Investment Partners LP 598 Madison Avenue, 14th Floor New York, New York 10022	22,728,715	9.71%
Trivium Capital Management, LLC(4) 600 Lexington Avenue, 23rd Floor New York, NY 10022	15,250,000	6.70%
Jo S. Major, Jr.(5)	1,914,604	*
Vinton Cerf(6)	181,612	*
Greg Dougherty(7)	105,307	*
Joel A. Smith III(8)	200,556	*
Susan Wang(9)	158,701	*
Yves LeMaitre(10)	106,673	*
Brad Kolb(11)	235,113	*
Marla Sanchez(12)	318,306	*
Cal Hoagland	—	*
Anthony Riley	119,040	*
All directors and executive officers as a group (10 persons)(13)	4,773,383	2.06%

* Less than one percent of the outstanding Common Stock.

(1) The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of Common Stock that the individual has the right to acquire within 60 days of October 11, 2007, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(2) The total number of shares of Common Stock outstanding as of October 11, 2007 was 227,755,421.

(3) As indicated in the Schedule 13G filed by Kings Road Investments Ltd. ("Kings Road") pursuant to the Exchange Act on March 7, 2007, which may not be current as of October 11, 2007. Consists of 16,350,612 shares of Common Stock and 6,378,103 shares of Common Stock issuable to Kings Road upon the exercise of certain warrants. Kings Road is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund ("Master Fund"). Polygon Investments Ltd. (the "Investment Manager"), Polygon Investment Management Limited ("PIML"), Polygon Investment Partners LLP (the "UK Investment Manager"), Polygon Investment Partners LP (the "US Investment Manager"), Polygon Investment Partners HK

Proxy Materials

Limited (the "HK Investment Manager") and Polygon Investment Partners GP, LLC (the "General Partner") have voting and depository control over securities owned by Kings Road and the Master Fund. Reade E. Griffith, Alexander E. Jackson, Patrick G. G. Dear control the Investment Manager, the UK Investment Manager, the US Investment Manager, the HK Investment Manager, PIML and the General Partner.

(4) As indicated in the Schedule 13G filed by Trivium Capital Management, LLC pursuant to the Exchange Act on May 4, 2007, which may not be current as of October 11, 2007. Trivium Offshore Fund Ltd. has voting and dispositive power over 11,936,175 shares.

(5) Represents 678,147 shares held by Dr. Major and 1,236,457 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 11, 2007.

(6) Represents 19,112 shares held by Dr. Cerf and 162,500 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 11, 2007.

(7) Represents 35,307 shares held by Mr. Dougherty and 70,000 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 11, 2007.

(8) Represents 76,856 shares held by Mr. Smith individually, 1,200 shares held by his spouse and 122,500 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 11, 2007.

(9) Represents 38,701 shares held by Ms. Wang and 120,000 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 11, 2007.

(10) Represents 7,298 shares held by Mr. LeMaitre and 99,375 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 11, 2007.

(11) Represents 37,198 shares held by Mr. Kolb and 197,915 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 11, 2007.

(12) Represents 127,369 shares held by Ms. Sanchez and 190,937 shares issuable pursuant to options exercisable and restricted stock units scheduled to vest within 60 days of October 11, 2007.

(13) Includes 3,706,241 shares issuable upon the exercise of options exercisable and restricted stock units scheduled to vest within 60 days of October 11, 2007.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions Policy

In accordance with the Company's Code of Business Conduct and Ethics and the charter for the Audit Committee, the Audit Committee reviews and approves in advance in writing any proposed related party transactions that are material. The most significant related party transactions, particularly those involving the Company's directors or executive officers, must be reviewed and approved in writing in advance by the Board of Directors. It is the Company's policy to report all such material related party transactions under applicable accounting rules, federal securities laws and SEC rules and regulations. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to this business.

Transactions with Management and Others

Transactions with Alcatel.

In July 2003, in connection with the Company's acquisition of the optical components business of Alcatel, the Company issued 35,369,834 shares of the Company's Common Stock to Alcatel, and the Company entered into an intellectual property licensing agreement, supply agreement, frame purchase agreement and transition services agreement with Alcatel. The supply agreement and transition services agreements were each amended in October 2005. As of October 11, 2007, Alcatel beneficially owned approximately 12.42% of the Company's outstanding Common Stock. Pursuant to the supply agreement, as amended, and frame purchase agreement, among other things, Alcatel agreed to purchase 70% of its requirements for certain qualified products from the Company until October 2007, provided that the Company remains competitive with respect to these products. Products sold to Alcatel accounted for $61.4 million, or 29% of the Company's net revenue during the fiscal year ended June 30, 2007. In addition, the Company purchased $0.5 million of raw materials and components from Alcatel during the fiscal year ended June 30, 2007. Pursuant to the transition services agreement, Alcatel agreed to provide certain services to the Company, and the Company paid Alcatel $0.6 million during the fiscal year ended June 30, 2007 for such services.

March 2007 Financing.

On March 1, 2007, Avanex entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Kings Road Investments Ltd. (the "Investor"), which has owned more than five percent of the Common Stock during fiscal 2007, for the sale of 10,795,056 shares of Common Stock at a price per share of $1.8527 for an aggregate purchase price of approximately $20 million (the "Financing"). The Financing closed on March 1, 2007. The Investor purchasing shares of Common Stock also received a Warrant (the "Warrant") to purchase up to an additional 2,698,764 shares of Common Stock at an exercise price of $2.1452 per share and for a term starting March 31, 2007 and ending March 1, 2011. The shares issued pursuant to the Securities Purchase Agreement and the shares issuable upon the exercise of the Warrant were registered in a registration statement on Form S-3 (file number 333-141719) declared effective by the SEC on April 6, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities ("10% Stockholders"), to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such executive officers, directors and 10% Stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such reports furnished to the Company and written representations that no other reports were required to be filed during the fiscal year ended June 30, 2007, the Company believes that its executive officers, directors and 10% Stockholders have complied with all Section 16(a) filing requirements applicable to them, except that the following persons each filed one late Form 4: Giovanni Barbarossa, Yves LeMaitre and Jo S. Major, Jr.

OTHER MATTERS

The Board of Directors does not know of any other matter to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named on the enclosed proxy card will have discretion to vote the shares of Common Stock they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. We urge you to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been enclosed.

THE BOARD OF DIRECTORS

Vinton Cerf
Greg Dougherty
Jo S. Major, Jr.
Joel A. Smith III
Susan Wang

Fremont, California
October 16, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2007

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-29175

AVANEX CORPORATION


RECEIVED
OCT 16 2007
186
SECTION

(Exact name of registrant as specified in its charter)

Delaware	**94-3285348**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
40919 Encyclopedia Circle Fremont, California	**94538**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (510) 897-4188

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $0.001 par value
Preferred Share Rights (currently attached to and trading only with Common Stock)
(Title of Class)

The NASDAQ Stock Market LLC
(Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of December 31, 2006, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $386.0 million based upon the closing price on the Nasdaq Global Market reported for such date. As of August 22, 2007, the Registrant had 226,793,103 outstanding shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement that will be filed with the Commission pursuant to Section 14(a) in connection with the 2007 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of Registrant's fiscal year ended June 30, 2007.

AVANEX CORPORATION

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2007

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K that are not purely historical are "forward-looking statements" within the meaning of the federal securities laws, including, without limitation, statements regarding our expectations, beliefs, anticipations, commitments, intentions and strategies regarding the future. In some cases you can identify forward-looking statements by terms such as "may," "could," "would," "might," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. Actual results could differ from those projected in any forward-looking statements for the reasons, among others, detailed in "Risk Factors" in Item 1A. The forward-looking statements are made as of the date of this Form 10-K and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

PART I

ITEM 1. BUSINESS

Overview

We are a global provider of high-performance, intelligent, photonic products including optical components, modules and subsystems. Our products enable optical communication networks to regenerate, transmit and manage voice, video and data optical signals efficiently. Telecommunication system integrators and their network carrier customers use our products to enhance system performance and increase network speed and capacity. We believe we are one of the largest broad-based suppliers of telecom optical equipment.

In 2003, we acquired all of the outstanding equity of Alcatel Optronics France, a subsidiary of Alcatel, certain assets of the optical components business of Corning Incorporated, and substantially all of the assets of Vitesse's Optical Components Systems Division. As part of these acquisitions, Alcatel and Corning Incorporated licensed certain intellectual property rights to us. Over the past four years, we have integrated and restructured these assets and have shifted most of our manufacturing operations to lower-cost geographic regions. For instance, in March 2005, we opened an operations center in Bangkok, Thailand to centralize global manufacturing and operational overhead functions in a lower-cost region, and in July 2005, we announced the opening of a product development office in Shanghai, China. In March 2007, we divested 90 percent of our interest in our subsidiary in France, including our Indium Phosphide (InP) and Gallium Arsenide (GaAs) semiconductor fabs, and our laser, terrestrial pump, submarine pump and Fiber Bragg Grating (FBG) product lines, to 3S Photonics.

In order to expand our transmission product portfolio, on July 2, 2007, we acquired the assets relating to the MSA 300-pin transponder and XFP transceiver businesses of the Commercial Communication Products Division of Essex Corporation, a subsidiary of Northrop Grumman Space and Mission Systems Corporation.

We have one of the broadest optical product portfolio platforms available, with a scalable and efficient global operating model.

We were incorporated in October 1997 as a California corporation, and in January 2000, we were reincorporated as a Delaware corporation. Our principal executive office is located at 40919 Encyclopedia Circle, Fremont, California, 94538. We also maintain facilities in Horseheads, New York; Melbourne, Florida; Shanghai, China; Villebon Sur Yvette, France; San Donato, Italy; and Bangkok, Thailand. Our main telephone number is (510) 897-4188, and our web site address is www.avanex.com. The information that can be accessed through our web site, however, is not part of this Annual Report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, through our internet web site, as soon as reasonably practicable, after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or SEC.

Avanex and the Avanex logo are registered trademarks of Avanex Corporation. This Annual Report on Form 10-K also includes other trade names, trademarks and service marks of ours and other companies.

Industry

Optical technology transfers information in the form of light signals along optical fibers. The light signals are transmitted through fiber optic cable. Beyond lasers, many other optical components and subsystems are utilized within optical networks to generate, clean, amplify, isolate, channel, or otherwise enhance light signals.

Over the last several years, the optical components, modules and subsystems industry has experienced a modest increase in business levels, as compared to previous years because network carriers and cable companies have been deploying new communication networks or have been upgrading the backbone of existing communication networks. The increasing demand for optical solutions is in response to growing bandwidth demand driven by increased transmission of video, voice and data over optical communication networks, and by a need among network carriers to decrease the total cost of ownership of their networks. Certain large telecommunications network carriers have also disclosed that they plan to deploy, and have begun to deploy, new broadband access networks based on fiber optic technologies. These fiber-to-the-premise networks significantly increase the capacity and expand the type of services that can be utilized by residential users.

Products


Transmission
Wavelength Management
Amplification
Dispersion Compensation Management

Our product portfolio is comprised of the following product families (depicted visually above):

Amplification—Our Amplification product family includes products that optically amplify transmission signals, including Erbium doped fiber amplifiers and Raman amplifiers.

Wavelength Management—Our Wavelength Management platform includes Switching and Routing solutions, Multiplexing and Signal Processing solutions and Micro-Optics and Integrated Modules – including products that optically add and drop transmission signals in both fixed and reconfigurable versions, products that optically multiplex or demultiplex signals based on thin film filters, planar and interleaver technologies, and products that optically attenuate signal power across a single or multiple wavelength bands.

Dispersion Compensation Management—Our Dispersion Compensation product family consists of products that optically compensate for chromatic dispersion and dispersion degradation of transmission signals, including fixed and tunable products based on dispersion compensating fiber and cascaded etalons.

Transmission—Our Transmission product family includes transceivers and transponders. These products transmit and receive optical signals on optical fibers. Our transmission product family also includes Lithium Niobate Modulators, which are optical devices fabricated from Lithium Niobate and other optical devices that manipulate the phase of magnitude of an optical signal. Their primary function is to transfer information on an optical carrier by modulating the light.

Competition

The optical communications markets are rapidly evolving. We expect these markets to continue to be highly competitive because of the available capacity and easily obtained funding. We believe that our principal competitors in the optical subsystems, modules and components industry include Bookham, Inc., JDS Uniphase Corporation, Oplink Communications, Inc., Opnext, Inc. and Optium Corporation. We may also face competition from companies that expand into our industry in the future. We believe we differentiate ourselves from our competitors by offering high levels of customer value through collaborative product design, technology innovation, optical/mechanical performance, intelligent features for configuration, control and monitoring, multi-function integration and overall customization. The principal competitive factors upon which we compete include breadth of product line, availability, performance, product reliability, innovation and selling price. We believe that we compete favorably with our competitors with respect to the foregoing factors.

Consolidation in the optical systems and components industry in the past has intensified, and future consolidation could intensify, the competitive pressures that we face. Significant consolidation has also taken place recently at the carrier level and at our customer level. Recent mergers among our customers include that of ADVA Optical Networking with Movaz Networks Inc., Alcatel with Lucent Technologies Inc., Ericsson AB with Marconi, and the merger of the optical businesses of Marconi Communications and Nokia.

We also face competition from companies that may expand into our industry and introduce additional competitive products. Existing and potential customers are also our potential competitors. These customers may develop or acquire additional competitive products or technologies, which may cause them to reduce or cease their purchases from us. Please see "Risk Factors" in Item 1A of this Annual Report on Form 10-K, including in Section II: "Market and Competitive Risks."

Research and Development

We believe that research and development is critical to our strategic product development objectives. Our research and development activities are focused on developing new products that incorporate multiple optical functions, offer intelligent features for configuration, control and monitoring, and provide network-ready interfaces. To accomplish this, our research and development team possesses expertise in the areas of optical components, micro-optic and integrated-optic design, as well as electronics, firmware, and software. Most of our efforts are directed toward the development of products with revenue potential, but we do continue to invest in new technological platforms to ensure our continued competitiveness in the future.

Our research and development expenses totaled $25.2 million for the fiscal year ended June 30, 2007, $23.5 million for the fiscal year ended June 30, 2006, and $33.1 million for the fiscal year ended June 30, 2005. During fiscal 2007, research and development expenditures increased as we added staff in China and increased patent-related expenses; however, by the end of fiscal 2007, these expenses had decreased to comparable levels with the prior year with the sale of our subsidiary in France. During fiscal 2006, we reduced research and development expenditures by taking advantage of internal consolidation opportunities presented by our acquisitions and better aligning our resources with available market opportunities. In addition, we have moved significant engineering resources to our Shanghai location to increase the cost effectiveness of our overall research and development activities and to provide support to our third-party contract manufacturers. As of June 30, 2007, we employed 151 people in our research and development groups in Fremont, California; Horseheads, New York; Villebon Sur Yvette, France; San Donato, Italy; and Shanghai, China.

During fiscal 2006 and 2007, we saw an increase in the number of customers purchasing integrated subsystem products, as well as an increase in the complexity of such products with existing customers as the demand for more intelligent, efficient and flexible optical fiber networks increases. We continue to invest in such products, as we believe applications for these types of products will become increasingly important in the future. For risks associated with our research and development efforts, please see "Risk Factors" in Item 1A of this Annual Report on Form 10-K, including in Section IV: "Operations, Research and Development Risks."

Sales and Marketing

We primarily market our products to telecommunications system integrators. Our marketing efforts are centered on the demonstration of, and education about, our products' performance at trade shows, and customer visits. We sell and market our products through a combination of direct sales, distributors and representatives.

As of June 30, 2007, our direct sales organization consisted of 24 sales account managers in the United States, Europe and Asia, supported by application engineers and product line managers. We focus our direct sales efforts on service providers and telecommunications systems and optical module manufacturers. The direct sales account managers cover the market on an assigned-account, regional basis and work as a team with systems engineers and product line managers. As of June 30, 2007, our sales and marketing organization consisted of 63 people. We provide customer service directly to our customers.

In order to further our international sales objectives, we have established relationships with one distributor in Europe and two distributors in Japan. Additionally, we have relationships with two supplier manufacturer representatives, one in China and one in Korea, and with a sales representative in Israel. These distributors and representatives have expertise in distributing complex telecommunications equipment in their markets and provide basic customer service to the end customers they serve.

While we have diversified our customer base, we expect that a substantial proportion of our sales will continue to be concentrated with a limited number of customers. During fiscal 2007, Alcatel-Lucent accounted for 29% of our net revenue and Tellabs accounted for 17% of our net revenue. During fiscal 2006, Alcatel accounted for 27% of our net revenue and Nortel accounted for 11% of our net revenue. During fiscal 2005, Alcatel accounted for 34% of our net revenue.

A summary of our financial information by geographic location is found in Note 15 in the Notes to Consolidated Financial Statements.

Backlog

We do not believe that backlog as of any particular date is meaningful, as our sales are made primarily pursuant to standard purchase orders for delivery of products. Only a small portion of our orders is non-cancelable, and the dollar amount associated with the non-cancelable portion is not significant.

Manufacturing

During the first half of fiscal 2006, we performed optical sub-assembly, final integration, and shipment of our products at both our contract manufacturers facilities and at our own facilities in Fremont, California; Erwin Park, New York; Nozay, France; and San Donato, Italy. During the second half of fiscal 2006 and in fiscal 2007, we completed the transition of most of our manufacturing operations to third party contract manufacturers, whose operations are coordinated through our Asian Operations Center in Bangkok, Thailand; however, we continue to manufacture Lithium Niobate chips that are used in our products in San Donato, Italy. As of June 30, 2007, our manufacturing support organization consisted of 243 people.

Currently, we see supplier lead-times increasing, as companies have re-aligned their capacity to lower levels. We currently purchase several key components used in our products and equipment from single or limited sources of supply, including Bookham Inc., Corning, Eudyna Devices Inc., JDS Uniphase Corporation and Photop, Inc. These key components include lasers, variable optical attenuators, thin film filters, gain flattening filters, and optical fiber. We also purchase turnkey solutions from contract manufacturers, such as Fabrinet, Browave Corporation and Optiworks. For risks associated with our manufacturing strategy, please see "Risk Factors" in Item 1A of this Annual Report on Form 10-K, including Section IV: "Operations, Research and Development Risks."

Our United States, Europe and Asia sites are currently TL-9000 certified. We will continue to refine our quality processes to ensure that we maintain our high standards of product quality and customer satisfaction.

Patents and Intellectual Property

As of June 30, 2007, we held approximately 520 U.S. patents and approximately 272 foreign patents (issued and pending), covering a broad range of photonics and optical communications products and technologies. These technologies are incorporated into our products and are covered by patents that expire through June 2024; however, we also have patents that have not been incorporated into our products. In addition, our intellectual property includes trade secrets, trademarks, and copyrights. We do not expect to maintain or enhance our market position primarily through the exercise of our intellectual property rights because the rapid evolution of technology and the wide distribution of patents in our industry preclude such market positioning through intellectual property. We will pursue opportunities to license our intellectual property if we believe that we can be adequately compensated or if there is the potential for a beneficial cross-license agreement.

Our engineering teams have significant expertise in photonic, micro-optic and systems-level design and manufacturing. While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that other factors, such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position.

We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our proprietary information.

In addition, we have been granted licenses to use other intellectual property, including patents of Alcatel, Corning and various other third parties. For risks associated with our patents and intellectual property, please see "Risk Factors" in Item 1A of this Annual Report on Form 10-K, including Section V: "Intellectual Property and Litigation Risks."

Employees

As of June 30, 2007, we had 539 employees and consultants comprised of 243 employees in manufacturing support, 151 employees in research and development, 63 employees in sales and marketing, and 82 employees in general and administrative capacities. The work force is located in the United States, Canada, China, France, Germany, Italy, Thailand and the United Kingdom.

As of June 30, 2007, some of our employees located in Europe were represented by labor organizations.

We consider our relations with our employees to be good. Our future success depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Please see "Risk Factors" in Item 1A of this Annual Report on Form 10-K, including Section IV: "Operations and Research and Development Risks," specifically the risk factor entitled "We depend on key personnel to manage our business effectively, and if we are unable to hire, retain or motivate qualified personnel, our ability to sell our products could be harmed."

ITEM 1A. RISK FACTORS

In addition to the other information contained in this Annual Report on Form 10-K, we have identified the following risks and uncertainties that may have a material adverse affect on our business, financial condition or results of operations. Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and investors may lose all or part of their investment. This section should be read in conjunction with the Consolidated Financial Statements and Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Form 10-K.


2007 Annual Report

I. Financial and Revenue Risks.

We have a history of negative cash flow and losses, which may continue for an indeterminate period of time, if we are unable to increase our revenues and/or further reduce our costs.

We have never been profitable. We have experienced operating losses in each quarterly and annual period since our inception in 1997, and we may continue to incur operating losses for an indeterminate period of time. As of June 30, 2007, we had an accumulated deficit of $705.1 million. Also, for the fiscal year ended June 30, 2007 and for each of our prior fiscal years, we had negative operating cash flow, and we may incur negative operating cash flow in future periods. There can be no assurance that our business will become profitable in the future or that additional losses and negative cash flows from operations will not be incurred, which could have a material adverse affect on our financial condition.

Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of equity securities, debt securities, bank borrowings, equipment lease financings, acquisitions and other capital raising transactions. Although we implemented cost reduction programs during the past several years, we continue to have significant fixed expenses, and we expect to continue to incur considerable manufacturing, sales and marketing, product development and administrative expenses.

If we do not increase our revenues and/or reduce costs, and improve our gross margins, our financial condition and results of operations will be adversely impacted.

Our ability to achieve profitability depends on our ability to increase our revenues and/or control costs and expenses in relation to revenues and to increase our gross margin. During the fiscal years ended June 30, 2007, 2006 and 2005, our gross margin percentage was positive 18%, positive 5% and negative 3%, respectively. Despite our continued efforts to improve our gross margins, there can be no assurance that our gross margins will improve in the future.

We have reduced fixed costs through the extensive reliance on third party contract manufacturing and the relocation of most of our manufacturing operations into a central facility in Bangkok, Thailand. We may further reduce fixed costs by relocating certain transactional activities to lower cost regions. We have faced and may face execution issues working with our contract manufacturers, including difficulties managing our supply chain and deliveries to our customers. From a financial viewpoint, should these difficulties continue to occur, we could see negative impacts to revenue, gross margin and inventory levels.

In addition, over our limited operating history, the average selling prices of our existing products have decreased and this trend may continue. However, our overall product mix has shifted toward products with higher levels of integration, typically selling at higher unit prices. Future price decreases may be due to a number of factors, including competitive pricing pressures, rapid technological change and sales discounts. Therefore, to improve our gross margin, we must develop and introduce new products and product enhancements on a timely basis and reduce our costs of production. Moreover, as our average selling prices decline, we must increase our unit sales volume, or introduce new products, to maintain or increase our total revenues. If our average selling prices decline more rapidly than our costs of production, our gross margin will decline, which would adversely impact our business, financial condition and results of operations. If we are unable to continue to generate positive gross margins, our cash flows from operations would be negatively impacted, and we would be unable to achieve profitability.

We may not continue to realize the anticipated benefits from our restructuring efforts.

As part of our cost reduction efforts, over the past several years we have implemented various restructuring programs to realign our resources in response to changes in the industry and customer demand. These efforts have included transferring most of our manufacturing operations to lower-cost contract manufacturers and selling our semiconductor fabs and related product lines in France. Our past restructuring programs may have a material effect on our financial position in the future as we pay severance to employees and rent for excess facilities. We may initiate future restructuring actions, which are likely to result in additional expenses that could affect our results of operations or financial position. There can be no assurance that we will realize the benefits we anticipate from our current or future restructuring programs or that such programs will reduce our operating expenses and improve our cost structure.

Our future revenues and operating results are inherently unpredictable, and as a result, we may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline.

Our revenues and operating results have fluctuated significantly from quarter-to-quarter in the past, and may continue to fluctuate significantly in the future. Factors that are likely to cause these fluctuations, some of which are outside of our control, include, without limitation, the following:

- the current economic environment and other developments in the telecommunications industry, including the severe business setbacks of customers or potential customers and the current perceived oversupply of communications bandwidth;
- the average margin of the mix of products we sell;
- fluctuations in demand for and sales of our products, which will depend upon the speed and magnitude of the transition to an all-optical network, the acceptance of our products in the marketplace, and the general level of spending on infrastructure projects in the telecommunications industry;
- cancellations of orders and shipment rescheduling;
- changes in product specifications required by customers for existing and future products;
- satisfaction of contractual customer acceptance criteria and related revenue recognition issues;
- our ability to maintain appropriate manufacturing capacity through our contract manufacturers and materials suppliers, from whom we have no long-term commitments;
- the ability of our outsourced manufacturers to timely produce and deliver subcomponents, and possibly complete products in the quantity and of the quality we require;
- the current practice of our customers in the telecommunications industry of sporadically placing large orders with short lead times;
- our ability to comply with new rules and regulations;
- competitive factors, including the introduction of new products and product enhancements by competitors and potential competitors, pricing pressures, and the competitive environment in the markets into which we sell our photonic processing solutions and products, including competitors with substantially greater resources than we have;
- our ability to effectively develop, introduce, manufacture, and ship new and enhanced products in a timely manner without defects;
- the availability and cost of components for our products;
- new product introductions that may result in increased research and development expenses and sales and marketing expenses that are incurred in one quarter, with revenues, if any, that are not recognized until a subsequent quarter;
- the unpredictability of customer demand and difficulties in meeting such demand;
- revisions to our estimated reserves and allowances, as well as other accounting provisions or charges;
- costs associated with, and the outcome of, any litigation to which we are, or may become, a party; and
- customer perception of our financial condition and resulting effects on our orders and revenue.

A high percentage of our expenses, including those related to manufacturing, engineering, sales and marketing, research and development, and general and administrative functions, are fixed in the short term. As a result, if we experience delays in generating and recognizing revenue, our quarterly operating results are likely to be harmed.

Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. Our results for one quarter should not be relied upon as any indication of our future performance. It is possible that in future quarters our operating results may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely decrease.

A lack of effective internal control over financial reporting could result in an inability to accurately report our financial results, which could lead to a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, deficiencies in our internal controls. For example, as more fully described in Item 9A of this Annual Report on Form 10-K, our management concluded that as of June 30, 2007 we did not maintain effective internal controls over the following:

Controls over judgmental and complex processes and transactions were inadequate resulting in insufficient control over financial reporting.

Our management determined that these control deficiencies were considered a material weakness that could result in a material misstatement to annual or interim financial statements that would not be prevented or detected. As a result, our management concluded that our internal control over financial reporting was not effective as of June 30, 2007 using the criteria set forth in the Internal Control-Integrated Framework issued by the *Committee of Sponsoring Organizations of the Treadway Commission ("COSO")*. We expect the remediation of this material weakness to occur during fiscal year 2008.

A failure to implement and maintain effective internal control over financial reporting, including a failure to implement corrective actions to address the control deficiencies identified above, could result in a material misstatement of our financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our business, financial condition, operating results and our stock price, and we could be subject to stockholder litigation.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as, rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, has required changes in corporate governance practices of public companies. These rules and regulations have increased our legal and financial compliance costs and made some activities more time consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements.

Our stock price is highly volatile.

The trading price of our common stock has fluctuated significantly since our initial public offering in February 2000, and is likely to remain volatile in the future. For example, since the beginning of fiscal 2006, our common stock has closed as low as $0.62 and as high as $3.29 per share. The trading price of our common stock could be subject to wide fluctuations in response to many events or factors, including the following:

- quarterly variations in our operating results;
- significant developments in the businesses of telecommunications companies;
- changes in financial estimates by securities analysts;
- changes in market valuations or financial results of telecommunications-related companies;
- announcements by us or our competitors of technology innovations, new products, or significant acquisitions, strategic partnerships or joint ventures;
- any deviation from projected growth rates in revenues;

- any loss of a major customer or a major customer order;
- additions or departures of key management or engineering personnel;
- any deviations in our net revenue or in losses from levels expected by securities analysts;
- activities of short sellers and risk arbitrageurs;
- future sales of our common stock or the availability of additional financing;
- volume fluctuations, which are particularly common among highly volatile securities of telecommunications-related companies; and
- material weaknesses in internal controls.

In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies, which often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. There is substantial risk that our quarterly results will fluctuate.

Sales of securities by our stockholders or warrantholders could affect the market price of our common stock or have a dilutive effect upon our stockholders.

As of August 22, 2007, Alcatel Lucent owned shares of our common stock representing 12% of the outstanding shares of our common stock. Previously, certain restrictions on transfer applied to Alcatel Lucent, making it more difficult for it to sell its shares of Avanex common stock. After January 1, 2007, however, Alcatel Lucent was no longer subject to such selling restrictions. If Alcatel Lucent or our other stockholders sell substantial amounts of our common stock in the public market, it could cause the market price of our common stock to fall, and could make it more difficult for us to raise capital through public offerings or other sales of our capital stock.

In addition, we have issued warrants to purchase initially up to an aggregate of 17,919,288 million shares of common stock to certain institutional investors that are exercisable through 2008, 2009 and 2011 at exercise prices ranging from $1.13 to $2.68 per share, subject to broad-based anti-dilution provisions, including weighted average price-based anti-dilution provisions. If these institutional investors exercise the warrants, we will issue shares of our common stock and such issuances may be dilutive to our stockholders. Because the exercise price of the warrants may be adjusted from time to time in accordance with the provisions of the warrants, the number of shares that could actually be issued may be greater than the amount described above. For example, in connection with our March 1, 2007 financing, the holders of the warrants we issued on March 9, 2006 received an antidilution adjustment pursuant to the terms of such warrants resulting in up to 117,221 additional shares being issued upon the exercise of such warrants and the reduction of the exercise price of the warrants from $2.73 per share to $2.69 per share.

We may have difficulty obtaining additional capital.

Our balance of cash, cash equivalents, and unrestricted short-term investments decreased from $67.7 million at June 30, 2006 to $43.8 million at June 30, 2007. To date, we have not been profitable, and there can be no assurance that our business will be profitable in the future. If these trends continue in the future, it could have an adverse affect on our financial condition. It may be difficult for us to raise additional capital. If adequate capital is not available to us as required, or is not available on favorable terms, our business, operating results and financial condition would be adversely affected.

II. Market and Competitive Risks.

Market conditions in the telecommunications industry may significantly harm our financial position.

We sell our products primarily to a few large customers in the telecommunications industry. Two customers accounted for an aggregate of 29% and 17% of our net revenue, respectively, for the fiscal year ended June 30,

2007. We expect that the majority of our revenues will continue to depend on sales of our products to a small number of customers. If current customers do not continue to place significant orders, or if they cancel or delay current orders, we may not be able to replace those orders. In addition, any negative developments in the business of existing customers could result in significantly decreased sales to these customers, which could seriously harm our business, operating results and financial condition. We have experienced, and in the future we may experience, losses as a result of the inability to collect accounts receivable, as well as the loss of ongoing business from customers experiencing financial difficulties. If our customers fail to meet their payment obligations, we could experience reduced cash flows and losses in excess of amounts reserved. Because of our reliance on a limited number of customers, any decrease in revenues from, or loss of, one or more of these customers without a corresponding increase in revenues from other customers would harm our business, operating results and financial condition.

Few of our customers are under obligation to buy significant quantities of our products, and may cancel or delay purchases with little or no advance notice to us.

Our customers typically purchase our products pursuant to individual purchase orders. While we have executed long-term contracts with some of our customers, and may enter into additional long-term contracts with other customers in the future, these contracts do not obligate our customers to buy significant quantities of our products. Our customers may cancel, defer or decrease purchases without significant consequence to them and with little or no advance notice. Further, certain of our customers have a tendency to purchase our products near the end of a fiscal quarter. Cancellation or delays of such orders may cause us to fail to achieve that quarter's financial and operating goals. Decreases in purchases, cancellations of purchase orders, or deferrals of purchases may significantly harm our business, operating results and financial condition, particularly if we are not able to anticipate these events.

We experience intense competition with respect to our products.

We believe that our principal competitors in the optical systems and components industry include Bookham Inc., JDS Uniphase Corporation, Oplink Communications, Inc., Opnext Inc. and Optium Corporation. We may also face competition from companies that expand into our industry in the future.

Some of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, some of these competitors are able to devote greater resources to the development, promotion, sale, and support of their products. In addition, our competitors that have larger market capitalization or cash reserves are better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Consolidation in the optical systems and components industry could intensify the competitive pressures that we face because these consolidated competitors may have longer operating histories and significantly greater financial, technical, marketing and other resources than we have.

Some existing customers and potential customers, as well as, suppliers and potential suppliers, are also our competitors. These customers and suppliers may develop or acquire additional competitive products or technologies in the future, which may cause them to reduce or cease their purchases from us or their supply to us, as the case may be. Further, these customers may reduce or discontinue purchasing our products if they perceive us as a serious competitive threat with regard to sales of products to their customers. Additionally, suppliers may reduce or discontinue selling materials to us if they perceive us as a serious competitive threat with regard to sales of products to their customers. As a result of these factors, we expect that competitive pressures will intensify and may result in price reductions, reduced margins, and loss of market share.

Competition in the optical systems and components industry has contributed to substantial price-driven competition. As a result, sales prices for specific products have decreased over time at varying rates, in some instances significantly. Price pressure is exacerbated by the rapid emergence of new technologies and the evolution of technical standards, which can greatly diminish the value of products relying on older technologies and standards. In addition, the current economic and industry environment in the telecommunications sector has resulted in pressure to reduce prices for our products, and we expect pricing pressure to continue for the foreseeable future, which may continue to adversely affect our operating results. Reduced spending by our customers has caused and may continue to cause increased price competition, resulting in a decline in the prices we charge for our products. If our customers and potential customers continue to constrain their spending, or if the prices we charge continue to decline, our revenues and margins may be adversely affected.

We will lose market share and may not be successful if our customers do not qualify our products to be designed into their products and systems or if our customers significantly delay purchasing our products.

In the telecommunications industry, service providers and optical systems manufacturers often undertake extensive qualification processes prior to placing orders for large quantities of products such as ours, because these products must function as part of a larger system or network. Once they decide to use a particular supplier's product or component, these potential customers design the product into their system, which is known as a "design-in" win. Suppliers whose products or components are not designed in are unlikely to make sales to that company until the adoption of a future redesigned system at the earliest, which could occur several years after the last design-in win. If we fail to achieve design-in wins in potential customers' qualification processes, we may lose the opportunity for significant sales to such customers for a significant period of time.

The long sales cycles for sales of our products to customers may cause operating results to vary from quarter to quarter, which could continue to cause volatility in our stock price, and may prevent us from achieving profitability.

The period of time between our initial contact with certain of our customers and the receipt of an actual purchase order from such customers often spans a time period of six to nine months, or longer. During this time, customers may perform, or require us to perform, extensive and lengthy evaluation and testing of our products and our manufacturing processes before purchasing our products. While our customers are evaluating our products before they place an order with us, we may incur substantial sales and marketing and research and development expenses, expend significant management efforts, increase manufacturing capacity and order long-lead-time supplies. For example, one of our largest customers required us to perform extensive and lengthy evaluation and testing of a proposed product. After such extensive work, we failed to be designed-in for that product. If we increase capacity and order supplies in anticipation of an order that does not materialize, our gross margins will decline, and we will have to carry and write off excess inventory. Even if we receive an order, if we are required to add additional internal manufacturing capacity in order to service the customer's requirements, such manufacturing capacity may be underutilized in subsequent periods, especially if orders are delayed or cancelled. Either situation could cause our business, results of operations, and financial condition to be below the expectations of public market analysts or investors, which could, in turn, cause the price of our common stock to decline.

If the communications industry does not continue to evolve and grow steadily, our business may not succeed.

Future demand for our products is uncertain and unpredictable, and will depend to a great degree on the speed of the widespread adoption of optical networks. If the transition occurs too slowly or ceases altogether, the market for our products and the growth of our business will be significantly limited.

Our future success depends on the continued growth and success of the telecommunications industry, including the continued growth of the Internet as a widely used medium for commerce and communication and the continuing demand for increased bandwidth over communications networks. If the Internet does not continue to expand as a widespread communication medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical transmission products may not develop. As a result, it would be unlikely that our products would achieve commercial success.

The rate at which telecommunications service providers and other optical network users have built new optical networks or installed new systems in their existing optical networks has fluctuated in the past, and these fluctuations may continue in the future. Sales of our components depend on sales of fiber optic telecommunications systems by our systems-level customers, which are shipped in quantity when telecommunications service providers add capacity. Systems manufacturers compete for sales in each capacity deployment. If systems manufacturers that use our products in their systems do not win a contract, their demand for our products will decline, reducing our future revenues. Similarly, a telecommunications service provider's delay in selecting systems manufacturers for a deployment could delay our shipments and revenues.

III. Acquisition and Divestiture Risks.

Acquisitions, divestitures and other significant transactions may adversely affect our business.

We regularly review acquisition, divestiture and other strategic opportunities that would further our business objectives, complement our existing product offerings, augment our market coverage, secure supplies of critical materials, or enhance our technological capabilities. The anticipated benefits of our acquisitions, divestitures and other strategic transactions may not be realized or may be realized more slowly than we expected. Acquisitions, divestitures and other strategic opportunities have resulted in, and in the future could result in, a number of financial consequences, including without limitation:

- potentially dilutive issuances of equity securities;
- reduced cash balances and related interest income;
- higher fixed expenses, which require a higher level of revenues to maintain gross margins;
- the incurrence of debt and contingent liabilities, including indemnification obligations;
- restructuring actions, which could result in charges that have a material effect on our results of operations and our financial position;
- loss of customers, suppliers, distributors, licensors or employees of the acquired company;
- legal, accounting and advisory fees;
- amortization expenses related to intangible assets; and
- one-time write-offs of large amounts.

For example, in connection with our acquisition of the optical components businesses of Alcatel and Corning, we issued shares of our common stock to Alcatel and to Corning representing 28% and 17%, respectively, of the outstanding shares of our common stock on a post-transaction basis. In connection with such acquisitions, we recorded restructuring liabilities at July 31, 2003 with a fair value of $64.1 million relating to workforce reductions, which were included in the purchase price of such acquisitions. Following these acquisitions, we recorded additional significant restructuring liabilities that involved the acquired businesses and resulted in, among other things, a significant reduction in the size of our workforce, consolidation of our facilities and increased reliance on outsourced, third-party manufacturing.

In addition, as discussed above, we sold ninety percent (90%) of the shares of Avanex France, the operator of our semiconductor fabs and associated product lines located in Nozay, France. Pursuant to the provisions of French bankruptcy law, in the event that Avanex France, now "3S Photonics," declares bankruptcy after such sale, we may be held liable, as "manager de facto" of 3S Photonics for the payment of all or part of the liabilities of 3S Photonics, should it appear that we committed mismanagement, which would have solely or partially led to the bankruptcy of 3S Photonics, and these liabilities could be significant. Such liability, if incurred, could have a material adverse effect on our business, results of operations, and financial condition. In addition, we agreed to indemnify the buyers of Avanex France generally for a period of up to two years in an amount generally not exceeding €5 million for breaches of certain representations, warranties and covenants relating to the condition of the business prior to, and at the time of sale, and approximately €2 million for other liabilities. Should any such liabilities or expenses be of a material amount, our finances could be materially and adversely affected. Finally, we may be dependent on 3S Photonics to supply us with certain products and components that we sell to our customers. Any interruption in the operations of 3S Photonics, or any deficiency in the quality or quantity of the components or products built for us by 3S Photonics, could impede our ability to meet our scheduled product deliveries to our customers. As a result, we may experience a shortfall in revenue, lose existing or potential customers, or otherwise experience material adverse effects upon our business, results of operation, and financial condition.

Additionally, if any potential acquisitions are not completed, we are required to expense the frequently significant legal, accounting, consulting and other costs of pursuing these transactions in the period in which the activity ceases, which could adversely affect our operating results and may not be anticipated. In the quarter ended December 31, 2006, we expensed approximately $2.1 million in legal, accounting, and consulting due diligence fees related to a potential acquisition in which Avanex decided not to proceed further.

Furthermore, our past acquisition and disposition activity has involved, and our future acquisition, disposition and other significant transactions may involve, numerous operational risks, including:

- difficulties integrating or divesting operations, personnel, technologies, products and the information systems of the acquired or divested companies;
- diversion of management's attention from other business concerns;
- diversion of resources from our existing businesses, products or technologies;
- risks of entering geographic and business markets in which we have no or limited prior experience; and
- potential loss of key employees of acquired organizations.

IV. Operations and Research and Development Risks.

We have a limited operating history, which makes it difficult to evaluate our prospects and our operations.

We are in the optical systems and components industry. We were first incorporated in October 1997. Because of our limited operating history, we have limited insight into trends that may emerge in our industry and affect our business. The revenue and income potential of the optical systems and components industry, and our business in particular, are unproven. As a result of our limited operating history, we have limited financial data that can be used to evaluate our business. Our prospects must be considered in light of the risks, expenses and challenges we might encounter because we are in a new and rapidly evolving industry.

We face various risks related to our manufacturing operations that may adversely affect our business.

We may experience delays, disruptions or quality control problems in our manufacturing operations or the manufacturing operations of our third party manufacturers, and, as a result, product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our business, results of operations, and financial condition. Furthermore, even if we are able to timely deliver products to our customers, we may be unable to recognize revenue because of applicable revenue recognition policies. In the past, we have experienced disruptions in the manufacture of some of our products due to changes in our manufacturing processes, which resulted in reduced manufacturing yields, delays in the shipment of our products and deferral of revenue recognition. Any disruptions in the future could adversely affect our revenues, gross margins, and results of operations. Changes in our manufacturing processes or those of our third party manufacturers, or the inadvertent use of defective materials by our third party manufacturers or us, could significantly reduce our manufacturing yields and product reliability. Lower than expected manufacturing yields could delay product shipments and further impair our gross margins. These operational issues have included capacity constraints at our contract manufacturers, raw materials shortages, logistics issues, and manufacturing yield issues for some of our new products.

We may need to develop new manufacturing processes and techniques that will involve higher levels of automation, or may need to further relocate certain manufacturing operations to lower cost regions, to improve our gross margins and achieve the targeted cost levels of our customers. If we fail to effectively manage this process, or if we experience delays, disruptions or quality control problems in our manufacturing operations, our shipments of products to our customers could be delayed.

We face risks related to our concentration of research and development efforts on a limited number of key industry standards and technologies, and our future success depends on our ability to develop and successfully introduce new and enhanced products that meet the needs of our customers in a timely manner.

In the past, we have concentrated our research and development efforts on a limited number of technologies that we believed had the best growth prospects. If we are unable to develop commercially viable products using these technologies, or these technologies do not become generally accepted, our business will likely suffer.

The markets for our products are characterized by rapid technological change, frequent new product introduction, changes in customer requirements, and evolving industry standards. Our future performance will depend upon the successful development, introduction and market acceptance of new and enhanced products that address these changes. We may not be able to develop the underlying core technologies necessary to create new or enhanced products, or to license or otherwise acquire these technologies from third parties. Product development delays may result from numerous factors, including:

- changing product specifications and customer requirements;
- difficulties in hiring and retaining necessary technical personnel;
- difficulties in reallocating engineering resources and overcoming resource limitations;
- changing market or competitive product requirements;
- unanticipated engineering complexities, and
- failure to compete with new product releases by our competitors.

Our industry has increased its focus on products that transmit voice, video and data traffic over shorter distances and are offered at lower cost than the products that we offer to our telecommunications customers for transmission of information over longer distances. If we are unable to develop products that meet the requirements of potential customers of these products, our business, results of operations, and financial condition could suffer.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as, the accurate anticipation of technological and market trends. We cannot assure that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, or on a timely basis. In addition, the introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. To the extent customers defer or cancel orders for existing products due to the expectation of a new product release, or if there is any delay in development or introduction of our new products or enhancements of our products, our business, results of operations, and financial condition would suffer. Further, we cannot assure that our new products will gain market acceptance or that we will be able to respond effectively to competitive products, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business, results of operations and financial condition.

If we are unable to forecast component and material requirements accurately or if we are unable to commit to deliver sufficient quantities of our products to satisfy customers' needs, our results of operations will be adversely affected.

Our customers typically require us to commit to delivering certain quantities of our products to them (in guaranteed safety stock, guaranteed capacity or otherwise) without committing themselves to purchase such products, or any quantity of such products. Therefore, wide variations between estimates of our customers' needs and their actual purchases may result in:

- a surplus and potential obsolescence of inventory, materials and capacity, if estimates of our customers' requirements are greater than our customers' actual need; or
- a lack of sufficient products to satisfy our customers' needs, if estimates of our customers' requirements are less than our customers' actual needs.

We use a rolling six-month to twelve-month demand forecast based on anticipated and historical product orders to determine our component and material requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. It is very difficult to develop accurate forecasts of product demand, especially given the current uncertain conditions in the telecommunications industry. Order cancellations and lower order volumes by our customers have in the past created excess inventories. For example, inventory write-downs are primarily the result of our inability to anticipate decreases in demand for certain of our products and variations in product mix ordered by our customers. For the fiscal years ended June 30, 2007 and June 30, 2006, we recorded write-downs of $12.9 million and $12.8 million, respectively, for excess and obsolete inventory. If we fail to accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials in the future, we could incur additional excess and obsolete inventory write-downs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively affect our business, results of operations, and financial condition.

Network carriers and telecommunication system integrators historically have required that suppliers commit to provide specified quantities of products over a given period of time. If we are unable to commit to deliver sufficient quantities of our products to satisfy a customer's anticipated needs, we may lose the opportunity to make significant sales to that customer over a lengthy period of time. In addition, we may be unable to pursue large orders if we do not have sufficient manufacturing capacity to enable us to provide customers with specified quantities of products. We rely heavily upon the capacity and willingness of third party contract manufacturers and materials suppliers to enable us to fulfill our commitments to our customers, but we generally do not have the benefit of long term or other supply or services contracts with our third party contract manufacturers and materials suppliers, who are not generally obligated to adhere to our production schedule. If we cannot deliver sufficient quantities of our products, we may lose business, which could adversely impact our business, results of operations and financial condition.

If our customers do not qualify our manufacturing processes they may not purchase our products, and our operating results could suffer.

Certain of our customers will not purchase our products prior to qualification of our manufacturing processes and approval of our quality assurance system. The qualification process determines whether the manufacturing line meets the quality, performance, and reliability standards of our customers. These customers may also require that we, and any manufacturer that we may use, be registered under international quality standards, such as ISO 9001. In August 2000, we successfully passed the ISO 9001 registration audit and received formal registration of our quality assurance system at our Fremont California facility, and we have passed subsequent reviews as well. Our United States, Europe and Asia sites are currently TL-9000 certified. Delays in obtaining customer qualification of our manufacturing processes or approval of our quality assurance system may cause a product to be removed from a long-term supply program and result in significant lost revenue opportunity over the term of that program.

We depend upon a limited number of contract manufacturers and materials suppliers to manufacture and provide a majority of our products, and our dependence on these manufacturers and suppliers may result in product delivery delays, may harm our operations or have an adverse effect upon our business.

We rely on a limited number of outsourced manufacturers and suppliers to manufacture and provide a substantial majority of our components, subassemblies, and finished products. In particular, one contract manufacturer, Fabrinet, currently manufactures products for sale, which constitutes a significant majority of our net revenue. We intend to develop further our relationships with this and other manufacturers so that they will eventually manufacture many of our high volume key components and subassemblies in the future. The qualification of these independent manufacturers and materials suppliers under quality assurance standards is an expensive and time-consuming process. Our independent manufacturers have a limited history of manufacturing optical subcomponents. Any interruption in the operations of these manufacturers, or any deficiency in the quality or quantity of the subcomponents or products built for us by these manufacturers, could impede our ability to meet our scheduled product deliveries to our customers. Operational issues could result, such as,


2007 Annual Report

V. Intellectual Property and Litigation Risks.

Current and future litigation against us could be costly and time consuming to defend.

We are regularly subject to legal proceedings and claims that arise in the ordinary course of business. Litigation may result in substantial costs and may divert management's attention and resources, which may seriously harm our business, results of operations, financial condition and liquidity.

We may be unable to protect our proprietary technology, which could significantly impair our ability to compete.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual restrictions on disclosure to protect our intellectual property rights. We also rely on confidentiality agreements with our employees, consultants and corporate partners, and controlled access to and distribution of our technology, documentation and other confidential information. We have numerous patents issued or applied for in the United States and abroad, of which some may be jointly filed or owned with other parties. Further, we license certain intellectual property from third parties, including Alcatel Lucent and Corning, that is critical to our business, and we also license intellectual property to other parties. We cannot assure you that any patent applications or issued patents will protect our proprietary technology, or that any patent applications or patents issued will not be challenged by third parties. Further, we cannot assure you that parties from whom we license intellectual property will not violate their agreements with us; that they will not license their intellectual property to third parties; that their patent applications, patents and other intellectual property will protect our technology, products and business; or that their patent applications, patents, and other intellectual property will not be challenged by third parties. For example, Alcatel Lucent has cross licenses with various third parties, which, when combined with their own intellectual property, may permit these third parties to compete with us. Our intellectual property also consists of trade secrets, requiring more monitoring and control mechanisms to protect. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we take will prevent misappropriation or unauthorized use of our technology. Further, other parties may independently develop similar or competing technology or design around any patents that may be issued or licensed to us.

We use various methods to attempt to protect our intellectual property rights. However, we cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property. In particular, the laws in foreign countries may not protect our proprietary rights as fully as the laws in the United States.

We face risks with regard to third-party intellectual property licenses.

From time to time we may be required to license technology or intellectual property from third parties for our product offerings or to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain a necessary third-party license required for our product offerings or to develop new products and product enhancements could require us to substitute technology of lower quality or performance standards, or of greater cost, either of which could prevent us from operating our business. If we are not able to obtain licenses from third parties, if necessary, then we may also be subject to litigation to defend against infringement claims from these third parties.

We may become subject to litigation or claims from or against third parties regarding intellectual property rights, which could divert resources, cause us to incur significant costs, and restrict our ability to utilize certain technology.

We may become a party to litigation in the future to protect our intellectual property or we may be subject to litigation to defend against infringement claims of others. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, incorporating, or using our products that use the challenged intellectual property;

both the demand for our products and the lead times required to obtain the necessary components and materials. It is very difficult to develop accurate forecasts of product demand, especially given the current uncertain conditions in the telecommunications industry. Order cancellations and lower order volumes by our customers have in the past created excess inventories. For example, inventory write-downs are primarily the result of our inability to anticipate decreases in demand for certain of our products and variations in product mix ordered by our customers. For the fiscal years ended June 30, 2007 and June 30, 2006, we recorded write-downs of $12.9 million and $12.8 million, respectively, for excess and obsolete inventory. If we fail to accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials in the future, we could incur additional excess and obsolete inventory write-downs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively affect our business, results of operations, and financial condition.

Network carriers and telecommunication system integrators historically have required that suppliers commit to provide specified quantities of products over a given period of time. If we are unable to commit to deliver sufficient quantities of our products to satisfy a customer's anticipated needs, we may lose the opportunity to make significant sales to that customer over a lengthy period of time. In addition, we may be unable to pursue large orders if we do not have sufficient manufacturing capacity to enable us to provide customers with specified quantities of products. We rely heavily upon the capacity and willingness of third party contract manufacturers and materials suppliers to enable us to fulfill our commitments to our customers, but we generally do not have the benefit of long term or other supply or services contracts with our third party contract manufacturers and materials suppliers, who are not generally obligated to adhere to our production schedule. If we cannot deliver sufficient quantities of our products, we may lose business, which could adversely impact our business, results of operations and financial condition.

If our customers do not qualify our manufacturing processes they may not purchase our products, and our operating results could suffer.

Certain of our customers will not purchase our products prior to qualification of our manufacturing processes and approval of our quality assurance system. The qualification process determines whether the manufacturing line meets the quality, performance, and reliability standards of our customers. These customers may also require that we, and any manufacturer that we may use, be registered under international quality standards, such as ISO 9001. In August 2000, we successfully passed the ISO 9001 registration audit and received formal registration of our quality assurance system at our Fremont California facility, and we have passed subsequent reviews as well. Our United States, Europe and Asia sites are currently TL-9000 certified. Delays in obtaining customer qualification of our manufacturing processes or approval of our quality assurance system may cause a product to be removed from a long-term supply program and result in significant lost revenue opportunity over the term of that program.

We depend upon a limited number of contract manufacturers and materials suppliers to manufacture and provide a majority of our products, and our dependence on these manufacturers and suppliers may result in product delivery delays, may harm our operations or have an adverse effect upon our business.

We rely on a limited number of outsourced manufacturers and suppliers to manufacture and provide a substantial majority of our components, subassemblies, and finished products. In particular, one contract manufacturer, Fabrinet, currently manufactures products for sale, which constitutes a significant majority of our net revenue. We intend to develop further our relationships with this and other manufacturers so that they will eventually manufacture many of our high volume key components and subassemblies in the future. The qualification of these independent manufacturers and materials suppliers under quality assurance standards is an expensive and time-consuming process. Our independent manufacturers have a limited history of manufacturing optical subcomponents. Any interruption in the operations of these manufacturers, or any deficiency in the quality or quantity of the subcomponents or products built for us by these manufacturers, could impede our ability to meet our scheduled product deliveries to our customers. Operational issues could result, such as,


2007 Annual Report

capacity constraints at our contract manufacturers, raw materials shortages, logistics issues, and manufacturing yield issues for some of our new products. As a result, we may lose existing or potential customers.

We have limited experience in working with outsourced manufacturers and suppliers. As a result, we may not be able to effectively manage our relationships with them. If we cannot effectively manage our manufacturing and supplier relationships, or if these manufacturers and suppliers fail to deliver components in a timely manner, we could experience significant delays in product deliveries, which may have an adverse effect on our business and results of operations. Increased reliance on outsourced manufacturing and suppliers, and the ultimate disposition of our manufacturing capacity in the future, may result in impairment expense relating to our long-lived assets in future periods, which would have an adverse impact on our business, financial condition, and results of operations.

Our products may have defects that are not detected until full deployment of a customer's network, which could result in a loss of customers and revenue and damage to our reputation.

Our products are designed to be deployed in large and complex optical networks and must be compatible with existing and future components of such networks. Our products can only be fully tested for reliability when deployed in networks for long periods of time. Our products may not operate as expected, and our customers may discover errors, defects, or incompatibilities in our products only after they have been fully deployed and are operating under peak stress conditions. If we are unable to fix errors or other problems, we could experience:

- loss of customers or customer orders;
- loss of or delay in revenues;
- loss of market share;
- loss or damage to our brand and reputation;
- inability to attract new customers or achieve market acceptance;
- diversion of development resources;
- increased service and warranty costs;
- legal actions by our customers; and
- increased insurance costs.

We may be required to indemnify our customers against certain liabilities arising from defects in our products, which liabilities may also include the following costs and expenses:

- costs and expenses incurred by our customers or their customers to fix the problems; or
- costs and expenses incurred by our customers or their customers to replace our products, or their products which incorporate our products, with other product solutions.

While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. To date, product defects have not had a material negative effect on our business, results of operations, or financial condition; however, we cannot be certain that they will not have a material negative effect on us in the future.

We depend on key personnel to manage our business effectively, and if we are unable to hire, retain, or motivate qualified personnel, our ability to sell our products could be harmed.

Our future success depends, in part, on certain key employees and on our ability to attract and retain highly skilled personnel. In addition, we have made changes in our executive management teams, and there can be no assurance that these changes will be successful. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly engineering, sales or marketing personnel, may seriously harm our business, results of operations, and financial condition. None of our officers or key employees has an employment agreement for a specific term, and these employees may terminate their employment at any time. We do not have key person life insurance policies covering any of our employees. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs.

In addition, we implemented restructuring programs designed to attempt to improve our financial performance. Among other things, we moved substantially all of our manufacturing operations to lower cost locations. As a result, our headcount in the United States and Europe has been substantially reduced and may be reduced further in the future. To date, such actions have not resulted in substantial work stoppages. Decreases in labor productivity, however, whether formalized by a work stoppage, or strike, or decreased productivity due to morale issues could have an adverse effect on our business and operating results.

We face various risks that could prevent us from successfully manufacturing, marketing and distributing our products internationally.

As a result of the opening of our operations center in Thailand and our research and development office in Shanghai, we expanded our international operations, including expansion of overseas product manufacturing, and we may continue to expand internationally in the future. Further, we have increased international sales and intend to further increase our international sales and the number of our international customers. We have also initiated significant restructuring programs overseas, and may initiate additional restructuring programs overseas in the future. Our international operations have required and will continue to require significant management attention and financial resources. For instance, we have incurred, and may continue to incur, startup costs to open our operations center in Thailand and our research and development office in Shanghai, and may incur costs in transferring operations to Thailand. We may not be able to maintain international demand for our products. We currently have limited experience in manufacturing, marketing and distributing our products internationally, particularly from our new operations center in Thailand. In addition, international operations are subject to inherent risks, including, without limitation, the following:

- greater difficulty in accounts receivable collection and longer collection periods;
- difficulties inherent in managing operations and employees in remote foreign operations;
- difficulties and costs of staffing and managing foreign operations with personnel who have expertise in optics;
- import or export licensing and product certification requirements;
- tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;
- potential adverse tax consequences;
- seasonal reductions in business activity in some parts of the world;
- burdens of complying with a wide variety of foreign laws and regulations, particularly with respect to taxes, intellectual property, license requirements, employment matters and environmental requirements;
- the impact of recessions in economies outside of the United States;
- unexpected changes in regulatory or certification requirements for optical systems or networks; and
- political and economic instability, terrorism and war.

A portion of our international revenues and expenses are now denominated in foreign currencies. It has not been our recent practice to engage in the hedging of foreign currency transactions to mitigate for foreign currency risk. Therefore, fluctuations in the value of foreign currencies could have a negative impact on the profitability of our global operations, which would seriously harm our business, results of operations, and financial condition.

V. Intellectual Property and Litigation Risks.

Current and future litigation against us could be costly and time consuming to defend.

We are regularly subject to legal proceedings and claims that arise in the ordinary course of business. Litigation may result in substantial costs and may divert management's attention and resources, which may seriously harm our business, results of operations, financial condition and liquidity.

We may be unable to protect our proprietary technology, which could significantly impair our ability to compete.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual restrictions on disclosure to protect our intellectual property rights. We also rely on confidentiality agreements with our employees, consultants and corporate partners, and controlled access to and distribution of our technology, documentation and other confidential information. We have numerous patents issued or applied for in the United States and abroad, of which some may be jointly filed or owned with other parties. Further, we license certain intellectual property from third parties, including Alcatel Lucent and Corning, that is critical to our business, and we also license intellectual property to other parties. We cannot assure you that any patent applications or issued patents will protect our proprietary technology, or that any patent applications or patents issued will not be challenged by third parties. Further, we cannot assure you that parties from whom we license intellectual property will not violate their agreements with us; that they will not license their intellectual property to third parties; that their patent applications, patents and other intellectual property will protect our technology, products and business; or that their patent applications, patents, and other intellectual property will not be challenged by third parties. For example, Alcatel Lucent has cross licenses with various third parties, which, when combined with their own intellectual property, may permit these third parties to compete with us. Our intellectual property also consists of trade secrets, requiring more monitoring and control mechanisms to protect. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we take will prevent misappropriation or unauthorized use of our technology. Further, other parties may independently develop similar or competing technology or design around any patents that may be issued or licensed to us.

We use various methods to attempt to protect our intellectual property rights. However, we cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property. In particular, the laws in foreign countries may not protect our proprietary rights as fully as the laws in the United States.

We face risks with regard to third-party intellectual property licenses.

From time to time we may be required to license technology or intellectual property from third parties for our product offerings or to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain a necessary third-party license required for our product offerings or to develop new products and product enhancements could require us to substitute technology of lower quality or performance standards, or of greater cost, either of which could prevent us from operating our business. If we are not able to obtain licenses from third parties, if necessary, then we may also be subject to litigation to defend against infringement claims from these third parties.

We may become subject to litigation or claims from or against third parties regarding intellectual property rights, which could divert resources, cause us to incur significant costs, and restrict our ability to utilize certain technology.

We may become a party to litigation in the future to protect our intellectual property or we may be subject to litigation to defend against infringement claims of others. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, incorporating, or using our products that use the challenged intellectual property;

- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;
- redesign the products that use the technology; or
- indemnify certain customers and others against intellectual property claims asserted against them.

If we are forced to take any of these actions, our business may be seriously harmed. We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of competitors, or we may be required to grant certain third parties permission to enforce our intellectual property on our behalf. These claims could result in us being joined as a party to a lawsuit, counterclaims against us or our customers, invalidation or narrow interpretation of our proprietary rights, costly litigation, and the diversion of our technical and management personnel. Although we carry general liability insurance, our insurance may not cover potential claims of the above types or may not be adequate to indemnify us for all liability that may be imposed.

VI. Other Risks.

Our business and future operating results may be adversely affected by events that are outside of our control.

Our business and operating results are vulnerable to interruption by events outside of our control, such as earthquakes, fire, power loss, telecommunications failures and uncertainties arising out of terrorist attacks throughout the world, including the continuation or potential worsening of the current global economic environment, the economic consequences of additional military action and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce. We cannot be certain that the insurance we maintain against fires, floods and general business interruptions will be adequate to cover our losses for such events in any particular case.

In addition, we handle hazardous materials as part of our manufacturing activities and are subject to a variety of governmental laws and regulations related to the use, storage, recycling, labeling, reporting, treatment, transportation, handling, discharge and disposal of such hazardous materials. Although we believe that our operations conform to presently applicable environmental laws and regulations, we may incur costs in order to comply with current or future environmental laws and regulations, including costs associated with permitting, investigation and remediation of hazardous materials, and installation of capital equipment relating to pollution abatement, production modification and/or hazardous materials management. In addition, we currently sell products that incorporate firmware and electronic components. The additional level of complexity created by combining firmware and electronic components with our optical components requires that we comply with additional regulations, both domestically and abroad, related to power consumption, electrical emissions and homologation. Any failure to successfully obtain the necessary permits or comply with the necessary laws and regulations could have a material adverse effect on our operations.

Certain provisions of our certificate of incorporation and bylaws and Delaware law could delay or prevent a change of control of us.

Certain provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions allow us to issue preferred stock with rights senior to those of our common stock and impose various procedural and other requirements that could make it more difficult for our stockholders to effect certain corporate actions.

In addition, Alcatel Lucent owned shares of Avanex common stock representing 12% of the outstanding shares of Avanex common stock as of August 22, 2007. Pursuant to the stockholders' agreement entered into by Avanex and Alcatel Lucent, Alcatel Lucent is generally required to vote on all matters as recommended by the board of directors of Avanex, except for proposals relating to certain acquisition transactions between Avanex and certain competitors of Alcatel Lucent. The concentration of ownership of our shares of common stock,


2007 Annual Report

combined with the voting requirements contained in the stockholders' agreement, could have the effect of delaying or preventing a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, unless the transaction is approved by our board of directors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We lease the following properties:

Location	Square Feet	Principal Operations	Date Lease Expires
Bangkok, Thailand	15,610	Administrative office	February 28, 2009
Bangkok, Thailand	3,300	Warehouse	May 31, 2008
Horsehead, New York	15,000	Administrative office and Research & Development	January 31, 2009
Fremont, California #1	54,000	Corporate headquarters	October 17, 2009
Fremont, California #2	91,000	Administrative office	April 15, 2010
Newark, California #1	48,000	Administrative office (Vacant)	November 30, 2010
Newark, California #2	62,000	Administrative office (Vacant)	November 30, 2010
Melbourne, Florida	7,000	Administrative office and Research & Development	May 15, 2008
Villebon, France	8,830	Administrative office and Research & Development	April 25, 2010
San Donato, Italy	65,700	Manufacturing and Administrative	June 30, 2011
Shanghai, China	8,800	Administrative office	May 17, 2008
Shanghai, China	24,400	Administrative office and Research & Development	December 31, 2007

We believe that existing facilities are in excess of our needs. We are currently evaluating the most appropriate use of our existing facilities and the possibility of subleasing more of our space to third parties. We currently sublease some of the space at our facilities in Fremont, California to other companies.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to various legal proceedings that arise from the normal course of business activities. In addition, from time to time, third parties assert patent or trademark infringement claims against us in the form of letters and other forms of communication. We do not believe that any of these legal proceedings or claims is likely to have a material adverse effect on our consolidated results of operations, financial condition, or cash flows. However, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially affect our future results of operations, cash flows, or financial position in a particular period.

IPO Class Action Lawsuit

On August 6, 2001, Avanex, certain of its officers and directors, and various underwriters in its initial public offering ("IPO") were named as defendants in a class action filed in the United States District Court for the Southern District of New York, captioned Beveridge v. Avanex Corporation et al., Civil Action No. 01-CV-7256. This action and other subsequently filed substantially similar class actions have been consolidated into In re Avanex Corp. Initial Public Offering Securities Litigation, Civil Action No. 01 Civ. 6890. The consolidated amended complaint in the action generally alleges that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in Avanex's IPO. Plaintiffs have brought claims for violation of several provisions of the federal securities laws against those underwriters, and also against Avanex and certain of its directors and officers, seeking unspecified damages on behalf of a purported class of purchasers of Avanex's common stock between February 3, 2000, and December 6, 2000. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 40 investment banks and 250 other companies. All of these "IPO allocation" securities class actions currently pending in the Southern District of New York have been assigned to Judge Shira A. Scheindlin for coordinated pretrial proceedings as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 9, 2002, the claims against Avanex's directors and officers were dismissed without prejudice pursuant to a tolling agreement. The issuer defendants filed a coordinated motion to dismiss all common pleading issues, which the Court granted in part and denied in part in an order dated February 19, 2003. The Court's order did not dismiss the Section 10(b) or Section 11 claims against Avanex.

In June 2004, a stipulation of settlement and release of claims against the issuer defendants, including Avanex, was submitted to the Court for approval. On August 31, 2005, the Court preliminarily approved the settlement. In December 2006, the appellate court overturned the certification of classes in the six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceedings. Because class certification was a condition of the settlement, it was unlikely that the settlement would receive final Court approval. On June 25, 2007, the Court entered an order terminating the proposed settlement based upon a stipulation among the parties to the settlement. Plaintiffs have filed amended master allegations and amended complaints in the six focus cases. It is uncertain whether there will be any revised or future settlement. If a settlement does not occur, and litigation against Avanex continues, Avanex believes it has meritorious defenses and intends to defend the action vigorously. Nevertheless, an unfavorable result in litigation may result in substantial costs and may divert management's attention and resources, which could seriously harm our business, financial condition, results of operations or cash flow in a particular period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal 2007.

EXECUTIVE OFFICERS OF THE COMPANY

Our executive officers as of June 30, 2007 are as follows:

Name	Age	Position
Jo S. Major, Jr.	45	Chairman of the Board of Directors, President and Chief Executive Officer
Marla Sanchez	51	Senior Vice President and Chief Financial Officer
Giovanni Barbarossa	45	Senior Vice President and Chief Technology Officer
Patrick Edsell	58	Senior Vice President and General Manager
Yves LeMaitre	43	Senior Vice President and Chief Marketing Officer
Bradley Kolb	48	Senior Vice President, Operations

Jo S. Major, Jr. has served as Chairman of the Board since April 2005 and has served on our Board of Directors and as our President and Chief Executive Officer since August 2004. From February 2001 to August 2004, he served in various management roles in the Active Components Group of JDS Uniphase, an optical technology company, including Senior Vice President, Component Products Group, and Vice President, Active Components Business Unit. Dr. Major was employed by SDL, Inc. in a variety of technical managerial positions from 1990 to February 2001, when SDL was acquired by JDS Uniphase. Dr. Major holds a B.S., with high honors, M.S. and Ph.D. from the University of Illinois, and has been granted industry awards for the development of 980nm lasers, high powered, near-infrared lasers, Raman amplifiers and high performance laser packaging. Dr. Major was an Intel Fellow from 1988 to 1990.

Marla Sanchez has served as our Senior Vice-President and Chief Financial Officer since October 2006. She joined Avanex as a consultant in August 2006. Prior to joining Avanex, Ms. Sanchez previously served as consultant to SDL Ventures, an investment firm, from January 2005 to October 2006, and in that capacity served as Interim Chief Financial Officer for two of SDL Ventures' portfolio companies. From April 2001 until January 2005, Ms. Sanchez was a consultant and a private investor. From January 1999 until April 2001, Ms. Sanchez served as Corporate Controller for SDL, Inc., a fiber optic company. Previously, Ms. Sanchez served as Director, Manufacturing Finance and Cost Systems at VLSI Technology, as Division Controller at Diasonics Corporation and as Corporate Controller at Ridge Computers. Ms. Sanchez holds an M.B.A. from the University of Santa Clara and a M.S. and B.S. degree in biological sciences from Stanford University.

Giovanni Barbarossa, has served as our Senior Vice President and Chief Technology Officer since May 2002. Dr. Barbarossa led the Active Component Business Unit from August 2004 to June 2005 and served as

Vice President of Product Development from May 2001 to August 2004. Prior to being promoted to Vice President of Product Development, Dr. Barbarossa was Director of Research and Development from February 2000 until May 2001. From 1999 to February 2000, Dr. Barbarossa served as Project Manager in the Optical Networking Division of Agilent Technologies. Dr. Barbarossa held various positions, including Team Leader in the Optical Application Specific Integrated Circuits Department and Member of Technical Staff of Bell Laboratories at Lucent Technologies, a developer and manufacturer of communications products, from 1995 through 1999. Dr. Barbarossa received his Ph.D. degree in Electronics Engineering from the University of Glasgow, U.K. and a B.S. degree in Electrical Engineering from the University of Bari, Italy.

Patrick Edsell has served as our Senior Vice President and General Manager since March 2007. Mr. Edsell brings over 30 years of senior executive experience in the optical and microelectronic industries. Prior to joining Avanex, he was the President and Chief Executive Officer at NP Photonics, Inc. from February 2004 to March 2007, specializing in the sensing, medical and R&D markets. From February 2002 to February 2004, Mr. Edsell was President and Chief Executive Officer at Gigabit Optics Corp., a start-up company focused on the invention and commercialization of micron level optical platforms for enterprise and metro datacom and telecom networks. Previously, he was President and Chief Executive Officer at Spectra-Physics, Inc., a global company that develops broad-based laser technology for the worldwide computer/micro-electronics manufacturing, medical, graphics, telecom and research markets, from October 1990 to February 2002. From 1975 to 1990, he also held upper management positions at Applied Power, Inc., Pharos AB in Stockholm, Sweden, GP Technologies, Sun Company and General Electric. Mr. Edsell received his M.B.A. in Finance from the University of New Mexico, a Master's in Economics from Ohio State University, and B.S. in Economics from the U.S. Air Force Academy.

Yves LeMaitre has served as our Senior Vice President and Chief Marketing Officer since October 2006 and previously served as Vice President and General Manager of the Optical Components group from May 2005. Prior to joining Avanex, Mr. LeMaitre was President and Chief Executive Officer of Lightconnect Inc., a supplier of MEMS components and modules for optical networking applications company based in California. Mr. LeMaitre worked at Lightconnect Inc. from September 2001 to April 2005. Previously, Mr. LeMaitre held various positions including Vice President and General Manager of Core Data Products at Alcatel USA, Inc. from July 1994 to September 2001. Mr. LeMaitre also worked with Alcatel's joint venture with Sprint International and various senior marketing and engineering management positions in France, the Netherlands and Italy for Alcatel and SITA. Mr. LeMaitre received an engineering degree from ENST (École Nationale Supérieure des Télécommunications) in Paris, France and received his master's degree in mathematics and computer science at Nantes University in France.

Bradley Kolb joined Avanex in March 2006, as Senior Vice-President of Operations. Mr. Kolb has 20 years of operational roles and an extensive background in the management of contract manufacturing in different continents including Europe, North America and Asia. Between October 2003 and March 2006, Mr. Kolb was Vice President of Operations and Chief Financial Officer at Vivato, Inc., a venture capital backed startup firm. Between January 2001 and September 2003, Mr. Kolb was Vice President of Operations at Proxim Inc., a manufacturer of wireless networking equipment for WiFi and broadband wireless networks. Between 1999 and 2001, Mr. Kolb was Vice President of Operations at Resilience Corporation, a venture backed company producing fault tolerant computers. Previously, Mr. Kolb held various positions at American Microdevices Manufacturing Inc., Motorola-Indala Corporation, Litton Applied Technology and Varian Associates. Mr. Kolb holds an M.B.A. from the Graduate School of Business at the University of Chicago, and a B.S. degree in Electrical Engineering from the University of Illinois.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Market under the symbol "AVNX." The following table shows, for the periods indicated, the high and low per share closing prices of common stock, as reported by the NASDAQ Global Market for each of the last eight quarters ending June 30, 2007:

	High	Low
Fiscal year 2006 Quarters Ended:		
September 30, 2005	$1.07	$0.81
December 31, 2005	$1.40	$0.62
March 31, 2006	$3.25	$0.99
June 30, 2006	$3.29	$1.38
Fiscal year 2007 Quarters Ended:		
September 30, 2006	$1.92	$1.25
December 31, 2006	$2.11	$1.49
March 31, 2007	$2.28	$1.76
June 30, 2007	$1.83	$1.49

On August 22, 2007, the last reported sale price of our common stock on the NASDAQ Global Market was $1.68 per share. As of August 22, 2007, there were approximately 545 stockholders of record of our common stock. Because brokers and other institutions on behalf of stockholders hold many of our shares of common stock, we are unable to estimate the total number of stockholders represented by these record holders.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future.

Cost of Revenue. Our cost of revenue consists of costs of components and raw materials, direct labor, warranty, manufacturing overhead, payments to our contract manufacturers and inventory write-offs for obsolete and excess inventory. We rely on a single or limited number of suppliers to manufacture some key components and raw materials used in our products, and we rely on the outsourcing of some turnkey solutions.

We write off the cost of inventory that we specifically identify and consider obsolete or in excess of future sales estimates. We define obsolete inventory as products that we no longer market, for which there is no demand, or inventory that will no longer be used in the manufacturing process. Excess inventory is generally defined as inventory in excess of projected usage, and is determined using management's best estimate of future demand at the time, based upon information then available to us. We wrote off excess and obsolete inventory of $12.9 million in fiscal 2007, $12.8 million in fiscal 2006 and $8.2 million in fiscal 2005.

Gross Margin. Gross margin represents revenue less cost of revenue. During fiscal 2007, gross margin increased to 18% of revenue, which was an increase in gross margin of 13 percentage points over our fiscal 2006 gross margin of 5%. The increase was due to a more profitable mix of products sold to our customers, decreased vendor costs, improved yields, and cost reductions resulting from having our design and operations teams working with our contract manufacturers to lower production costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers, costs of allocated facilities, non-recurring engineering charges, and prototype costs related to the design, development, testing, pre-manufacturing, and significant improvement of our products. We expense our research and development costs as they are incurred. We believe that research and development is critical to our strategic product development objectives. We further believe that, in order to meet the changing requirements of our customers, we must continue to fund investments in several development projects in parallel.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries, commissions, and related personnel costs of employees in sales, marketing, customer service, and application engineering functions, costs of allocated facilities, and promotional and other marketing expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel costs for executive, finance, accounting, legal, and human resources personnel, costs of allocated facilities, recruiting expenses, professional fees, and other corporate expenses.

Amortization of Intangible Assets. A portion of the purchase price in a business combination is allocated to goodwill and intangibles. Goodwill is not amortized, but rather is assessed for impairment at least annually. Intangible assets with definite lives continue to be amortized over their estimated useful lives.

Restructuring. Restructuring expense generally includes employee severance costs and the costs of excess facilities associated with formal restructuring plans.

Gain on Disposal of Property and Equipment. Gain on disposals includes gains incurred as a result of disposal of property, plant, or equipment for an amount greater than the net book value.

Loss on Sale of Subsidiary. Loss on sale of subsidiary consists of the net loss from the sale of our subsidiary in France on March 1, 2007.

Interest and Other Income. Interest and other income consist primarily of interest earned from the investment of our cash and cash equivalents, short-term investments, and long-term investments. In addition, other income in fiscal 2005 includes a gain recognized in relation to warrants issued in connection with our May, 2005 convertible notes offering.

Interest and Other Expense. Interest and other expense consists primarily of interest expense associated with borrowings under our line of credit, senior secured convertible notes, capital lease obligations, equipment loans, and foreign currency exchange rate loss.

Income Taxes. In accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("SFAS 109"), we recognize income taxes using an asset and liability approach. This approach requires the

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Market under the symbol "AVNX." The following table shows, for the periods indicated, the high and low per share closing prices of common stock, as reported by the NASDAQ Global Market for each of the last eight quarters ending June 30, 2007:

	High	Low
Fiscal year 2006 Quarters Ended:		
September 30, 2005	$1.07	$0.81
December 31, 2005	$1.40	$0.62
March 31, 2006	$3.25	$0.99
June 30, 2006	$3.29	$1.38
Fiscal year 2007 Quarters Ended:		
September 30, 2006	$1.92	$1.25
December 31, 2006	$2.11	$1.49
March 31, 2007	$2.28	$1.76
June 30, 2007	$1.83	$1.49

On August 22, 2007, the last reported sale price of our common stock on the NASDAQ Global Market was $1.68 per share. As of August 22, 2007, there were approximately 545 stockholders of record of our common stock. Because brokers and other institutions on behalf of stockholders hold many of our shares of common stock, we are unable to estimate the total number of stockholders represented by these record holders.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The statement of operations data set forth below for the years ended June 30, 2007, 2006 and 2005 and the balance sheet data as of June 30, 2007 and 2006 are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this Annual Report. The statement of operations data set forth below for the years ended June 30, 2004 and 2003 and the balance sheet data as of June 30, 2005, 2004 and 2003 are derived from audited financial statements not included in this Annual Report.

	2007 (1)	2006 (1)	2005	2004 (2)	2003 (3)
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net revenue	$212,755	$162,944	$ 160,695	$ 106,932	$ 21,416
Cost of revenue	174,550	154,484	165,258	133,259	29,833
Gross (loss) profit	38,205	8,460	(4,563)	(26,327)	(8,417)
Operating expenses:					
Research and development	25,231	23,471	33,124	42,107	16,063
Sales and marketing	15,261	13,236	16,803	19,808	5,921
General and administrative	23,278	16,652	17,758	24,718	13,358
Amortization of intangibles	2,703	5,448	5,723	4,573	200
Impairment of long-lived assets	—	—	—	—	1,548
Restructuring	1,511	1,912	29,272	3,779	22,438
Gain on disposal of property and equipment	(527)	(5,064)	(1,850)	—	—
Loss on sale of subsidiary	3,216				
Total operating expenses	70,673	55,655	100,830	94,985	59,528
Loss from operations	(32,468)	(47,195)	(105,393)	(121,312)	(67,945)
Interest and other income (expense), net	2,327	(7,497)	(2,978)	3,299	2,533
Loss from continuing operations before discontinued operations and cumulative effect of an accounting change	(30,141)	(54,692)	(108,371)	(118,013)	(65,412)
Loss from discontinued operations	—	—	—	(6,054)	—
Loss before cumulative effect of an accounting change	(30,141)	(54,692)	(108,371)	(124,067)	(65,412)
Cumulative effect of an accounting change to adopt SFAS 142	—	—	—	—	(37,500)
Loss before income taxes	(30,141)	(54,692)	(108,371)	(124,067)	(102,912)
Provision for income taxes	(464)	—	—	—	—
Net loss	$ (30,605)	$ (54,692)	$(108,371)	$(124,067)	$(102,912)
Loss per share from continuing operations before discontinued operations and effect of an accounting change basic and diluted	$ (0.14)	$ (0.34)	$ (0.75)	$ (0.90)	$ (0.96)
Loss per share from discontinued operations basic and diluted	$ —	$ —	$ —	$ (0.05)	$ —
Loss per share before cumulative effect of an accounting change basic and diluted	$ (0.14)	$ (0.34)	$ (0.75)	$ (0.95)	$ (0.96)
Cumulative effect of an accounting change basic and diluted	$ —	$ —	$ —	$ —	$ (0.55)
Net loss per common share basic and diluted	$ (0.14)	$ (0.34)	$ (0.75)	$ (0.95)	$ (1.51)
Weighted average number of shares used in computing basic and diluted net loss per common share	212,952	163,242	144,253	130,561	68,371
Balance Sheet Data:					
Cash, cash equivalents, restricted cash and short-term investments	$ 47,399	$ 74,335	$ 73,905	$ 89,090	$ 87,591
Long-term investments	$ —	$ —	$ —	$ 55,145	$ 47,063
Working capital	$ 63,149	$ 82,364	$ 75,720	$ 83,804	$ 64,708
Total assets	$135,000	$165,558	$ 199,656	$ 275,196	$ 154,615
Long-term liabilities	$ 9,619	$ 29,187	$ 52,919	$ 26,556	$ 28,173
Total stockholders' equity	$ 72,082	$ 73,338	$ 53,748	$ 157,464	$ 96,262

(1) Net loss for fiscal 2007 and fiscal 2006 included stock-based compensation expense under Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") of $7.1 and $4.5 million, respectively, related to employee stock options and employee stock purchases. For the years ending June 30, 2005, 2004 and 2003, the Company accounted for stock option grants and stock purchase rights to employees and directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and, accordingly, recognized no compensation expense for stock option grants or stock purchase rights with an exercise price equal to or greater than the fair value of the shares at the date of grant. See Note 13 to the Consolidated Financial Statements.

(2) We acquired Alcatel's and Corning's optical components businesses on July 31, 2003 in a transaction accounted for as a purchase. Additionally, we acquired certain assets of Vitesse Semiconductor's Optical Systems Division on August 28, 2003 in a transaction accounted for as a purchase. The consolidated statement of operations for fiscal year 2004 include the results of operations of the optical components businesses acquired from Alcatel and Corning subsequent to July 31, 2003 and the optical systems business acquired from Vitesse subsequent to August 28, 2003.

(3) In fiscal 2003, we recognized a cumulative charge of $37.5 million for the impairment of goodwill upon the adoption of SFAS 142, "Goodwill and Other Intangible Assets".

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Risk Factors" in Item 1A and elsewhere in this Annual Report on Form 10-K. For ease of reference, we refer to the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005 as fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Overview

We design, manufacture and market fiber optic-based products, known as photonic processors, which are designed to increase the performance of optical networks. We sell our products to telecommunications system integrators and their network carrier customers. We were incorporated in October 1997 in California and reincorporated in Delaware in January 2000. We began making volume shipments of our products during the quarter ended September 30, 1999.

In fiscal 2004, we assumed restructuring liabilities with fair values of $64.1 million at the date of acquisition of the optical components businesses of Alcatel Lucent and Corning, which were included in the purchase price. Subsequent to these acquisitions, we have continued to restructure our organization, primarily through the downsizing of our workforce and the abandonment of excess facilities. As of June 30, 2007, our accrued restructuring liability balance was $11.1 million, consisting of excess facilities costs payable through 2013.

The restructurings have resulted in, among other things, a significant reduction in the size of our workforce, consolidation of our facilities, and increased reliance on outsourced, third-party manufacturing. In March 2005, we announced that we had opened an operations center in Thailand to centralize global manufacturing and operational overhead functions in a lower-cost region. In July 2005, we announced the opening of a development and marketing office in Shanghai, China. In March 2007, we announced the sale of ninety percent (90%) of the share capital and voting rights of our wholly owned subsidiary, Avanex France, which operated our semiconductor fabs and associated product lines located in Nozay, France. This transaction closed on April 16, 2007.

Although we have relocated most of our manufacturing operations to reduce our production costs, we expect to continuously take actions to further reduce costs and improve our gross margins. However, there can be no assurance that our cost structure will not increase in the future or that we will be able to align our cost structure with our expectations.

Net Revenue. The market for optical equipment continues to evolve and the volume and timing of orders is difficult to predict. A customer's decision to purchase our products typically involves a commitment of its resources and a lengthy evaluation and product qualification process. This initial evaluation and product qualification process typically takes several months and includes technical evaluation, integration, testing, planning and implementation into the equipment design. Implementation cycles for our products can be lengthy, and the practice of customers in the communications industry to sporadically place orders with short lead times may cause our net revenue, gross margin, operating results and the identity of our largest customers to vary significantly and unexpectedly from quarter to quarter.

To date, a substantial proportion of our sales have been concentrated with a limited number of customers During fiscal 2007, sales to Alcatel-Lucent and Tellabs accounted for 29% and 17% of our net revenue, respectively. During fiscal 2006, sales to Alcatel and Nortel accounted for 27% and 11% of our net revenue, respectively. During fiscal 2005, sales to Alcatel accounted for 34% of our net revenue. We expect that a substantial portion of our sales will remain concentrated with a limited number of customers, as evidenced by the increase in customer concentration.

Cost of Revenue. Our cost of revenue consists of costs of components and raw materials, direct labor, warranty, manufacturing overhead, payments to our contract manufacturers and inventory write-offs for obsolete and excess inventory. We rely on a single or limited number of suppliers to manufacture some key components and raw materials used in our products, and we rely on the outsourcing of some turnkey solutions.

We write off the cost of inventory that we specifically identify and consider obsolete or in excess of future sales estimates. We define obsolete inventory as products that we no longer market, for which there is no demand, or inventory that will no longer be used in the manufacturing process. Excess inventory is generally defined as inventory in excess of projected usage, and is determined using management's best estimate of future demand at the time, based upon information then available to us. We wrote off excess and obsolete inventory of $12.9 million in fiscal 2007, $12.8 million in fiscal 2006 and $8.2 million in fiscal 2005.

Gross Margin. Gross margin represents revenue less cost of revenue. During fiscal 2007, gross margin increased to 18% of revenue, which was an increase in gross margin of 13 percentage points over our fiscal 2006 gross margin of 5%. The increase was due to a more profitable mix of products sold to our customers, decreased vendor costs, improved yields, and cost reductions resulting from having our design and operations teams working with our contract manufacturers to lower production costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers, costs of allocated facilities, non-recurring engineering charges, and prototype costs related to the design, development, testing, pre-manufacturing, and significant improvement of our products. We expense our research and development costs as they are incurred. We believe that research and development is critical to our strategic product development objectives. We further believe that, in order to meet the changing requirements of our customers, we must continue to fund investments in several development projects in parallel.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries, commissions, and related personnel costs of employees in sales, marketing, customer service, and application engineering functions, costs of allocated facilities, and promotional and other marketing expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel costs for executive, finance, accounting, legal, and human resources personnel, costs of allocated facilities, recruiting expenses, professional fees, and other corporate expenses.

Amortization of Intangible Assets. A portion of the purchase price in a business combination is allocated to goodwill and intangibles. Goodwill is not amortized, but rather is assessed for impairment at least annually. Intangible assets with definite lives continue to be amortized over their estimated useful lives.

Restructuring. Restructuring expense generally includes employee severance costs and the costs of excess facilities associated with formal restructuring plans.

Gain on Disposal of Property and Equipment. Gain on disposals includes gains incurred as a result of disposal of property, plant, or equipment for an amount greater than the net book value.

Loss on Sale of Subsidiary. Loss on sale of subsidiary consists of the net loss from the sale of our subsidiary in France on March 1, 2007.

Interest and Other Income. Interest and other income consist primarily of interest earned from the investment of our cash and cash equivalents, short-term investments, and long-term investments. In addition, other income in fiscal 2005 includes a gain recognized in relation to warrants issued in connection with our May, 2005 convertible notes offering.

Interest and Other Expense. Interest and other expense consists primarily of interest expense associated with borrowings under our line of credit, senior secured convertible notes, capital lease obligations, equipment loans, and foreign currency exchange rate loss.

Income Taxes. In accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("SFAS 109"), we recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses, and related disclosures. We believe our estimates and assumptions are reasonable; however, actual results and the timing of the recognition of such amounts could differ from these estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. Our revenue recognition policy complies with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition". We recognize product revenue when persuasive evidence of an arrangement exists, the product has been shipped, risk of loss has been transferred, collectibility is reasonably assured, fees are fixed or determinable and there are no uncertainties with respect to customer acceptance. We record a provision for estimated sales returns and price adjustments in the same period as when the related revenues are recorded. These estimates are based on historical sales returns and adjustments, other known factors, and our return policy. If future sales returns or price adjustment levels differ from the historical data we use to calculate these estimates, changes to the provision may be required. We generally do not accept product returns from customers; however, we do sell our products under warranty. The specific terms and conditions of our warranties vary by customer and region in which we do business; the warranty period is generally one year.

Allowance for Doubtful Accounts. In the last three years, our uncollectible accounts experience has been almost zero. At June 30, 2007, we determined that an allowance was not required. When we become aware, subsequent to delivery, of a customer's potential inability to meet its obligations, we record a specific allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Such an allowance may be magnified due to the concentration of our sales to a limited number of customers.

Excess and Obsolete Inventory. We write off the cost of inventory that we specifically identify and consider obsolete or excessive to fulfill future sales estimates. We define obsolete inventory as products that we no longer market or for which there is no demand, or inventory that will no longer be used in the manufacturing process. Excess inventory is generally defined as inventory in excess of projected usage, and is determined using management's best estimate of future demand at the time, based upon information then available to us.

In estimating excess inventory, we use a range of six-month to twelve-month demand forecast. We assess inventory on a quarterly basis and write-down those inventories which are obsolete or in excess of our forecasted usage to their estimated realizable value. Our estimates of realizable value are based upon our analysis including, but not limited to forecasted sales levels by product, expected product life cycle, product development plans, and future demand requirements. Our marketing department plays a key role in our excess review process by providing updated sales forecasts, managing product rollovers, and working with sub-contract manufacturing to maximize recovery of excess inventory. If actual market conditions are less favorable than our forecasts or actual demand from our customers is lower than our estimates, we may be required to record additional inventory write downs. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

Stock-based Compensation Expense. We account for employee stock-based compensation costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS 123(R)") and Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). We utilize the Black-Scholes option pricing model to estimate the fair value of employee stock-based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected life. Historical volatility was used in estimating the fair value of our stock-based awards, and the expected life was estimated to be 6.25 years using the simplified method permitted under SAB 107. Further, as required under SFAS 123(R), we now estimate forfeitures for options granted that are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our share-based compensation. The estimated fair value is charged to earnings on a straight-line basis over the vesting period of the underlying awards, which is generally four years. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options having no vesting restrictions and being fully transferable. Accordingly, our estimate of fair value may not represent the value assigned by a third-party in an arms-length transaction. While our estimate of fair value and the associated charge to earnings materially impacts our results of operations, it has no impact on our cash position.

Goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in net income (loss). We operate in one segment, which we consider our sole operating unit. Measurement of the fair value of the reporting unit in our annual test for impairment is determined using the market capitalization approach. The capitalization approach focuses on the fair value of the enterprise, which was determined based on our current market capitalization, and goodwill was determined not to be impaired at June 30, 2007.

Impairment of Long-lived Assets. We evaluate the recoverability of long-lived assets in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets." When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, we recognize such impairment in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

Warranties. In general, we provide a product warranty for one year from the date of shipment. We accrue for the estimated cost to provide warranty services at the time revenue is recognized. The specific terms and conditions of our warranties vary by customer and region in which we do business. Our estimate of costs to service our warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty costs will increase resulting in decreases to gross profit. Conversely, to the extent we experience decreased warranty claim activity, or decreased costs associated with servicing those claims, our warranty costs will decrease resulting in increases to gross profit. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

Restructuring. During the past few years we have recorded significant accruals in connection with restructuring programs. Given the significance and complexity of restructuring activities, and the timing of the execution of such activities, the restructuring accrual process involves periodic reassessments of estimates made at the time the original decisions were made, including evaluating real estate market conditions for expected vacancy periods and sub-lease rents. Although we believe that these estimates accurately reflect the costs of the restructuring programs, actual results may differ, thereby requiring us to record additional provisions or reverse a portion of such provisions.

Purchase Accounting. We account for business combinations under the purchase method of accounting and accordingly, the assets acquired and liabilities assumed are recorded at their fair values. The recorded values of assets and liabilities are based on management estimates making use of third-party valuations, or if market price information is not available, based on the best information available. The values are based on our judgments and estimates, and accordingly, our financial position or results of operations may be affected by changes in these estimates and judgments. Specifically, our valuation of intangible assets is based on a discounted cash flow valuation methodology that incorporates estimates of future revenue, revenue growth, expenses, estimated useful lives, balance sheet assumptions and weighted average cost of capital. Should these assumptions prove incorrect, we may be required to recognize an impairment of our intangible assets.

Contingencies. We are or have been subject to proceedings, lawsuits and other claims related to our initial public offering and other matters. We evaluate contingent liabilities including threatened or pending litigation in accordance with Statement of Financial Accounting Standards No. 5 ("SFAS 5"), "Accounting for Contingencies". If the potential loss from any claim or legal proceedings is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based upon management's judgment and the best information available to management at the time. As additional information becomes available, we reassess the potential liability related to its pending claims and litigation and may revise its estimates.

In addition to product warranties, we, from time to time, in the normal course of business, indemnify certain customers with whom we enter into contractual relationships. We have agreed to hold the other party harmless against third party claims that our products, when used for their intended purpose, infringe the intellectual property rights of such third party or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. The estimated fair value of these indemnification provisions is minimal. To date, we have not incurred any costs related to claims under these provisions, and no amounts have been accrued in the accompanying financial statements.

In March 2007, we sold our subsidiary in France. Pursuant to the provisions of French bankruptcy law, in the event that Avanex France, now "3S Photonics," declares bankruptcy after such sale, we may be held liable, as "manager de facto" of 3S Photonics for the payment of all or part of the liabilities of 3S Photonics, should it appear that we committed mismanagement, which would have solely or partially led to the bankruptcy of 3S Photonics, and these liabilities could be significant. Such liability, if incurred, could have a material adverse effect on our business, results of operations, and financial condition. In addition, we agreed to indemnify the buyers of Avanex France generally for a period of up to two years in an amount generally not exceeding €5 million for breaches of certain representations, warranties and covenants relating to the condition of the business prior to, and at the time of sale, and approximately €2 million for other liabilities. As of June 30, 2007, the Company had accrued $2.7 million under Other Accrued Expenses for an escrow account related to the sale.

Income Taxes. We account for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts, and for net operating loss and tax credit carryforwards. We record a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized.

Change in accounting policy

Share-based Payments: On July 1, 2005, we adopted the fair value-based method for measurement and expense recognition of employee share-based compensation arrangements under the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)"), using the modified prospective transitional method. Previously, we had elected to account for employee share-based compensation using the intrinsic value method based upon Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The intrinsic value method generally did not result in any compensation cost being recorded for employee stock options since the exercise price was equal to the market price of the underlying shares on the date of grant.

Under the modified prospective transitional method, share-based compensation is recognized for awards granted, modified, repurchased, or cancelled subsequent to the adoption of SFAS 123(R). In addition, share-based compensation is recognized, subsequent to the adoption of SFAS 123(R), for the remaining portion of the vesting period (if any) for outstanding awards granted prior to the date of adoption. Prior periods have not been adjusted and we continue to provide pro forma disclosure as if we had accounted for employee share-based payments in all periods presented under the fair value provisions of SFAS No. 123, "Accounting for Stock-based Compensation", which is presented in Note 13 to Consolidated Financial Statements, under the topic "Stock-based Compensation".

We measure share-based compensation costs on the grant date, based on the calculated fair value of the award. We have elected to treat awards with graded vesting as a single award when estimating fair value.

Compensation cost is recognized on a straight-line basis over the employee requisite service period. Compensation cost is initially based on the estimated number of options for which the requisite service is expected to be rendered. This estimate is adjusted in the period once actual forfeitures are known.

Refer to Note 13 "Stock-based Compensation" in the Notes to Consolidated Financial Statements for details of stock options and share-based compensation costs recorded during the year ended June 30, 2007.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This pronouncement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its statement of financial position using prospective application. SFAS No. 158 also requires an employer to recognize changes in that funded status in the year in which the changes occur through comprehensive income. In addition, this statement requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We adopted this statement in fiscal 2007.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net revenue of certain items in our Consolidated Statements of Operations:

	Years Ended June 30,					
	2007	% of rev	2006	% of rev	2005	% of rev
Net revenue	212,755	100%	162,944	100%	160,695	100%
Cost of revenue	174,550	82%	154,484	95%	165,258	103%
Gross profit	38,205	18%	8,460	5%	(4,563)	-3%
Operating expenses:						
Research and development	25,231	12%	23,471	14%	33,124	21%
Sales and marketing	15,261	7%	13,236	8%	16,803	10%
General and administrative	23,278	11%	16,652	10%	17,758	11%
Amortization of intangibles	2,703	1%	5,448	3%	5,723	4%
Restructuring	1,511	1%	1,912	1%	29,272	18%
Gain on disposal of property and equipment	(527)	0%	(5,064)	-3%	(1,850)	-1%
Loss on sale of subsidiary	3,216	2%	—	0%	—	0%
Total operating expenses	70,673	33%	55,655	34%	100,830	63%
Loss from operations	(32,468)	-15%	(47,195)	-29%	(105,393)	-66%
Interest and other income	2,292	1%	2,787	2%	3,607	2%
Interest and other expense	35	0%	(10,284)	-6%	(6,585)	-4%
Loss before income taxes	(30,141)	-14%	(54,692)	-34%	(108,371)	-67%
Provision for income taxes	(464)	0%	—	0%	—	0%
Net loss	(30,605)	-14%	(54,692)	-34%	(108,371)	-67%

Net Revenue

Net revenue for fiscal 2007 was $212.8 million, which represents an increase of $49.9 million or 31% from net revenue of $162.9 million for fiscal 2006. The increase in revenue was attributable to an overall increase in demand for our products from existing customers and the introduction of new products.

Net revenue for fiscal 2006 was $162.9 million, which represents an increase of $2.2 million or 1% from net revenue of $160.7 million for fiscal 2005. The increase in revenue was primarily attributable to an increase in demand from certain existing customers and the introduction of new products, which contributed to revenue during the year.

During fiscal 2007, sales to Alcatel-Lucent and Tellabs accounted for 29% and 17% of our net revenue, respectively. During fiscal 2006, sales to Alcatel and Nortel accounted for 27% and 11% of our net revenue, respectively. During fiscal 2005, sales to Alcatel accounted for 34% of our net revenue. Sales to our major customers vary significantly from year to year, and we do not have the ability to predict sales to these customers.

Net revenue from customers outside the United States accounted for $137.6 million, $113.8 million and $98.7 million of total net revenue, or 65%, 70% and 61%, for the years ended June 30, 2007, 2006 and 2005, respectively.

Cost of Revenue and Gross Margin

Cost of revenue increased to $174.5 million for fiscal 2007 from $154.5 million for fiscal 2006. The increase was primarily due to the increase in total net revenue.

Cost of revenue decreased to $154.5 million for fiscal 2006 from $165.3 million for fiscal 2005. The decrease was primarily due to the transfer of most of our internal manufacturing operations to contract manufacturers, which reduced our direct labor and manufacturing overhead costs.

We wrote off excess and obsolete inventory of $12.9 million in fiscal 2007, $12.8 million in fiscal 2006 and $8.2 million in fiscal 2005. In fiscal 2007, the write-off was primarily due to lower demand for certain products and lower expected usage of previously purchased inventory. In fiscal 2006 the write-off was primarily due to lower than expected usage of previously purchased inventory. In fiscal 2005 the write-off was due primarily to lower demand for certain products, and secondarily to discontinued products. We sold inventory previously written-off with original cost totaling $1.2 million, $0.2 million and $1.1 million for fiscal 2007, 2006 and 2005, respectively, due to unforeseen demand for such inventory. As a result, cost of revenue associated with the sale of this inventory was zero. Cost of revenue for fiscal 2007, 2006 and 2005 was also offset by $1.4 million, $4.4 million and $2.8 million, respectively, for reversals of previous warranty accruals.

Our gross margin percentage improved to 18% for fiscal 2007 from 5% for fiscal 2006, primarily due to cost reductions associated with shifting global manufacturing operations to contract manufacturers in lower-cost regions and increased focus on design for manufacturability to achieve lower costs. In addition, the improvement in gross margin percentage was driven by a shift to products with higher volume and higher gross margins. Our gross margin percentage improved to positive 5% for fiscal 2006, compared to negative 3% for fiscal 2005, primarily due to cost reductions resulting from the transfer of most of our global manufacturing operations to contract manufacturers in lower-cost regions.

We have recently experienced consistent positive gross margins due to new product introductions and the transfer of our global manufacturing operations to contract manufacturers in lower-cost regions. Our gross margins are and will be primarily affected by changes in mix of products sold, manufacturing volume, changes in sales prices, product demand, inventory write-downs, sales of previously written-off inventory, warranty costs, and product yields. We expect cost of revenue, as a percentage of net revenue, to fluctuate from period to period.

Research and Development

Research and development expenses increased $1.7 million to $25.2 million for fiscal 2007 from $23.5 million for fiscal 2006. As a percentage of net revenue, research and development expenses decreased to 12% for fiscal 2007 from 14% for fiscal 2006. The increase in research and development expenses was primarily due to increased personnel-related costs (such as stock-based compensation expenses and increased headcount in China, offset by closure of our R&D office in Thailand and sale of our office in France) and patent-related legal expenses. We expect our research and development expenses to remain level as a percentage of revenue in fiscal 2008. Despite our continued efforts to reduce expenses, there can be no assurance that our research and development expenses will not increase in the future.

Research and development expenses decreased $9.6 million to $23.5 million for fiscal 2005 from $33.1 million for fiscal 2005. As a percentage of net revenue, research and development expenses decreased to 14% for fiscal 2006 from 21% for fiscal 2005. During fiscal 2006, we reduced the number of research and development employees from 204 at June 20, 2005 to 179 at June 30, 2006.

Sales and Marketing

Sales and marketing expenses increased $2.1 million to $15.3 million for fiscal 2007 from $13.2 million for fiscal 2006. As a percentage of net revenue, sales and marketing expenses decreased to 7% in fiscal 2007 from 8% in fiscal 2006. The increase in sales and marketing expenses was primarily due to personnel-related costs (such as stock-based compensation expense and commissions), increased travel expenses and increased corporate marketing expenses. We expect our sales and marketing expenses to remain level or decline as a percentage of revenue in fiscal 2008. There can be no assurance that our sales and marketing expense will not increase in the future.

Sales and marketing expenses decreased $3.6 million to $13.2 million for fiscal 2006 from $16.8 million for fiscal 2005. As a percentage of net revenue, sales and marketing expenses decreased to 8% in fiscal 2006 from 10% in fiscal 2005. The decrease in sales and marketing expenses was primarily due to decreased headcount, decreased travel expenses, decreased commissions paid to distributors, and a reduction in corporate marketing expenses.

General and Administrative

General and administrative expenses increased $6.6 million to $23.3 million for fiscal 2007 from $16.7 million for fiscal 2006. As a percentage of net revenue, general and administrative expenses increased to 11% in fiscal 2007 from 10% in fiscal 2006. The primary reasons for the increase were increased audit and legal expenses, consulting due diligence expenses related to a potential acquisition that we decided not to pursue, and increased personnel-related expenses (such as stock-based compensation expense). We expect general and administrative expenses to decline as a percentage of revenue in fiscal 2008. There can be no assurance that our general and administrative expenses will decline in the future.

General and administrative expenses decreased $1.1 million to $16.7 million for fiscal 2006 from $17.8 million for fiscal 2005. The primary reasons for the decrease were reductions in our allowance for doubtful accounts, salaries, and fringe benefits, offset by increased stock-based compensation expense, facilities expenses and audit and legal expenses.

Amortization of Intangible Assets

Amortization of intangible assets decreased by $2.7 million to $2.7 million for fiscal 2007, from $5.4 million for fiscal 2006. The decrease was primarily attributable to some of the intangible assets becoming fully amortized during fiscal 2007, which resulted in less expense during the remainder of fiscal 2007.

Amortization of intangible assets decreased by $0.3 million to $5.4 million for fiscal 2006, from $5.7 million for fiscal 2005. The decrease was primarily attributable to some of the intangible assets becoming fully amortized during fiscal 2006, which resulted in less expense during the remainder of fiscal 2006.

Restructuring

Over the past several years, we have implemented various restructuring programs to realign resources in response to the changes in our industry and customer demand, and we continue to assess our current and future operating requirements accordingly.

For fiscal 2007, restructuring expenses of $1.5 million resulted from an additional provision for severance benefits totaling $0.3 million, combined with expenses for abandoned facilities in the amount of $1.2 million.

For fiscal 2006, restructuring expenses of $1.9 million resulted from an additional provision for severance benefits totaling $1.6 million, combined with expenses for abandoned facilities in the amount of $0.9 million, offset by recovery of previously recorded provisions in the amount of $0.6 million.

During fiscal 2006, we approved work force reduction plans affecting 41 employees in order to reduce operating expenses and improve our cost structure. The reduction in force was completed in October 2006. The costs associated with this restructuring consisted primarily of severance costs. In addition, other previously announced workforce reduction plans remain in progress, including plans in connection with our fiscal 2004 acquisitions of the optical components businesses of Alcatel and Corning. Our accrued restructuring liability balance at June 30, 2007 was $11.1 million and will be payable through 2013.

During fiscal 2005, we announced and implemented several restructuring programs throughout the organization, primarily downsizing our workforce in our U.S. and France facilities, resulting in net restructuring expenses of $29.3 million. We approved work force reduction plans for our U.S. facilities that resulted in the termination of 145 employees in order to reduce operating expenses and improve our cost structure. This reduction in force was completed in December 2005. The costs associated with this restructuring consisted primarily of severance costs. In addition, we approved a work force reduction plan that resulted in the termination of 156 full time employees at our facility in France, leaving approximately 150 employees. The reduction in force in France has been completed. The costs associated with the restructuring in France consisted of employee severance costs.

Loss on Sale of Subsidiary

On March 1, 2007, we entered into a Share Purchase Agreement with Global Research Company, a société à responsibilité limitée incorporated under the laws of France ("GRC"), and Mr. Didier Sauvage, an individual and former employee of Avanex (together with GRC, the "Purchasers"), pursuant to which we would sell ninety percent (90%) of the share capital and voting rights of our wholly owned subsidiary, Avanex France ("Avanex France"), a société anonyme incorporated under the laws of France, which owned our semiconductor fabs and associated product lines located in Nozay, France, to the Purchasers for the nominal amount of €1.00. The sale closed on April 16, 2007. The Purchasers changed the name of Avanex France to "3S Photonics" following the closing.

The sale involved the divestiture of our laser, terrestrial and submarine pumps and Fiber Bragg Grating (FBG) product lines. We will continue to operate our optical interfaces (OIF) business and optical fiber amplifiers and raman amplifiers (OAX) business, which have been transferred to a new wholly owned subsidiary of Avanex in France, prior to the Closing.

We recorded a loss of $3.2 million on the sale primarily as a result of the approximately $24.9 million cash paid, transaction expenses incurred of approximately $1.0 million, and transfer of approximately $4.3 million of assets, partially offset by approximately $15.9 million of liabilities written-off, the assumption of approximately $6.7 million of liabilities by 3S Photonics, write-off of cumulative translation gain related to Nozay of approximately $3.3 million, and a reduction of the pension obligation of approximately $1.1 million related to the sale.

Interest and Other Income

Interest and other income decreased $0.5 million to $2.3 million in fiscal 2007 from $2.8 million in fiscal 2006. The primary reason for this decrease was the release of a previously accrued property tax accrual in the prior year, partially offset by a slight increase in interest income.

Interest and other income decreased $0.8 million to $2.8 million in fiscal 2006 from $3.6 million in fiscal 2005. The primary reason for the decrease was no-reoccurrence of the $0.7 million gain experienced in fiscal 2005 from a derivative instrument in connection with our convertible notes offering.

Interest and Other Expense

Interest and other expense decreased by $10.2 million in fiscal 2007 to $0.1 million from $10.3 million in fiscal 2006. The primary reason for the decrease was the loss on extinguishment of debt in fiscal 2006, a decrease in interest expense due to the conversion of the senior convertible notes, and a decrease in foreign currency transaction gains.

Interest and other expense increased by a net $3.7 million in fiscal 2006 to $10.3 million from $6.6 million in fiscal 2005. An increase aggregating $4.5 million loss on extinguishment of debt which comprises $3.5 million paid to settle our convertible note holder's alleged default claims, $0.6 of issuance costs and $0.4 million increase in fair value from the modification of warrants (see Note 11 of Notes to Consolidated Financial Statements). This increase was offset by a reduction in interest expense during the later part of fiscal 2006 as certain convertible note holders converted $29.5 million of convertible note into shares of our common stock.

Provision for Income Taxes

The provisions for income taxes of $0.5 million and $0 million were recorded for estimated taxes due on income generated in certain state and foreign tax jurisdictions for fiscal 2007 and 2006, respectively. The income tax provision for fiscal 2007 reflects an effective tax rate of negative 2%, which differs from the statutory tax rate due to the tax impact of income from foreign operations and unbenefited losses in the U.S. taxes due to the full valuation allowance on our net deferred tax assets in accordance with SFAS 109.

The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes " provides for the recognition of deferred tax assets, if realization of such assets is more likely than not to occur. Based upon the weight of available evidence, which includes its historical operating performance and reported cumulative net losses since inception, we provide a full valuation allowance against our net deferred tax assets. We reassess the need for our valuation allowance on a quarterly basis.

Liquidity and Capital Resources

Prior to our initial public offering, we financed our operations primarily through private sales of convertible preferred stock. In February 2000, we received net proceeds of approximately $238.0 million from the initial public offering of our common stock and a concurrent sale of stock to corporate investors. Subsequent to our initial public offering, we have financed our operations through the sale of equity securities, issuance of convertible notes and warrants, bank borrowings, equipment lease financing and acquisitions.

On May 19, 2005, we issued an aggregate of $35 million principal amount of 8.0% senior secured convertible notes due 2008 in a private placement to institutional investors. Net proceeds, after an aggregate of $2.1 million in issuance costs and two years of prepaid interest in the amount of $5.6 million, were $27.3 million. On November 8, 2005, certain terms of the May 2005 convertible note financing were amended pursuant to amendment agreements entered into between Avanex and each holder of such notes, and we issued amended and restated notes and amended and restated warrants to such holders. The amended and restated notes were convertible into shares of common stock at a price of $0.90 per share, subject to adjustment upon specified events, including a broad-based anti-dilution provision that until January 27, 2006 contained a floor price of $0.7279 (subject to adjustment for stock splits, combinations or similar events). The floor price was eliminated upon receipt of stockholder approval of the issuance of the common stock underlying the amended and restated notes at a Special Meeting of Stockholders held on January 27, 2006. Pursuant to each Amendment Agreement, we and each holder also agreed to amend and restate such holder's warrants, primarily to amend the exercise price to $1.13. During the years ended June 30, 2006 and 2007, $29.5 million and $5.5 million of the outstanding notes were converted to common stock at the request of the convertible note holders. As a result of the conversions, no convertible notes were outstanding at June 30, 2007.

On March 6, 2006, we sold 24.1 million shares of common stock at a price per share of $2.00 for an aggregate purchase price of $48.2 million. The net proceeds from such sale of the shares of common stock were $44.7 million, after deducting the placement fee and offering expenses. The purchasers also received warrants to purchase up to an aggregate of 7.2 million shares of common stock at an exercise price of $2.73 per share, subject to adjustment for anti-dilution, exercisable on and after September 9, 2006 and on or before March 9, 2010.

In connection with our March 1, 2007 financing, the holders of such warrants received an antidilution adjustment pursuant to the terms of such warrants resulting in up to 117,221 additional shares being issued upon the exercise of such warrants and the reduction of the exercise price of the warrants from $2.73 per share to $2.68 per share. The sale of common stock and issuance of the warrants was made pursuant to an effective registration statement on Form S-3.

On March 1, 2007, we sold 10,795,056 shares of common stock of Avanex at a price per share of $1.8527 for an aggregate purchase price of $20 million. The purchaser also received a warrant to purchase up to an additional 2,698,764 shares of common stock. The warrant is exercisable at an exercise price of $2.1452 per share and for a term starting March 31, 2007 and ending March 1, 2011. For more information, please see Note 12 to Consolidated Financial Statements.

Avanex leases certain of its equipment and other fixed assets under capital lease agreements. The assets and liabilities under capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease. Assets under capital leases are amortized over the shorter of the lease term or useful life of the assets. There were minimal payments due under capital lease agreements as of June 30, 2007.

As of June 30, 2007, Avanex had cash and cash equivalents of $14.9 million and short-term investments of $28.9 million for an aggregate of $43.8 million, excluding restricted cash of $3.6 million.

The fiscal 2007 decrease in cash and cash equivalents was due primarily to the sale of 10.8 million shares of common stock in March 2007 generating $18.7 million in proceeds net of offering costs and $9.8 million decrease in short-term investments, offset by net cash used in operations of $44.6 million. The fiscal 2007 decrease of $3.1 million in restricted cash was primarily due to a reduction in our obligation on operating leases, which reduced the cash held against those leases.

The net cash used in operating activities of $46.1 million was due primarily to our $30.6 million net loss for fiscal 2007 and $19.6 million impact of the sale of our subsidiary in France, partially offset by $25.8 million of non-cash charges. Changes in working capital during fiscal 2007 used $21.8 million of cash.

Net cash provided by investing activities during fiscal 2007 was $9.3 million, comprising a $3.1 million decrease in restricted cash and $9.8 million representing the net change in short-term investments, offset by capital purchases of $2.4 million.

Net cash provided by financing activities was $21.5 million during fiscal 2007, primarily the result of our March 2007 equity offering, and proceeds from the issuance of common stock under our employee stock option plans and employee stock purchase plan. These net proceeds were partially offset by payments on short-term debt, long-term debt and capital lease obligations.

Our contractual obligations at June 30, 2007 were as follows (in thousands):

	Contractual Obligations Due by Period				
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Capital lease obligations	$ 12	$ 22	$ 2	$—	$ 36
Operating leases	4,809	8,696	2,984	77	16,566
Pension	—	—	—	185	185
Severance	241	—	—	—	241
Unconditional purchase obligations	31,252	—	—	—	31,252
	$36,314	$8,718	$2,986	$262	$48,280

We have unconditional purchase obligations to certain of our suppliers and contract manufacturers that support our ability to manufacture our products. As of June 30, 2007, we had approximately $31.3 million of unconditional purchase obligations, none of which is included on our balance sheet in accounts payable.

Under operating leases and capital leases described in the table above, we have included total future minimum rent expense under non-cancelable leases for both current and abandoned facilities and equipment leases. We have included in the balance sheet $2.8 million and $8.3 million in current and long-term restructuring accruals, respectively, for the abandoned facilities as of June 30, 2007.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This Interpretation is effective for our fiscal year beginning July 1,2007. We are currently evaluating the impact of the adoption of FIN 48 on our consolidated balance sheet and statement of operations.

In September 2006, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The adoption of SAB 108 did not have a material impact on our consolidated balance sheet and statement of operations for fiscal 2007.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("Statement 157"). Statement 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. Statement 157 is effective for our fiscal year beginning July 1, 2008. We are currently evaluating the impact of the adoption of Statement 157 on our consolidated balance sheet and statement of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("Statement 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. Subsequent measurements for the financial assets and liabilities an entity elects to fair value will be recognized in earnings. Statement 159 also establishes additional disclosure requirements. Statement 159 is effective for our fiscal year beginning July 1, 2008, with early adoption permitted provided that the entity also adopts Statement 157. We are currently evaluating the impact of the adoption of Statement 159 on our consolidated balance sheet and statement of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. The objectives of our investment activities are preservation and safety of principal; maintenance of adequate liquidity to meet cash flow requirements; attainment of a competitive market rate of return on investments; minimization of risk on all investments; and avoidance of inappropriate concentrations of investments.

We place our investments with high quality credit issuers in short-term and long-term securities and maturities can range from overnight to 36 months. The average maturity of the portfolio will not exceed 18 months. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. We do not have any derivative financial instruments. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

The following table summarizes average interest rate and fair market value of the short-term securities and restricted cash and investments held by Avanex (in thousands), which were classified as available-for-sale at June 30, 2007 and June 30, 2006:

	June 30, 2007	June 30, 2006
Amortized cost	$32,575	$45,210
Fair market value	32,562	45,372
Average annual interest rate	5.09%	3.09%

Exchange Rate Risk

Our international business is subject to normal international business risks including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be materially adversely affected by changes in these or other factors.

We have operations in the United States, China, Thailand, France, and Italy. Accordingly, we have sales and expenses that are denominated in currencies other than the U.S. dollar. As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business could cause foreign currency translation gains or losses that we would recognize in the period incurred. A 10% fluctuation in the dollar at June 30, 2007 would have led to an additional profit of approximately $0.7 million (dollar strengthening), or an additional loss of approximately $0.7 million (dollar weakening) on our net dollar position in outstanding assets and liabilities. We cannot predict the effect of exchange rate fluctuations on our future operating results because of the variability of currency exposure and the potential volatility of currency exchange rates. It has not been our recent practice to engage in the hedging of foreign currency transactions to mitigate for foreign currency risk, and currently, we do not hedge our exposure to translation gains and losses related to foreign currency net asset exposures.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF DELOITTE & TOUCHE LLP
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Avanex Corporation:

We have audited the accompanying consolidated balance sheets of Avanex Corporation and subsidiaries (the "Company") as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended June 30, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Avanex Corporation and subsidiaries as of June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 4, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness.

As discussed in Note 10 to the consolidated financial statements, on June 30, 2007, the Company changed its method of accounting for defined benefit pension and other postretirement plans upon the adoption of Financial Accounting Standards Board ("FASB") Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).* In addition, as discussed in Note 1 to the consolidated financial statements, the Company adopted FASB Statement No. 123(R), *Share-Based Payment*, effective July 1, 2005, based on the modified prospective application transition method.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
September 4, 2007

AVANEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	June 30,	
	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 14,837	$ 28,963
Restricted cash and investments	3,620	6,676
Short-term investments	28,942	38,696
Accounts receivable	33,764	26,768
Inventories	15,188	18,417
Due from related party	14,381	10,404
Other current assets	5,716	15,473
Total current assets	116,448	145,397
Property and equipment, net	5,900	5,668
Intangibles, net	559	3,246
Goodwill	9,408	9,408
Deposits and other assets	2,685	1,839
Total assets	$ 135,000	$ 165,558
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 32,549	$ 38,276
Accrued compensation	6,091	6,872
Accrued warranty	873	1,799
Due to related party	2,144	4,475
Other accrued expenses and deferred revenue	8,796	4,467
Current portion of long-term obligations	9	823
Current portion of accrued restructuring	2,837	6,321
Total current liabilities	53,299	63,033
Long-term liabilities:		
Accrued restructuring	8,269	13,252
Convertible notes	—	4,569
Other long-term obligations	1,350	11,366
Total liabilities	62,918	92,220
Stockholders' equity:		
Common stock, $0.001 par value, 450,000,000 and 300,000,000 shares authorized at June 30, 2007 and 2006, respectively; 226,184,325 and 204,361,846 shares outstanding (net of 157,656 and 160,749 treasury shares) at June 30, 2007 and 2006, respectively	226	204
Additional paid-in capital	775,901	742,951
Accumulated other comprehensive income	1,064	4,687
Accumulated deficit	(705,109)	(674,504)
Total stockholders' equity	72,082	73,338
Total liabilities and stockholders' equity	$ 135,000	$ 165,558

See accompanying notes.

AVANEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended June 30,		
	2007	2006	2005
Net revenue:			
Third parties	$151,380	$119,054	$ 105,568
Related parties	61,375	43,890	55,127
Total net revenue	212,755	162,944	160,695
Cost of revenue:			
Cost of revenue except for purchases from related parties	174,059	151,758	155,056
Purchases from related parties	491	2,726	10,202
Total cost of revenue	174,550	154,484	165,258
Gross profit (loss)	38,205	8,460	(4,563)
Operating expenses:			
Research and development	25,231	23,471	33,124
Sales and marketing	15,261	13,236	16,803
General and administrative:			
Third parties	22,663	15,701	11,867
Related parties	615	951	5,891
Amortization of intangibles	2,703	5,448	5,723
Restructuring	1,511	1,912	29,272
Gain on disposal of property and equipment	(527)	(5,064)	(1,850)
Loss on sale of subsidiary	3,216		
Total operating expenses	70,673	55,655	100,830
Loss from operations	(32,468)	(47,195)	(105,393)
Interest and other income	2,292	2,787	3,607
Interest and other expense	35	(10,284)	(6,585)
Loss before income taxes	$ (30,141)	$ (54,692)	$(108,371)
Provision for income taxes	(464)	—	—
Net loss	$ (30,605)	$ (54,692)	$(108,371)
Basic and diluted net loss per common share	$ (0.14)	$ (0.34)	$ (0.75)
Weighted-average number of shares used in computing basic and diluted net loss per common share	212,952	163,242	144,253

See accompanying notes.

AVANEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at June 30, 2004	143	663,798	(596)	(511,074)	5,193	157,464
Issuance of 611,517 shares of common stock upon exercise of stock options	1	458	—	—	—	459
Issuance of 986,123 shares of common stock relating to employee stock purchase plan	1	1,200	—	—	—	1,201
Warrants issued in connection with the issuance of senior secured debentures, net of issuance costs of $258	—	2,602	—	—	—	2,602
Accelerated vesting of 168,750 executive shares	—	106	—	—	—	106
Issuance costs related to shelf registration	—	(258)	—	—	—	(258)
Stock-based compensation	—	17	—	—	—	17
Amortization of deferred stock compensation	—	—	243	—	—	243
Comprehensive loss:						
Unrealized loss on investments	—	—	—	—	(484)	(484)
Cumulative translation adjustment	—	—	—	—	769	769
Net loss	—	—	—	(108,371)	—	(108,371)
Comprehensive loss						(108,086)
Balance at June 30, 2005	145	667,923	(353)	(619,445)	5,478	53,748
Reclassification of deferred stock compensation to additional paid-in capital upon the adoption of SFAS 123(R)	—	(353)	353	—	—	—
Issuance of 1,551,789 shares of common stock upon exercise of stock options	2	2,105	—	—	—	2,107
Issuance of 588,431 shares of common stock relating to employee stock purchase plan	1	408	—	—	—	409
Modifications of warrants, net of issuance costs of $258	—	686	—	—	—	686
Issuance of common stock, net of issuance costs of $3,509	24	44,641	—	—	—	44,665
Issuance of common stock in connection with conversion of senior secured convertible notes	32	23,089	—	—	—	23,121
Stock-based compensation	—	4,452	—	—	—	4,452
Common stock withheld on exercise of restricted stock units for tax withholding	—	—	—	(367)	—	(367)
Comprehensive loss:						
Unrealized gain on investments	—	—	—	—	461	461
Cumulative translation adjustment	—	—	—		(1,252)	(1,252)
Net loss				(54,692)	—	(54,692)
Comprehensive loss	—	—	—			(55,483)
Balance at June 30, 2006	$204	$742,951	$ —	$(674,504)	$ 4,687	$ 73,338
Issuance of 355,459 shares of common stock upon exercise of stock options	—	363	—	—	—	363
Issuance of 2,843,426 shares of common stock in connection with restricted stock units	3	—	—	—	—	3
Issuance of 1,239,671 shares of common stock upon exercise of warrants	1	1,399	—	—	—	1,400
Issuance of 427,355 shares of common stock in connection with employee stock purchase plan	1	366	—	—	—	367
Issuance of 6,161,512 shares of common stock in connection with conversion of 8% senior convertible notes	6	4,980	—	—	—	4,986
Issuance of 10,795,056 shares of common stock, net of issuance costs of $1,267	11	18,733	—	—	—	18,744
Stock-based compensation	—	7,109	—	—	—	7,109
Comprehensive loss:						
Unrealized gain on investments	—	—	—	—	10	10
Cumulative translation adjustment	—	—	—		(3,968)	(3,968)
Net actuarial gain	—	—	—	—	335	335
Net loss	—	—	—	(30,605)	—	(30,605)
Comprehensive loss	—	—	—			(34,228)
Balance at June 30, 2007	$226	$775,901	$ —	$(705,109)	$ 1,064	$ 72,082

See accompanying notes.

AVANEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended June 30,		
	2007	2006	2005
Operating Activities:			
Net loss	$ (30,605)	$ (54,692)	$(103,371)
Adjustments to reconcile net loss to net cash used in operating activities:			
(Gain) loss on disposal of property and equipment	(767)	(5,064)	(2,226)
Depreciation and amortization	2,360	5,565	9,012
Amortization of intangibles	2,698	5,448	5,723
Impairment of investment	—	—	4,400
Gain on investment in subsidiary	(223)	—	—
Prepaid amortization	—	—	322
Stock-based compensation	7,109	4,452	365
(Reversal of) provision for doubtful accounts and sales returns	1,194	(2,538)	663
Cash paid for sale of subsidiary, net of liabilities assumed	(19,557)	—	—
Loss in connection with convertible notes modification	—	4,525	—
Non-cash gain on derivatives	—	—	(740)
Non-cash interest expense	424	2,160	—
Write-down of excess and obsolete inventory	13,034	12,790	8,234
Changes in operating assets and liabilities:			
Accounts receivable	(7,646)	(10,727)	(9,714)
Inventories	(11,739)	5,488	(4,982)
Other current assets	8,813	16,828	529
Other assets	331	(53)	(1,147)
Due to/from related parties	(10,595)	10,364	(1,818)
Accounts payable	(1,685)	8,127	1,743
Accrued compensation	3,312	(2,912)	(418)
Accrued restructuring	(3,462)	(26,787)	6,654
Accrued warranty	(1,006)	(3,521)	(857)
Other accrued expenses and deferred revenues	1,892	(12,053)	1,141
Net cash used in operating activities	(46,118)	(42,600)	(91,487)
Investing Activities:			
Purchases of investments	(418,704)	(123,005)	(41,996)
Maturities of investments	428,468	123,699	125,837
Decrease (increase) in restricted cash	3,085	1,489	(8,165)
Investment in third parties	(1,250)	—	—
Purchases of property and equipment	(2,403)	(2,508)	(882)
Proceeds from sale of property and equipment	106	4,824	4,782
Net cash provided by investing activities	9,302	4,499	79,576
Financing Activities:			
Proceeds from issuance of capital lease obligations	637	—	—
Payments on capital lease obligations	—	(2,268)	(4,563)
Payments in connection with convertible notes modification	—	(4,075)	—
Proceeds from short-term borrowings	—	—	31,219
Payments on short-term borrowings	—	—	(34,942)
Borrowings under financing arrangements	—	—	24,466
Proceeds from issuance of common stock	20,869	47,181	1,402
Net cash provided by financing activities	21,506	40,838	17,582
Effect of exchange rate changes on cash	1,184	(585)	(497)
Net increase in cash and cash equivalents	(14,126)	2,152	5,174
Cash and cash equivalents at beginning of period	28,963	26,811	21,637
Cash and cash equivalents at end of period	$ 14,837	$ 28,963	$ 26,811
Supplemental Information:			
Cash paid during the period for:			
Interest expense	$ 36	$ 164	$ 849
Non-cash investing and financing activities:			
Property and equipment acquired under capital lease	$ —	$ —	$ 2,815
Issuance of common stock upon acquisitions	$ —	$ —	$ —
Issuance and modifications of warrants	$ —	$ 686	$ 3,602
Conversion of senior convertible notes into common stock	$ 4,994	$ 23,121	$ —
Investment in equity securities in exchange for equipment	$ —	$ 658	$ —
Reduction of pension liability in connection with sale of subsidiary	$ 2,122	$ —	$ —
Pension liability recognized in accumulated other comprehensive income	$ 335	$ —	$ —
Net issuance of restricted stock awards (restricted stock and restricted stock units)	$ 4,124	$ 2,812	$ —

See accompanying notes.

AVANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

The Company

Avanex Corporation ("the Company", "we", "us" and "our") designs, manufactures and markets fiber optic-based products, known as photonic processors, which are designed to increase the performance of optical networks. The Company sells products to telecommunications system integrators and their network carrier customers. The Company was incorporated in October 1997 in California and reincorporated in Delaware in January 2000.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant estimates made by management include revenue recognition, sales returns provision, bad debt provision, inventory write-downs, warranty provision, impairment of goodwill and other acquired intangible assets, restructuring expenses, and litigation and contingency assessments.

Cash and Cash Equivalents and Investments

The Company considers all highly liquid investment securities with maturity from the date of purchase of three months or less to be cash equivalents.

Restricted cash is security for certain leasing and borrowing arrangements.

All of our investments are classified as available-for-sale securities and are carried at fair value, with unrealized gains and losses, if any, included as a component of accumulated other comprehensive income in stockholders' equity.

Interest, dividends, realized gains and losses and any other borrowing-related costs are included in interest and other income (expense). Realized gains and losses are recognized based on the specific identification method.

Fair Value of Financial Instruments

The Company evaluates the estimated fair value of financial instruments using available market information and valuation methodologies. The use of different market assumptions and estimation methodologies could have a negative effect on the estimated fair value amounts. The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt approximates the carrying amount due to the relatively short maturity of these items.

Concentration of Credit and Other Risks

Financial instruments, which subject the Company to potential credit risk, consist of demand deposit accounts, money market accounts, short-term investments and accounts receivable. The Company maintains its demand deposit accounts, money market accounts and short-term investments primarily with three financial institutions. The Company invests its excess cash principally in debt securities.

The Company sells its products primarily to large communications equipment vendors. The Company extends reasonably short collection terms but does not require collateral from its customers. When the Company becomes aware, subsequent to delivery, of a customer's potential inability to meet its payment obligations, the Company records a specific allowance for doubtful accounts. In prior years, we also recorded an allowance for doubtful accounts based on the length of time the receivables were past due. In the last three years, our uncollectible accounts experience has been almost nil. At June 30, 2007, we determined that an allowance was not required. In addition, when the Company approves sales returns or becomes aware of disputed sales invoices, the Company records an allowance for sales returns and price adjustments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. This may be magnified due to the concentration of its sales to a limited number of customers. The Company has not experienced significant credit losses to date. Concentrations of credit risk, with respect to these financial instruments, exist to the extent of amounts presented in the financial statements.

Inventories

Inventories consist of raw materials, work-in-process and finished goods and are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual costs on a first-in, first-out basis).

The Company writes off the cost of inventory that the Company specifically identifies and considers obsolete or excessive to fulfill future sales estimates. The Company defines obsolete inventory as products that we no longer market, for which there is no demand, or inventory that will no longer be used in the manufacturing process. Excess inventory is generally defined as inventory in excess of projected usage, and is determined using management's best estimate of future demand at the time, based upon information then available to the Company.

In estimating excess inventory, the Company used a range of six-month to twelve-month demand forecast in fiscal 2007 and 2006. In addition, we assess inventory on a quarterly basis and write-down those inventories which are obsolete or in excess of our forecasted usage to their estimated realizable value. Our estimates of realizable value are based upon our analysis including, but not limited to, forecasted sales by product, expected product life cycle, product development plans and future demand requirements. Our marketing department plays a key role in our excess review process by providing updated sales forecasts, managing product rollovers and working with sub-contract manufacturing to maximize recovery of excess inventory. If actual market conditions are less favorable than our forecasts or actual demand from our customers is lower than our estimates, we may be required to record additional inventory write-downs. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold resulting in lower cost of sales and higher income from operations than expected in that period.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, or two to four years for computer hardware and software except for enterprise resource planning software, three years for production and engineering equipment, and five years for office equipment, furniture and fixtures, and enterprise resource planning software. The Company amortizes capital leases and leasehold improvements using the straight-line method over the lesser of the assets' estimated useful lives or remaining lease terms (typically two to five years).

Goodwill

If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in net income (loss). We operate in one segment, which is our sole operating unit. Measurement of the fair value of the reporting unit is determined annually using the market capitalization approach. The capitalization approach focuses on the fair value of the enterprise, which was determined based on our current market capitalization to exceed its carrying value, and goodwill was determined not to be impaired at June 30, 2007.

We periodically review our intangible assets for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. This could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset's carrying value over its estimated fair value. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company recognizes such impairment in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. We also periodically reassess the estimated remaining useful lives of our long lived assets. As of June 30, 2007, we determined there was no impairment of long-lived assets.

Restructuring Costs

During the past few years, the Company has recorded significant accruals in connection with restructuring programs. Given the significance and complexity of restructuring activities, and the timing of the execution of such activities, the restructuring accrual process involves periodic reassessments of estimates made at the time the original decisions were made, including evaluating real estate market conditions for expected vacancy periods and sub-lease rents. Although these estimates accurately reflect the costs of the restructuring programs, actual results may differ, thereby requiring the Company to record additional provisions or reverse a portion of such provisions.

Pension Benefits

For defined benefit pension plans, liabilities and prepaid expenses are determined using the Projected Unit Credit Method (with projected final salary), and recognizing, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets, over the expected average remaining working lives of the employees participating in the plan.

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" in fiscal 2007.

Contingency Accruals

The Company evaluates contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, "Accounting for Contingencies". If the potential loss from any claim or legal proceedings is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based upon management's judgment and the best information available to management at the time. As additional information becomes available, the Company reassesses the potential liability related to its pending claims and litigation and may revise its estimates.

In addition to product warranties, Avanex, from time to time, in the normal course of business, indemnifies certain customers with whom it enters into contractual relationships. Avanex has agreed to hold the other party harmless against third party claims that Avanex' products, when used for their intended purpose, infringe the intellectual property rights of such third party or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. The estimated fair value of these indemnification provisions is minimal. To date, the Company has not incurred any costs related to claims under these provisions, and no amounts have been accrued in the accompanying financial statements.

Foreign Currency

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. Accordingly, all assets and liabilities of the foreign operations are translated to U.S. dollars at current period end exchange rates, and revenues and expenses are translated to U.S. dollars using weighted average exchange rates in effect during the period. The gains and losses from the translation of these subsidiaries' financial statements into the U.S. dollar are recorded directly into a separate component of stockholders' equity under the caption "Accumulated Other Comprehensive Income" in stockholders' equity. Currency transaction gains and losses are included in the Company's results of operations.

Accumulated Other Comprehensive Income

SFAS No. 130 "Reporting Comprehensive Income" ("FAS 130") requires that all items required to be recognized under accounting standards as components of comprehensive income, including unrealized gains and losses on available-for-sale securities, net actuarial gain, and foreign currency translation adjustments be reported in the consolidated financial statements. As a result, the Company has reported comprehensive income (loss) within the accompanying Consolidated Statements of Stockholders' Equity. Foreign currency translation adjustments for the years ended June 30, 2007, 2006 and 2005 resulted in losses of $4.0 million and $1.3 million and a gain of $0.8 million, respectively. For the years ended June 30, 2007, 2006 and 2005, there were unrealized gains (losses) on investments of $10,000, $0.5 million and ($0.5) million, respectively. Pension actuarial gain recognized for the year ended June 30, 2007 was $0.3 million. Comprehensive loss was $34.2 million, $55.5 million and $108.1 million for the years ended June 30, 2007, 2006 and 2005, respectively.

Revenue Recognition

The Company's revenue recognition policy complies with United States Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 104, "Revenue Recognition". Revenue is recognized when persuasive evidence of an arrangement exists, the product has been shipped, risk of loss has been transferred, collectibility is reasonably assured, fees are fixed or determinable, and there are no uncertainties with respect to customer acceptance. In addition, when the Company approves sales returns or becomes aware of disputed sales invoices, the Company records an allowance for sales returns and price adjustments. If future sales returns differ from the historical data used to calculate these estimates, changes to the provision may be required. The Company generally does not accept product returns from customers; however, the Company does sell its products under warranty. Specific warranty terms and conditions vary by customer and region in which the Company does business, however, the warranty period is generally one year.

Stock-Based Compensation

The Company grants stock options and stock purchase rights for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant.

We adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), effective July 1, 2005. SFAS 123(R) requires the recognition of the fair value of stock compensation in net income. We recognize the stock compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. Prior to July 1, 2005, we followed Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees,* " and related interpretations in accounting for our stock compensation. For more information, please see Note 13 to Consolidated Financial Statements.

We have elected the modified prospective transition method for adopting SFAS 123(R). Under this method, the provisions of SFAS 123(R) apply to all awards granted or modified after the date of adoption. Our deferred stock compensation balance of $353,000 as of June 30, 2005, which was accounted for under APB Opinion No. 25, was reclassified as a reduction of our additional paid-in-capital upon the adoption of SFAS 123(R).

In addition, the unrecognized expense of awards not yet vested at the July 1, 2005 date of adoption is recognized in net loss in the periods after the date of adoption using the same Black-Scholes valuation method and assumptions determined under the original provisions of SFAS 123, " *Accounting for Stock-Based Compensation,* " as disclosed in our previous quarterly and annual reports. The cumulative effect of the change in accounting principle from APB Opinion No. 25 to SFAS 123(R) was not material, because amortization of options granted prior to adoption was based on the single-option approach.

As permitted under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"), for the year ended June 30, 2005, the Company accounted for stock option grants and stock purchase rights to employees and directors in accordance with APB Opinion No. 25 and, accordingly, recognized no compensation expense for stock option grants or stock purchase rights with an exercise price equal to or greater than the fair value of the shares at the date of grant. Accordingly, deferred stock compensation was recognized for an option or share purchase right that had an exercise price that was less than the fair value of the common shares and was calculated as the difference between the option price or share purchase right exercise price at the date of grant and the fair value of the Company's common shares at that date. Such deferred stock compensation is amortized over the vesting period, generally a maximum of four years.

Equity instruments granted to consultants are accounted for under the fair value method using the Black-Scholes option-pricing model and are subject to periodic revaluations over their vesting terms. The expense is recognized as the instruments vest.

Pro forma information regarding net loss and net loss per common share under the fair value method for options and share repurchase rights granted prior to the Company's initial public offering was estimated at the date of grant. The fair value of stock options, share purchase rights and shares issued under the employee stock purchase plan (collectively the "options") granted subsequent to the initial public offering were valued using Black-Scholes valuation model based on the actual stock closing price on the day previous to the date of grant. The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The fair value of these options was estimated at the date of grant using the following weighted-average assumptions:

	Year Ended June 30, 2005	
	Employee Stock Option Plan	Employee Stock Purchase Plan
Risk-free interest rate	2.8%	3.0%
Weighted-average expected life	3.3 years	0.5 years
Volatility	1.04	0.76
Dividend yield	—	—

For purposes of pro forma disclosures, the estimated fair value of the options was amortized to expense over the options' vesting period. The Company's pro forma information was as follows (in thousands, except per share data):

	Year Ended June 30, 2005
Net Loss:	
As reported	$(108,371)
Stock-based employee compensation expense included in reported net loss	366
Total stock-based employee compensation expense determined under fair value based methods for all awards	(26,136)
Pro forma net loss	$(134,141)
Basic and diluted net loss per common share:	
As reported	$ (0.75)
Pro forma	$ (0.93)

Research and Development Costs

Research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized.

Earnings per Share

Basic net loss per share is calculated using the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed in the same manner and also gives effect to all dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of stock options issued to employees under employee stock option plans and warrants.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This Interpretation is effective for our fiscal year beginning July 1, 2007. We are currently evaluating the impact of the adoption of FIN 48 on our consolidated balance sheet and statement of operations.

In September 2006, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The adoption of SAB 108 did not have a material impact on our consolidated balance sheet and statement of operations for fiscal 2007.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("Statement 157"). Statement 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. Statement 157 is effective for our fiscal year beginning July 1, 2008. We are currently evaluating the impact of the adoption of Statement 157 on our consolidated balance sheet and statement of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("Statement 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. Subsequent measurements for the financial assets and liabilities an entity elects to fair value will be recognized in earnings. Statement 159 also establishes additional disclosure requirements. Statement 159 is effective for our fiscal year beginning July 1, 2008, with early adoption permitted provided that the entity also adopts Statement 157. We are currently evaluating the impact of the adoption of Statement 159 on our consolidated balance sheet and statement of operations.

Note 2. Disposition

On March 1, 2007, the Company entered into a Share Purchase Agreement with Global Research Company, a société à responsibilité limitée incorporated under the laws of France ("GRC"), and Mr. Didier Sauvage, an individual and former employee of the Company (together with GRC, the "Purchasers"), pursuant to which the Company would sell ninety percent (90%) of the share capital and voting rights of its wholly owned subsidiary, Avanex France ("Avanex France"), a société anonyme incorporated under the laws of France, which owned the Company's semiconductor fabs and associated product lines located in Nozay, France, to the Purchasers for the nominal amount of €1.00. The sale closed on April 16, 2007. The Purchasers changed the name of Avanex France to "3S Photonics" following the closing.

The sale involved the divestiture of the Company's laser, terrestrial and submarine pumps and Fiber Bragg Grating (FBG) product lines. The Company will continue to operate its optical interfaces (OIF) business and optical fiber amplifiers and raman amplifiers (OAX) business, which have been transferred to a new wholly owned subsidiary of the Company in France prior to the Closing.

This sale resulted in a loss to the Company of $3.2 million primarily as a result of the approximately $24.9 million cash paid, transaction expenses incurred of approximately $1.0 million, and transfer of approximately $4.3 million of assets, partially offset by approximately $15.9 million of liabilities written-off, the assumption of approximately $6.7 million of liabilities by 3S Photonics, write-off of cumulative translation gain related to Nozay of approximately $3.3 million, and a reduction of the pension obligation of approximately $1.1 million related to the sale.

Subsequent to year-end, the Company and 3S Photonics amended a distribution agreement to permit 3S Photonics to terminate the arrangement early in exchange for fixed payments to the Company over the remaining 18-month period. The gain, if any, from early termination will be recognized at the time of termination of the distribution arrangement.

Note 3. Restructuring

A summary of the Company's accrued restructuring liability is as follows (in thousands):

	June 30,	
	2007	2006
Acquisition-related accruals	$ —	$ 3,433
Other	11,106	16,140
Total restructuring accruals	11,106	19,573
Less current portion	(2,837)	(6,321)
Non-current portion	$ 8,269	$13,252

Accrued Restructuring Liability Related to Acquisitions

In fiscal 2004, the Company acquired the optical components businesses of Alcatel and Corning. As part of the acquisitions, the Company recorded restructuring liabilities at July 31, 2003 with a fair value of $64.1 million relating to future workforce reductions, which were included in the purchase price of the optical components businesses of Alcatel and Corning. A summary of the acquisition-related accrued liability relating to these acquisitions is as follows (in thousands):

	June 30,	
	2007	2006
Accrued restructuring related to acquisitions, beginning balance	$ 3,433	$ 4,804
Additions	—	911
Recovery	—	(312)
Cash and payments to participate and to third parties assuming liabilities	(3,433)	(1,970)
Accrued restructuring related to acquisitions, ending balance	$ —	$ 3,433

During fiscal 2006, the Company accrued $0.6 million relating to revised estimates associated with the employee severance payment for the operation of our subsidiary in France.

Other Restructuring

Over the past several years, the Company has implemented various restructuring programs to realign resources in response to the changes in the industry and customer demand, and the Company continues to assess its current and future operating requirements accordingly. The Company's restructuring programs include centralizing global manufacturing at its operations center in Thailand.

During fiscal 2006, the Company approved a work force reduction of 41 employees due to the re-alignment of our work force as a result of the transfer of most of our manufacturing operations to third-party contract manufacturers. The reduction in force was completed in October 2006. The costs associated with this restructuring consisted primarily of severance costs of $1.7 million.

In fiscal 2005, the Company approved a work force reduction in its U.S. operations that resulted in the termination of 145 employees in order to reduce operating expenses and improve its cost structure. This reduction in force was completed in December 2005. The costs associated with this restructuring consisted primarily of severance costs of $4.7 million.

In fiscal 2005, the Company approved a work force reduction in its Nozay, France operations that resulted in the termination of 156 full-time employees in France, leaving approximately 150 employees. The costs of $23.6 million associated with this restructuring were accrued in the quarter ending June 30, 2005 and consisted primarily of severance costs.

In addition, during fiscal 2005 we accrued $4.3 million in additional costs to expand the scope of our 2004 Horseheads restructuring plan. This amount was offset by recoveries of $0.8 million after it was determined that certain estimated payments were no longer required.

The restructurings have resulted and will result in, among other things, a significant reduction in the size of the Company's workforce, consolidation of its facilities and increased reliance on outsourced, third-party manufacturing.

The following table summarizes changes in accrued restructuring for fiscal 2007 and 2006, excluding accruals related to the acquisitions noted above (in thousands):

	Accrued Liability at June 30, 2006	Additional Accruals During Fiscal 2007	Cash Payments During Fiscal 2007	Recovery During Fiscal 2007	Accrued Liability at June 30, 2007
Workforce reduction, fiscal 2004	$ 542	$ —	$ (542)	$ —	$ —
Workforce reduction, fiscal 2005	2,828	320	(3,135)	(2)	11
Workforce reduction, fiscal 2006	62	—	(60)	(2)	—
Abandonment of excess leased facilities	12,708	1,278	(2,803)	(88)	11,095
Total	$16,140	$1,598	$ (6,540)	$ (92)	$11,106

	Accrued Liability at June 30, 2005	Additional Accruals During Fiscal 2006	Cash Payments During Fiscal 2006	Recovery During Fiscal 2006	Accrued Liability at June 30, 2006
Workforce reduction, fiscal 2004	$ 758	$ 247	$ (463)	$ —	$ 542
Workforce reduction, fiscal 2005	25,723	228	(21,270)	(1,853)	2,828
Workforce reduction, fiscal 2006	—	2,234	(1,636)	(536)	62
Abandonment of excess leased facilities	14,892	1,682	(3,091)	(775)	12,708
Total	$41,373	$4,391	$(26,460)	$(3,164)	$16,140

Note 4. Net Loss per Share

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended June 30,		
	2007	2006	2005
Net loss	$(30,605)	$(54,692)	$(108,371)
Basic and diluted weighted-average number of shares of common stock outstanding	212,952	163,242	144,253
Basic and diluted net loss per common share	$ (0.14)	$ (0.34)	$ (0.75)

During the periods presented, the Company had securities outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been anti-dilutive. The anti-dilutive securities are as follows:

	Balance at June 30,		
	2007	2006	2005
Employee stock options	13,312,450	12,688,341	19,651,000
Employee restricted stock units	4,206,895	4,066,002	—
8% convertible notes	—	6,161,511	28,925,620
Warrants attached to 8% convertible notes	7,938,018	8,677,689	8.677,689
Warrants granted to landlord	60,000	60,000	60,000
Warrants attached to March 2006 equity securities offering	7,339,727	7,222,500	—
Warrants attached to March 2007 equity securities offering	2,698,764	—	—
	35,555,854	38,876,043	57,314,309

Note 5. Consolidated Balance Sheet Detail

Cash, Cash Equivalents, and Short-term Investments

The Company generally invests its excess cash in debt instruments of the U.S. Treasury, government agencies, and corporations with strong credit ratings. Such investments are made in accordance with the Company's investment policy, which establishes guidelines relative to diversification and maturities designed to maintain safety and liquidity. To date, the Company has not experienced any significant losses on its debt investments.

The table below summarizes the amortized cost, fair value and gross unrealized gains and losses related to available-for-sale securities, aggregated by security type.

Cash, cash equivalents, and short-term investments consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
June 30, 2007				
Cash	$14,661	$—	$—	$14,661
Cash Equivalents—Money Market Funds	176	—	—	176
Restricted cash and investments Certificates of Deposit and United States Government Agencies	3,620	—	—	3,620
Short-term Investments				
Certificates of Deposit	11	—	—	11
Commercial Paper	17,060	—	(1)	17,059
United States Government Agencies	4,019	—	(5)	4,014
Corporate Notes	3,272	1	—	3,273
Corporate Bonds	2,580	—	(9)	2,571
Foreign Debt Securities	2,013	1		2,014
Subtotal, short-term investments	28,955	2	(15)	28,942
Total cash, cash equivalents, and short-term investments	$47,412	$ 2	$(15)	$47,399
June 30, 2006				
Cash	$19,270	$—	$—	$19,270
Cash Equivalents—Money Market Funds	9,693	—	—	9,693
Restricted cash and investments Certificates of Deposit and United States Government Agencies	6,676	—	—	6,676
Short-term Investments				
Certificates of Deposit	209	—	—	209
United States Government Agencies	8,985	163	—	9,148
Corporate Bonds	29,339	—	—	29,339
Subtotal, short-term investments	38,533	163	—	38,696
Total cash, cash equivalents, and short-term investments	$74,172	$163	$—	$74,335

Inventory

Inventories consist of the following (in thousands):

	June 30, 2007	June 30, 2006
Raw materials	$ 4,781	$ 6,114
Work-in-process	591	974
Finished goods	9,816	11,329
	$15,188	$18,417

In fiscal 2007, the Company recorded charges to cost of revenue of $12.9 million for excess and obsolete inventory. The write-off was primarily due to lower demand for certain products and lower expected usage of previously purchased inventory. In fiscal 2006, the Company recorded charges to cost of revenue of $12.8 million for excess and obsolete inventory. Management did not believe it could fully recover the purchase price of this inventory in the future. In fiscal 2005, the Company recorded charges to cost of revenue of $8.2 million for excess and obsolete inventory primarily due to excess inventory resulting from decreased demand from certain products, and from discontinued products.

The Company sold inventory previously written-off with original cost totaling $1.2 million in fiscal 2007, $0.2 million in fiscal 2006 and $1.1 million in fiscal 2005. The majority of this inventory sold in each year had been written-off in a prior year. As a result, cost of revenue associated with the sale of this inventory was zero.

Property and Equipment

Property and equipment consist of the following (in thousands):

	June 30,	
	2007	2006
Computer hardware and software	$ 9,217	$ 8,538
Production and engineering equipment	34,537	33,025
Office equipment, furniture and fixtures	971	827
Leasehold improvements	1,791	1,518
Total acquisition cost	46,516	43,908
Accumulated depreciation and amortization	(40,616)	(38,240)
Net book value	$ 5,900	$ 5,668

Other Current Assets

Other current assets consist of the following (in thousands):

	June 30,	
	2007	2006
VAT receivable and research tax credit receivable	$1,213	$ 1,504
Prepaid insurance	493	—
Prepaid rent	10	231
Advance billings by contract manufacturers	3,302	11,526
Prepaid expenses and other assets	698	2,212
	$5,716	$15,473

Warranties

In general, the Company provides a product warranty for one year from the date of shipment. The Company accrues for the estimated costs of product warranties during the period in which revenue is recognized. The Company estimates the costs of its warranty obligations based on its historical experience and expectation of future conditions. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, the Company's warranty costs will increase resulting in decreases to gross profit. Conversely, to the extent the Company experiences decreased warranty claim activity, or decreased costs associated with servicing those claims, our warranty costs will decrease, resulting in increases to gross profit. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company's product warranty accrual for fiscal 2007 and fiscal 2006 are as follows (in thousands):

	Years Ended June 30,	
	2007	2006
Balance at beginning of year	$ 1,799	$ 5,268
Accrual for sales during the year	1,334	1,826
Cost of warranty repair	(906)	(877)
Change in estimate and expiration for prior provisions	(1,354)	(4,418)
Balance at end of year	$ 873	$ 1,799

During fiscal 2006, the Company determined that the pattern for replacement as opposed to repair had shifted resulting in decreases to previous estimates for product warranty costs.

Other Accrued Expenses and Deferred Revenue

Other accrued expenses and deferred revenue consist of the following (in thousands):

	June 30,	
	2007	2006
Amounts accrued under escrow agreement	$2,700	—
Professional services	1,899	$1,668
Other accruals	1,196	942
Contingent liability	981	465
Taxes—sales, refunds and other taxes	843	667
Deferred revenue	508	270
Building deposits owed to third parties	439	455
Severance	230	—
Total	$8,796	$4,467

Note 6. Goodwill

SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) prescribes a two-step process for impairment testing of goodwill. The first step screens for impairment, while the second step, measures the impairment, if any. SFAS 142 requires impairment testing based on reporting units. Management believes that we operate in one segment, which we consider our sole reporting unit. Therefore, goodwill will continue to be tested for impairment at the enterprise level. The fair value of the enterprise, which was determined based on our current market capitalization, exceeded its carrying value, and goodwill was determined not to be impaired at June 30, 2007 and 2006. Goodwill at June 30, 2007 and 2006 was $9.4 million.

Note 7. Other Intangibles

The following table reflects the carrying amount of intangible assets at June 30, 2007 and June 30, 2006 (in thousands):

	Weighted-average Life, in Quarters	Net Carrying Amount, June 30, 2005	Less Fiscal 2006 Amortization	Net Carrying Amount, June 30, 2006	Less Fiscal 2007 Amortization	Net Carrying Amount, June 30, 2007
Purchased technology	21	$7,628	$(4,594)	$3,034	$(2,475)	$559
Supply agreement	15	677	(541)	136	(136)	—
Other	15	381	(305)	76	(76)	—
		$8,686	$(5,440)	$3,246	$(2,687)	$559

The future amortization of other intangible assets is as follows (in thousands):

	Amount to be Amortized
Fiscal Year	
2008	$559

Note 8. Related Party Transactions

One of the Company's directors was a senior vice president of MCI at June 30, 2005 and ceased to be an employee shortly thereafter. MCI accounted for less than 1% of our net revenue for the years ended June 30, 2007, 2006, and 2005, respectively.

On July 31, 2003, Alcatel was issued 28% of the Company's common stock and Corning was issued 17% of the Company's common stock in connection with the acquisitions of certain business of Alcatel and Corning. As of June 30, 2007, Alcatel and Corning owned shares representing 13% and zero percent, respectively, of the outstanding shares of Avanex common stock. As of June 30, 2006, Alcatel and Corning owned shares representing approximately 14% and zero percent, respectively, of the outstanding shares of Avanex common stock. The Company sells products to and purchases raw materials and components from Alcatel and Corning in the regular course of business. Additionally, Alcatel and Corning provided certain administrative and other transitional services to the Company.

Amounts sold to and purchased from related parties were as follows (in thousands):

	Year Ended June 30,		
	2007*	2006**	2005
Related party transactions			
Sales to related parties	$61,375	$43,890	$53,127
Purchases from/services provided to related parties in cost of revenue	491	2,726	10,202
Administrative and transitional services purchased from/provided to related parties; fiscal 2007 and 2006 amounts include facilities rent credits	615	951	5,891
Royalty income	—	190	483

* On November 30, 2006, the merger of Alcatel and Lucent was completed and the combined company was named "Alcatel Lucent." As a result, we have included both Alcatel and Lucent transactions in the related party disclosure beginning December 1, 2006.

** On December 31, 2005, Corning no longer owned shares in Avanex. As a result, we have only included transactions with Corning in the related party disclosure for the fiscal year of 2005 and 2006.

Amounts due from and due to related parties (in thousands):

	At June 30,		
	2007*	2006	2005
Due from related parties			
Total Receivables	$14,381	$10,404	$15,357
Receivables originating at date of acquisition of related parties, included in above	—	—	$ 1,710
Due to related parties	$ 2,144	$ 4,475	$ 1.549

* On November 30, 2006, the merger of Alcatel and Lucent was completed and the combined company was named "Alcatel Lucent." As a result, we have included both Alcatel and Lucent transactions in the related party disclosure beginning December 1, 2006.

Receivables due from related parties originating at the date of acquisition are amounts owed by Alcatel contractually payable to the Company subsequent to the original transaction.

Note 9. Commitments and Contingencies

Operating Leases

In September 1999 and April 2000, the Company entered into operating leases for its corporate headquarters and manufacturing facility. Upon the expiration of each lease in October 2009 and April 2010, the Company has an option to extend the respective lease term for an additional five-year period. In July 2004, the Company assumed certain operating leases in Europe in connection with its acquisitions. The Company also has an operating lease for certain facilities in Newark, California which the Company no longer occupies. The remaining lease obligation is included in accrued restructuring costs.

Future minimum lease payments under non-cancelable operating leases having initial terms in excess of one year as of June 30, 2007 are as follows (in thousands):

	Total Cash Obligation	Amount Included in Accrued Restructuring Liability	Sublease Payments	Future Expense
Years ending June 30,				
2008	$ 5,806	$ (2,837)	$ (998)	$1,971
2009	5,523	(2,976)	(676)	$1,871
2010	4,360	(2,969)	(511)	$ 880
2011	2,985	(2,324)	(79)	$ 582
2012	78	—	—	$ 78
Remaining years	78	—	—	$ 78
Total minimum lease payments	$18,830	$(11,106)	$(2,264)	$5,460

Amounts shown in the above table are net of sublease income. The Company's rental expense under operating leases was $2.5 million, $7.3 million and $7.5 million for the years ended June 30, 2007, 2006 and 2005, respectively.

Contingencies

On August 6, 2001, Avanex, certain of its officers and directors, and various underwriters in its initial public offering ("IPO") were named as defendants in a class action filed in the United States District Court for the Southern District of New York, captioned Beveridge v. Avanex Corporation et al., Civil Action No. 01-CV-7256. This action and other subsequently filed substantially similar class actions have been consolidated into In re Avanex Corp. Initial Public Offering Securities Litigation, Civil Action No. 01 Civ. 6890. The consolidated amended complaint in the action generally alleges that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in Avanex's IPO. Plaintiffs have brought claims for violation of several provisions of the federal securities laws against those underwriters, and also against Avanex and certain of its directors and officers, seeking unspecified damages on behalf of a purported class of purchasers of Avanex's common stock between February 3, 2000, and December 6, 2000. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 40 investment banks and 250 other companies. All of these "IPO allocation" securities class actions currently pending in the Southern District of New York have been assigned to Judge Shira A. Scheindlin for coordinated pretrial proceedings as In re Initial Public Offering Securities Litigation, 21 MC 92. On October 9, 2002, the claims against Avanex's directors and officers were dismissed without prejudice pursuant to a tolling agreement. The issuer defendants filed a coordinated motion to dismiss all common pleading issues, which the Court granted in part and denied in part in an order dated February 19, 2003. The Court's order did not dismiss the Section 10(b) or Section 11 claims against Avanex.

In June 2004, a stipulation of settlement and release of claims against the issuer defendants, including Avanex, was submitted to the Court for approval. On August 31, 2005, the Court preliminarily approved the settlement. In December 2006, the appellate court overturned the certification of classes in the six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceedings. Because class certification was a condition of the settlement, it was unlikely that the settlement would receive final Court approval. On June 25, 2007, the Court entered an order terminating the proposed settlement based upon a stipulation among the parties to the settlement. Plaintiffs have filed amended master allegations and amended complaints in the six focus cases. It is uncertain whether there will be any revised or future settlement. If a settlement does not occur, and litigation against Avanex continues, Avanex believes it has meritorious defenses and intends to defend the action vigorously. Nevertheless, an unfavorable result in litigation may result in substantial costs and may divert management's attention and resources, which could seriously harm our business, financial condition, results of operations or cash flow in a particular period.

In March 2007, the Company sold its subsidiary in France. Pursuant to the provisions of French bankruptcy law, in the event that Avanex France, now "3S Photonics," declares bankruptcy after such sale, we may be held liable, as "manager de facto" of 3S Photonics for the payment of all or part of the liabilities of 3S Photonics, should it appear that we committed mismanagement, which would have solely or partially led to the bankruptcy of 3S Photonics, and these liabilities could be significant. Such liability, if incurred, could have a material adverse effect on our business, results of operations, and financial condition. In addition, we agreed to indemnify the buyers of Avanex France generally for a period of up to two years in an amount generally not exceeding €5 million for breaches of certain representations, warranties and covenants relating to the condition of the business prior to, and at the time of sale, and approximately €2 million for other liabilities. As of June 30, 2007, the Company had accrued $2.7 million under Other Accrued Expenses for an escrow account related to the sale.

Note 10. Pension Benefit Plan

With the acquisition of the optical components business of Alcatel, Avanex assumed a defined benefit pension plan covering the employees in France. The benefit obligation recorded on acquisition (project benefit obligation) was actuarially determined. The Company has not funded any of the benefit obligation as of June 30, 2007 and 2006.

Adoption of SFAS No. 158

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)," requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its statement of financial position using prospective application. SFAS No. 158 also requires an employer to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

The Company adopted SFAS No. 158 in fiscal 2007. Upon adoption, the Company recorded an adjustment of $0.3 million to the ending balance of accumulated other comprehensive income for pension benefit plan.

The following table provides the incremental effect of applying SFAS No. 158 on the Consolidated Balance Sheets as of June 30, 2007 for the pension plan:

	Before Application of SFAS No. 158	Adjustments Due to SFAS No. 158	After Application of SFAS No. 158
		(In thousands)	
Pension liability	$ 560	$(335)	$ 225
Total liabilities	$63,253	$(335)	$62,918
Accumulated other comprehensive income (loss)	$ 729	$ 335	$ 1,064
Total shareholders' equity	$71,747	$ 335	$72,082

Pension Benefit Plan

The following table provides information about changes in the benefit obligation and amounts recognized on the Consolidated Balance Sheets and in accumulated other comprehensive income:

	Pension Benefits 2007	Pension Benefits 2006
	(In thousands)	
Change in benefit obligation:		
Beginning balance	$1,062	$ 2,871
Service cost	69	163
Interest cost	51	103
Actuarial loss (gain)	(9)	(2,075)
Curtailment/settlement	(998)	—
Exchange rate changes	50	—
Ending balance	$ 225	$ 1,062
Amounts recognized on the consolidated balance sheets consist of:		
Other long term obligations	$ 225	$ 2,682
Accumulated other comprehensive income	335	—
Net amount recognized	$ 560	$ 2,682
Amounts recognized in accumulated other comprehensive income consisted of:		
Net actuarial gain	$ 335	$ *
Net amount recognized	$ 335	$ *

* With the adoption of SFAS No. 158 at June 30, 2007, certain information for 2007 was not previously applicable.

Components of net periodic benefit cost for pension benefits were as follows:

	2007	2006
	(In thousands)	
Pension benefit:		
Service cost	$ 69	$163
Interest cost	51	103
Settlement associated with sale of subsidiary	(998)	—
Effect of settlement on actuarial gain	(1,371)	—
Amortization of unrecognized gain	—	(21)
Net periodic benefit (gain) cost	$(2,249)	$245

The estimated net actuarial gain for the pension plan that will be amortized from accumulated other comprehensive income in fiscal 2008 will be approximately $31,000.

Contributions and Estimated Future Benefit Payments

To date, the Company has made no contribution to its pension plan. The Company does not have significant statutory or contractual funding requirements for the qualified defined benefit plan.

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefit
	(In thousands)
Year	
2008	$—
2009	—
2010	—
2011	—
2012	—
2013 – 2017	135
Total	$185

Weighted Average Assumptions Used

Weighted average assumptions used to determine benefit obligations at June 30, 2007 and June 30, 2006 were as follows:

	Pension Benefits	
	2007	2006
Discount rate	4.65%	4.09%
Rate of compensation increase	2.5%	2.5%
Expected residual active life (in years)	9.3	12.0

Assumed discount rates are used in measurements of the projected, accumulated and vested benefit obligations and the service and interest cost components of net periodic pension cost. Management makes estimates of discount rates to reflect the rates at which the pension benefits could be effectively settled. In making those estimates, management evaluates rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

Note 11. Financing Arrangements

Other Long-term Obligations

Senior Convertible Notes

On May 19, 2005 the Company closed a private placement of $35 million of the Company's 8.0% senior secured convertible notes and warrants to purchase common stock. As described below, on November 8, 2005, certain terms of the May 2005 convertible note financing were amended pursuant to Amendment Agreements entered into between Avanex and each holder of such notes, and the Company issued amended and restated notes and amended and restated warrants. The original notes could be converted into shares of the Company's common stock at the option of the holder prior to the maturity of the notes on May 19, 2008. The conversion price of the original notes was $1.21, which represented a premium approximately 10% over the closing price of the Company's common stock on May 16, 2005. Subject to certain conditions, at any time after May 19, 2007, we could automatically convert all of the outstanding original notes into common stock if the weighted average price of the common stock of Avanex equals or exceeds 175% of the conversion price for a specified period. The original warrants provided holders with the right to purchase up to 8,677,689 shares of common stock and were exercisable during the three-year period ending May 19, 2008, at an exercise price of $1.5125 per share, which represented a premium of approximately 35% over the closing price of the Company's common stock on May 16, 2005. The conversion price of the original notes and the exercise price of the original warrants were each subject to adjustment upon specified events, including a broad-based anti-dilution provision that until October 27, 2005, contained a floor price of $1.1375 (subject to adjustment for stock splits, combinations or similar events). The floor price relating to the original notes and warrants was eliminated upon stockholder approval at the 2005 Annual Meeting of Stockholders on October 27, 2005. Our obligations under the original notes were secured by substantially all of our assets, substantially all of the assets of our domestic subsidiaries, and a pledge of 65% of the capital stock of our non-U.S. subsidiaries.

The Company applied the guidance from Emerging Issues Task Force ("EITF") Issue 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF Issue 00-27, "Application of Issue 98-5 to Certain Convertible Instruments" in accounting for the debentures, the accompanying warrants and the value of the conversion feature.

The Company assigned a relative fair value of $3.6 million and $31.4 million to the original warrants and original notes, respectively, by using a Black-Scholes model and assuming a historic volatility in the Company's stock price of 79.5% and a contractual term of three years for the life of the instrument. The relative fair value of the original warrants increased additional paid-in-capital on the balance sheet at June 30, 2005. Interest expense of $5.6 million was prepaid for two years and was recorded in other current assets and other assets. In addition, the Company capitalized $1.9 million related to issuance costs associated with the original notes to be amortized as interest expense over the term of the original notes. The Company reduced additional paid-in capital by $260,000 related to issuance costs associated with the original warrants.

Prior to registration in June 2005 of the shares of common stock that would be received upon exercise of the warrants, the Company accounted for the value of the warrants as a derivative which upon the registration of the shares, the Company realized a gain of $740,000 from the change in fair value of the derivative and reclassified the fair value of the warrants as debt discount, to be amortized as interest expense over the term of the convertible note.

On November 8, 2005, the Company and each note holder entered into a separate Amendment Agreement (each an "Amendment Agreement" and collectively Amendment Agreements"). Pursuant to each Amendment Agreement, each holder agreed to withdraw the purported default notice, if any, delivered by such holder. In addition the Company and each holder entered into a mutual release. The Company also agreed to pay to each holder a release amount which, in the aggregate, totaled $3.5 million.

In addition, pursuant to the Amendment Agreement, the company and each holder agreed to amend and restate such holder's note (the "Amended and Restated Notes") primarily to amend the conversion price to $0.90. The Amended and Restated Notes provide for adjustments for stock splits and similar events.

Pursuant to each Amendment Agreement, the Company and each holder also agreed to amend and restate such holder's Warrants (the "Amended and Restated Warrants"), primarily to amend the exercise price to $1.13 per share. The Amended and Restated Warrants provide for adjustments for stock splits and similar events.

Pursuant to each Amendment Agreement, the Company and each holder amended certain portions of the Registration Rights Agreement dated as of May 16, 2005. The Company on December 2, 2005 filed a registration statement on Form S-3 to cover the resale of the shares issued upon conversion of the Amended and Restated Notes and the Amended and Restated Warrants.

The modification of the convertible notes and attached warrants, as described in the Amended Agreement and the Amended and Restated Warrants, has been accounted for as a debt extinguishment and the issuance of new debt instrument, in accordance with EITF 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments". Accordingly, in connection with extinguishment of the original debt, the Company recognized a $4.5 million loss, comprised of $3.5 million paid to settle the note holders' alleged default claims, $575,000 of issuance costs and $450,000 from the increase in fair value from the modification of warrants (a reduction in the exercise price).

The modified notes were determined to have fair a value at November 8, 2005, as follows (in thousands):

Note principal	$35,000
Less:	
Unaccreted discount, issuance costs and prepaid interest	(8,662)
Embedded interest rate derivative	(248)
Fair value of modified convertible notes	$26,090

The Company assigned an increase in fair value of $450,000 to the Amended and Restated Warrants by using a Black-Scholes model and assuming a historic volatility in the Company's stock price of 79.5%, a risk-free interest rate of 4.42% and a contractual term of 2.5 years for the remaining life of the instrument. The fair value of the Amended and Restated Warrants increased additional paid-in-capital on the balance sheet at December 31, 2005 and was included in the $4.5 million loss incurred in the convertible notes modification during the quarter ended December 31, 2005.

During the fiscal 2006 the amortization of prepaid interest, accretion of notes discount and the increase in the valuation of the warrants prior to their registration totaled $3.8 million. Unaccreted discount was $1.0 million at June 30, 2006.

During fiscal 2006, holders of $29.5 million of the outstanding Amended and Restated Notes converted to common stock. At June 30, 2006, the notes balance was $5.5 million at face value, and $4.6 million net of unaccreted discount.

During fiscal 2007, holders of the remaining $5.5 million of the Amended and Restated Notes converted to common stock. Accordingly, as of June 30, 2007, the Company does not have any outstanding Notes.

Other Long-term Obligations and Other

In January 2004, the Company entered into an installment payment agreement with a financial institution whereby the financial institution agreed to loan to the Company an aggregate principal amount of $865,000 to finance the acquisition of SAP software, which was collateral for the outstanding loan under the agreement. The outstanding balance on the loan was fully repaid in January 2006.

The Company leases certain equipment and other fixed assets under capital lease agreements. The assets and liabilities under the capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease. Assets under capital leases are amortized over the shorter of the lease term or useful life of the assets. At June 30, 2006, capital lease obligations amounted to $823,000 at an interest rate of 7.7% with maturity in fiscal 2007. At June 30, 2007, the Company had minimal capital lease obligations.

The Company's facilities in Nozay, France are leased from Alcatel. When the Company acquired the business of Alcatel Optronics in August 2003, certain of the Nozay facilities leases were accounted for as capital leases. In October 2005, the Company and Alcatel agreed to revised lease terms, which provided the following benefits to Avanex: approximately $6.6 million in rent credits to be received in a combination of cash and free rent; allowance for Avanex to exit unneeded space and obtain early termination of leases; and funding by Alcatel of Avanex's relocation and environmental remediation costs. Due to the related party relationship with Alcatel, and the Company's obligation to continue lease facilities from Alcatel through 2012, the $5.3 million Nozay facilities capital lease liability at October 1, 2005 is being recognized as a reduction of rent over the remaining lease period, which will end in 2012. Accordingly, we reclassified the remaining capital lease liability to other long-term liabilities at December 31, 2005. However, with the sale of our subsidiary in France, this liability ceased to exist as of June 30, 2007.

Capital Lease Obligations

Payments due under capital lease agreements for equipment as of June 30, 2007 are as follows (in thousands):

	Total Cash Obligation
Year ending June 30, 2008	$12
Less: Amounts representing interest	(3)
Present value of net minimum lease payments	$ 9

Note 12. Stockholders' Equity

Securities Purchase Agreements

On March 6, 2006, the Company entered into a Securities Purchase Agreement with certain buyers who were parties to the agreement for the sale of 24.1 million registered shares of common stock at a price per share of $2.00 for an aggregate purchase price of approximately $48.1 million. The investors also received warrants to purchase up to an aggregate of 7.2 million shares of common stock at an exercise price of $2.73 per share, subject to adjustment for antidilution, exercisable on and after September 9, 2006 and on or before March 9, 2010.

The number of shares deliverable upon exercise of the warrants and the exercise price of the warrants are each subject to adjustment whenever we issue or sell certain of our equity securities for a consideration per share less than a price equal to the applicable exercise price of the warrants. In connection with the Company's March 1, 2007 financing, the holders of such warrants received an antidilution adjustment pursuant to the terms of such warrants resulting in up to 117,221 additional shares being issued upon the exercise of such warrants and the reduction of the exercise price of the warrants from $2.73 per share to $2.68 per share. The sale of common stock and issuance of the warrants was made pursuant to an effective registration statement on Form S-3.

The net proceeds from the sale of the shares of common stock were $44.7 million, after deducting a placement fee and the Company's offering expenses. In addition, if the warrants issued to the Investors are exercised in full for cash, the Company will receive an additional $18.5 million in net proceeds.

On March 1, 2007, the Company entered into a Securities Purchase Agreement with an accredited institutional investor, for the sale of 10,795,056 shares of common stock of Avanex at a price per share of $1.8527 for an aggregate purchase price of $20 million. The financing closed on March 1, 2007. In connection with the financing and pursuant to the Agreement, the investor received a warrant to purchase up to an additional 2,698,764 shares of common stock. The warrant is exercisable at an exercise price of $2.1452 per share and for a term starting March 31, 2007 and ending March 1, 2011.

Shares Reserved

Common stock reserved for future issuance is as follows:

	June 30, 2007
Stock Option:	
Options outstanding	13,312,450
Restricted stock units outstanding	4,206,895
Reserved for future grants	17,319,865
Employee stock purchase plan	2,353,272
Warrants	18,036,509
Total shares reserved for future issuance	55,228,991

Note 13. Stock-based Compensation

Stock Option and Stock Rights Plans

The Company adopted the 1998 Stock Plan, which has been amended (the "Option Plan"), under which officers, employees, directors, and consultants may be granted options to purchase shares of the Company's common stock. The Option Plan permits options to be granted at an exercise price of not less than the fair value on the date of grant as determined by the Board of Directors. Options are generally granted with ten-year terms and four-year vesting periods.

The authorized shares under the Option Plan automatically increase each July 1 by an amount equal to the lesser of (i) 6,000,000 shares, (ii) 4.9% of the Company's outstanding shares, or (iii) a smaller amount determined by the Company's Board of Directors. A total of 16,208,251 shares of the Company's common stock have been reserved for future issuance under the Option Plan as of June 30, 2007.

The Option Plan also permits the Company to grant restricted stock units to employees. During fiscal 2007, the Company granted restricted stock units to employees that vest over periods of two to four years.

In January 2000, the Company adopted the 1999 Director Option Plan, which has been amended (the "Director Plan"). Non-employee directors are entitled to participate in the Director Plan. The Director Plan generally provides for an automatic initial grant of an option to purchase 80,000 shares of Avanex common stock to each non-employee director on the date when a person first becomes a non-employee director. Each initial option grant will vest as to 25% of the shares subject to the option on each anniversary of its date of grant. After each initial option grant, each non-employee director will automatically be granted an option to purchase 20,000 shares Avanex common stock each year on the date of the Company's annual stockholder's meeting. These options will vest and become fully exercisable on the anniversary of the date of grant. Option grants generally have a term of 10 years. The exercise price of all options will be the fair market value per share of Avanex common stock on the date of grant. After the initial grant, each non-employee director will automatically be granted 10,000 Restricted Stock Units each year on the date of the Company's annual stockholders' meeting. The Restricted Stock Unit grants will fully vest and become 100% payable on the anniversary of the date of grant.

The Director Plan also provides for automatic annual increases each July 1, by an amount equal to the lesser of (i) 150,000 shares, (ii) 0.25% of the outstanding shares on that date, or (iii) a smaller amount determined by the Company's Board of Directors. A total of 1.2 million shares of the Company's common stock have been reserved for future issuance under the Director Plan as of June 30, 2007.

Determining Fair Value

Valuation and amortization method—The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term—The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and is determined based on the Staff Accounting Bulletin 107 simplified method.

Expected Volatility—The Company's volatility factor is estimated using the Company's stock price history.

Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input. The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends in the future.

Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term. Where the expected term of the Company's stock-based awards does not correspond with the terms for which interest rates are quoted, the Company performs a straight-line interpolation to determine the rate from the available term maturities.

Fair Value—Fair value of the Company's stock options granted to employees for the years ended June 30, 2007 and 2006 was estimated using the following weighted-average assumptions:

	Year Ended June 30,	
	2007	2006
Option Plan Shares:		
Expected term (in years)	6.25	6.25
Volatility	77%	80%
Expected dividend	0%	0%
Risk-free interest rate	4.70%	4.63%
Weighted-average fair value	$1.24	$1.72
ESPP Shares:		
Expected term (in years)	1.00	1.00
Volatility	79.0%	79.5%
Expected dividend	0%	0%
Risk-free interest rate	4.93%	4.31%
Weighted-average fair value	$0.94	$1.93

Stock Compensation Expense

Under the provisions of SFAS 123(R), we recorded $7.1 million and $4.5 million of stock compensation expense in our consolidated statement of operations for the years ended June 30, 2007 and 2006, respectively.

At June 30, 2007, the total compensation cost related to unvested stock-based awards granted to employees under the Company's stock option plans but not yet recognized was approximately $14.3 million, net of estimated forfeitures of $3.8 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 3.1 years and will be adjusted for subsequent changes in estimated forfeitures.

The amortization of stock compensation under SFAS 123(R) for the years ended June 30, 2007 and 2006 is based on the single-option approach.

Stock Option Activity

The Company issues new shares of common stock upon exercise of stock options. The following is a summary of option activity for Avanex's stock option plans since our adoption of SFAS 123(R):

	Number of Shares	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term in Years	Aggregate Intrinsic Value, in thousands
Outstanding at July 1, 2005	19,650,917	$5.08		
Granted	2,675,455	$1.76		
Exercised	(1,567,288)	$1.34		
Forfeitures and cancellations	(8,070,743)	$5.07	—	—
Outstanding at July 1, 2006	12,688,341	$4.83	7.6	$1,986
Granted	3,423,000	$1.72		
Exercised	(355,459)	$1.03		
Forfeitures and cancellations	(2,443,432)	$4.56	—	—
Outstanding at June 30, 2007	13,312,450	$4.20	6.6	$1,889
Vested and expected to vest at June 30, 2007	11,887,273	$4.50	6.3	$1,569
Exercisable at June 30, 2007	8,372,025	$5.65	5.3	$ 890

Range of Exercise Prices	Number of Options Outstanding As of June 30, 2007	Average Remaining Contractual Term in Years	Weighted Average Exercise Price	Number Exercisable As of June 30, 2007	Weighted Average Exercise Price
$ 0.39 – $ 1.06	1,511,762	6.77	$ 0.95	901,562	$ 0.92
$ 1.07 – $ 1.59	766,092	8.55	$ 1.38	174,648	$ 1.25
$ 1.64 – $ 1.64	1,550,000	9.33	$ 1.64	0	$ —
$ 1.70 – $ 1.98	1,418,350	8.08	$ 1.81	240,793	$ 1.94
$ 2.06 – $ 2.19	1,594,884	7.24	$ 2.17	1,045,592	$ 2.19
$ 2.33 – $ 2.88	1,504,470	7.39	$ 2.65	1,119,416	$ 2.62
$ 2.95 – $ 3.95	2,049,509	6.02	$ 3.61	1,972,631	$ 3.63
$ 4.00 – $ 4.90	2,018,638	3.26	$ 4.62	2,018,638	$ 4.62
$ 4.99 – $115.81	866,745	3.58	$ 22.68	866,745	$ 22.68
$139.25 – $139.25	32,000	2.10	$138.25	32,000	$139.25
	13,312,450	6.57	$ 4.20	8,372,025	$ 5.65

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for the 4.5 million options that were in-the-money at June 30, 2007. During the years ended June 30, 2007 and 2006, the aggregate intrinsic value of options exercised under the Company's stock option plans was $338,000 and $915,000, respectively. Intrinsic value was determined as of the date of option exercise.

Under the Option Plan, the Company may also grant share purchase rights either alone, in addition to, or in tandem with other awards granted under the Option Plan and/or cash awards granted outside the Option Plan. Exercise of these share purchase rights are made pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. These provisions may give the Company the right to repurchase the shares at the original sales price. This right expires at a rate determined by the Board of Directors, generally at a rate of 25% after one year and 1/48 per month thereafter. There were 27,000 share purchase rights issued in the year ended June 30, 2006, and there were no share purchase rights issued in the years ended June 30, 2007 and 2005. As of June 30, 2007, 2006 and 2005, no shares were subject to repurchase.

The weighted-average fair value of stock options granted during fiscal 2007, 2006 and 2005 were $1.24, $1.47 and $1.84, respectively.

For the year ended June 30, 2005, the Company recorded amortization (recovery) of deferred stock compensation of $243,000. At June 30, 2005, the Company had $353,000 of remaining unamortized deferred compensation, which was reclassified as a reduction of our additional paid-in-capital upon the adoption of SFAS 123(R) on July 1, 2005.

On June 28, 2005, the Company's Board of Directors approved the acceleration of vesting of certain unvested and "out-of-the-money" stock options with exercise prices equal to or greater than $2.60 per share previously awarded to its employees, including its executive officers, under Avanex's 1998 Stock Plan. The acceleration of vesting was effective for stock options outstanding as of June 28, 2005. Options to purchase approximately 5.9 million shares of common stock or 38% of Avanex's outstanding unvested options (of which options to purchase approximately 5.5 million shares or 44% of Avanex's outstanding unvested options are held by executive officers) were subject to the acceleration. The weighted average exercise price of the options subject to the acceleration was $3.56.

Restricted Stock Unit Activity

The Company issues new shares of common stock upon the vesting of restricted stock units. The following is a summary of option activity for Avanex's stock option plans since our adoption of SFAS 123(R):

	Number of Shares	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term in Years	Aggregate Intrinsic Value, in thousands
Outstanding at July 1, 2005	—			
Awarded	5,899,956	$0.001		
Released	(1,130,487)	$0.001		
Forfeitures and cancellations	(703,467)	$0.001		
Outstanding at July 1, 2006	4,066,002	$0.001	2.5	$7,154
Awarded	3,206,662	$0.001		
Released	(2,281,967)	$0.001		
Forfeitures and cancellations	(783,802)	$0.001		
Outstanding at June 30, 2007	4,206,895	$0.001	1.3	$7,575
Vested and expected to vest at June 30, 2007	3,303,782	$0.001	1.2	$5,944

The aggregate intrinsic value is calculated as the difference between the exercise price of the shares and the quoted price of the Company's common stock for the 4.2 million of outstanding restricted stock shares at June 30, 2007, all of which were in-the-money. During the years ended June 30, 2007 and 2006, the aggregate intrinsic value of restricted stock units vested under the Company's stock option plans was $4.1 million and $2.8 million, respectively. Intrinsic value was determined as of the date of restricted stock unit release.

1999 Employee Stock Purchase Plan ("ESPP")

In January 2000, the Company adopted the 1999 Employee Stock Purchase Plan (the "Stock Purchase Plan") for its employees. The Stock Purchase Plan permits participants to purchase the Company's common stock through payroll deductions of up to 10% of the participant's compensation. The maximum number of shares a participant may purchase during each offering period is 3,000 shares. The price of common stock purchases will be 85% of the lower of the fair market value at the beginning of the offering period and the ending of the offering period.

The Stock Purchase Plan provides for automatic annual increases each July 1, to shares reserved for issuance by an amount equal to the lesser of (i) 750,000 shares, (ii) 1% of the outstanding shares on that date, or (iii) a smaller amount determined by the Company's Board of Directors. A total of 2,353,272 shares of the Company's common stock have been reserved for future issuance under the Stock Purchase Plan as of June 30, 2007.

Employee Stock Purchase Plan Information

In connection with our ESPP, the following shares were issued during the years ended June 30, 2007, 2006 and 2005:

	Year Ended June 30,		
	2007	2006	2005
Number of shares issued	427,355	588,431	986,123
Weighted-average purchase price	$ 0.86	$ 0.80	$ 1.22

During the years ended June 30, 2007 and 2006, the aggregate intrinsic value of options exercised under the Company's ESPP was $326,000 and $143,000, respectively.

Note 14. Income Taxes

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted laws and rates applicable to periods in which the taxes become payable.

The domestic and foreign components of loss before provision for income taxes were as follows (in thousands):

	Year Ended June 30,		
	2007	2006	2005
Domestic	$(22,282)	$(46,678)	$ (48,531)
Foreign	(7,931)	(8,012)	(59,840)
Total	$(30,213)	$(54,690)	$(108,371)

The reconciliation of income tax expenses (benefit) at the statutory federal income tax rate of 34% to net income tax benefit included in the statement of operations for the years ended June 30, 2007 and 2006 are as follows (in thousands):

	Year Ended June 30,		
	2007	2006	2005
U.S. Fed taxes (benefit) at statutory rate	$(10,272)	$(18,595)	$(36,846)
Foreign Loss not Benefited	2,544	2,712	18,912
PY income Trueup—VA	96	12,426	—
Expiring NOL's	215	—	—
R&D credit	—	—	(524)
Change in valuation allowance	7,947	2,868	19,891
Other	(65)	589	(1,433)
TOTAL	$ 465	$ —	$ —

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryovers and the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

	June 30,		
	2007	2006	2005
Deferred Tax Assets:			
NOL's	$ 94,252	$ 153,194	$ 148,960
Tax credit carryforwards	5,646	5,076	5,047
Inventory Reserves	10,515	9,993	8,715
Restructuring charges	4,029	4,845	7,080
Other	9,490	5,965	6,852
Intangibles	2,332	822	(445)
Total Deferred Tax Assets	126,264	179,895	176,209
Valuation Allowance	(126,264)	(179,895)	(176,209)
Net Deferred Tax Assets	$ —	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance (decreased) increased by ($53.6) million and $3.7 million during June 30, 2007 and June 30, 2006, respectively.

As of June 30, 2007, the Company had net operating loss carry forwards for federal income tax purposes of approximately $298.9 million which expire in the years 2012 through 2027 and federal research and development tax credits of approximately $5.7 million. The Company also had state net operating loss carry forwards of approximately $136.7 million, which expire in the years 2008 through 2016 and state research and development tax credits of approximately $6.9 million.

Utilization of the net operating losses may be subject to substantial annual limitation due to federal and state ownership limitations. The annual limitation could result in the expiration of the net operating losses before utilization.

The Company sold a 90% interest in Avanex France, its subsidiary in France, during fiscal 2007. As of June 30, 2006, Avanex France had $192 million of net operating losses, with a full valuation allowance. As a result of this transaction, the company wrote-off Avanex France's net operating losses from its deferred tax assets. As a result of this write-off, the valuation allowance decreased by $64 million as the $192 million was tax effected at a tax rate of 33.33%.

Note 15. Market Sales, Export Sales, Significant Customers, and Concentration of Supply

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers.

The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews the Company's financial information presented on a consolidated basis substantially similar to the accompanying consolidated financial statements. Therefore, the Company has concluded that it operates in one segment, to manufacture and market photonic processors, and accordingly has provided only the required enterprise wide disclosures. The Company has adopted a matrix management organizational structure, whereby management of worldwide activities is on a functional basis.

Customers who represented 10% or more of our net revenue or accounts receivable were as follows:

	Percentage of Net Revenue			Percent of Accounts Receivable at June 30,	
	2007	2006	2005	2007	2006
Company A	29%	27%	34%	24%	28%
Company B	17%	*	*	10%	*
Company C	*	11%	*	*	*
	46%	38%	34%	34%	28%

* less than 10%

Revenues by geographical area were as follows (in thousands):

	Year Ended June 30,		
	2007	2006	2005
Americas	$ 95,189	$ 75,889	$ 61,973
Europe	84,126	67,151	63,947
Asia-Pac	33,440	19,904	34,775
Total	**$212,755**	**$162,944**	**$160,695**

Long-lived assets by geographical area were as follows (in thousands):

	Year Ended June 30,	
	2007	2006
U.S.	$3,949	$3,888
Non-U.S.	1,951	1,780
	$5,900	$5,668

Note 16. Subsequent Event

On July 2, 2007, the Company entered into an Asset Purchase and Sale Agreement (the "Agreement") with Essex Corporation ("Essex"), a subsidiary of Northrop Grumman Space and Mission Systems Corporation. Pursuant to the Agreement, the Company acquired the assets relating to the MSA 300-pin transponder and XFP transceiver businesses of the Commercial Communication Products Division of Essex, in exchange for $2.0 million in cash (the "Transaction"). The Agreement contains representations, warranties, covenants and indemnification provisions typical for a transaction of this kind. The Transaction closed on July 2, 2007.

Note 17. Quarterly Financial Data (Unaudited)

	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	Jun. 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005
	(In thousands except per share data) (Unaudited)							
Consolidated Statement of Operations Data:								
Net revenue	$ 51,098	$ 55,143	$ 55,623	$ 50,891	$ 45,458	$ 40,128	$ 36,125	$ 41,233
Cost of revenue	38,999	44,845	45,127	45,579	43,685	38,485	33,207	39,107
Gross loss	12,099	10,298	10,496	5,312	1,773	1,643	2,918	2,126
Operating expenses:								
Research and development	7,511	6,263	5,832	5,625	5,703	5,189	5,452	7,127
Sales and marketing	3,779	4,043	3,891	3,548	3,677	2,988	2,783	3,788
General and administrative	3,469	5,083	9,075	5,651	3,346	4,191	3,841	5,274
Amortization of intangibles	664	531	656	852	912	1,386	1,385	1,765
Restructuring costs (recovery)	(17)	1,155	436	(63)	(1,225)	155	2,942	40
(Gain)/loss on disposal of property and equipment	(484)	5	(28)	(20)	(1,810)	(2,486)	(775)	7
Loss on sale of subsidiary	3,216	—	—	—	—	—	—	—
Total operating expenses	18,138	17,080	19,862	15,593	10,603	11,423	15,628	18,001
Loss from operations	(6,039)	(6,782)	(9,366)	(10,281)	(8,830)	(9,780)	(12,710)	(15,875)
Interest and other (expense) income, net	818	129	813	567	(229)	(387)	(5,833)	(1,048)
Loss before income taxes	(5,221)	(6,653)	(8,553)	(9,714)	(9,059)	(10,167)	(18,543)	(16,923)
Provision for income taxes	(464)	—	—	—	—	—	—	—
Net loss	$ (5,685)	$ (6,653)	$ (8,553)	$ (9,714)	$ (9,059)	$ (10,167)	$ (18,543)	$ (16,923)
Basic and diluted net loss per common share	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.05)	$ (0.04)	$ (0.06)	$ (0.13)	$ (0.12)
Basic and diluted shares outstanding	225,668	214,034	206,873	205,389	204,040	158,246	145,501	145,182

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of June 30, 2007. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2007 because of the material weakness discussed below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2007. In making this assessment, management used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment identified the following material weakness that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected:

> Controls over judgmental and complex processes and transactions were inadequate resulting in insufficient control over financial reporting.

Because of the weakness described above, management's assessment is a conclusion that, as of June 30, 2007, our internal control over financial reporting was not effective based on the COSO criteria. Deloitte & Touche LLP, an independent registered public accounting firm, audited management's assessment of the effectiveness of our internal control over financial reporting. Deloitte & Touche LLP issued an audit report thereon, which is included herein.

Our management is treating the outstanding material weakness, as well as the control environment, seriously and intends to implement the following actions to remediate the deficiencies:

> Evaluation of and revision as needed, of calculations used in the preparation of accounts receivable, warranty, and excess and obsolete inventory reserves that fully consider the impact of changing trends in our revenues, outstanding AR balances and excess and obsolete inventory movement, and increased supervision and review over other judgmental and complex processes and transactions.

These actions are part of an overall program that management is implementing during the fiscal year ending June 30, 2008.

Changes in Internal Control over Financial Reporting During the Fiscal Quarter Ended June 30, 2007

During the fiscal quarter ended June 30, 2007, there were no changes in our internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting, other than the weakness noted above.

ITEM 9B. OTHER INFORMATION

Not applicable.

REPORT OF DELOITTE & TOUCHE LLP
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Avanex Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Avanex Corporation and subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of June 30, 2007, because of the effect of the material weakness identified in management's assessment based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: controls over judgmental and complex processes and transactions were inadequate and led to a lack of control over the Company's closing and reporting process. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended June 30, 2007, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on the criteria established in

Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria the Company has not maintained effective internal control over financial reporting as of June 30, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended June 30, 2007 of the Company and our report dated September 4, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the change in the Company's method of accounting for defined benefit pension and other postretirement plans upon the adoption of Financial Accounting Standards Board ("FASB") Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)* as described in Note 10 to the consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
September 4, 2007

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item concerning our directors, compliance with Section 16 of the Securities and Exchange Act of 1934, our code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer and our Audit Committee is incorporated by reference to the information set forth in the sections entitled "Proposal One—Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our Proxy Statement for our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of our fiscal year (the "Proxy Statement"). Information regarding the Registrant's executive officers is set forth at the end of Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference to the information set forth under the caption "Executive Compensation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference to the information set forth under the sections entitled "Security Ownership of Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference to the information set forth under the caption "Certain Relationships and Related Transactions" and "Corporate Governance" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference to the section entitled "Ratification of Appointment of Independent Registered Public Accounting Firm—Accounting Fees" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. *Financial Statements*: See Index to Consolidated Financial Statements under Part II, Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedule*: The following financial statement schedule of Avanex, Inc., for the fiscal years ended June 30, 2007, 2006 and 2005, is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements of Avanex, Inc.

Schedule II Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits*: See Item 15(b) below. We have filed, or incorporated into this Annual Report by reference, the exhibits listed on the accompanying Exhibits Index immediately following the signature page of this Form 10-K.

(b) Exhibits:

We have filed, or incorporated into this Annual Report by reference, the exhibits listed on the accompanying Exhibits Index immediately following the signature page of this Form 10-K.

(c) Financial Statement Schedules: See Item 15(a), above.

ITEM 15(A)(2) FINANCIAL STATEMENT SCHEDULE II

Schedule II—Valuation and Qualifying Accounts

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions (1)	Balance at End of Year
	(amounts in thousands)			
Allowance for doubtful accounts				
Year ended June 30, 2005	$1,483,000	$ 573,000	$64,000	$1,992,000
Year ended June 30, 2006	$1,992,000	$(1,992,000)	$ —	$ —
Year ended June 30, 2007	$ —	$ —	$ —	$ —

(1) Deductions represent uncollectible accounts written off, net of recoveries.

All other schedules have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

AVANEX CORPORATION
(Registrant)

By: /s/ JO S. MAJOR, JR.

Jo S. Major, Jr.
President, Chief Executive Officer and Chairman of the Board of Directors (Duly Authorized Officer and Principal Executive Officer)

Date: September 6, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jo S. Major, Jr. and Marla Sanchez, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JO S. MAJOR, JR. **Jo S. Major, Jr.**	President, Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	September 6, 2007
/s/ MARLA SANCHEZ **Marla Sanchez**	Senior Vice President and Chief Financial Officer (principal financial officer)	September 6, 2007
/s/ VINTON CERF **Vinton Cerf**	Director	September 6, 2007
/s/ GREG DOUGHERTY **Greg Dougherty**	Director	September 6, 2007
/s/ JOEL A. SMITH III **Joel A. Smith III**	Director	September 6, 2007
/s/ SUSAN WANG **Susan Wang**	Director	September 6, 2007

EXHIBIT INDEX

Exhibit Number	Description
2.1	Share Purchase Agreement, dated February 28, 2007, by and among Avanex Corporation, Global Research Company and Mr. Didier Sauvage *(incorporated herein by reference to Exhibit 2.1 of Avanex's Current Report on Form 8-K, filed on March 2, 2007)*.
2.2	Asset Purchase and Sale Agreement, dated July 2, 2007, between the Registrant and Essex Corporation *(filed herewith)*.
3.1	Certificate of Incorporation of the Registrant, as amended to date *(which is incorporated herein by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q filed on May 16, 2000)*.
3.2	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Avanex Corporation *(which is incorporated herein by reference to Exhibit 3.4 of the Registrant's Form 8-A filed on August 24, 2001)*.
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation *(which is incorporated herein by reference to Exhibit 3.3 to the Registrant's Registration Statement on Form S-3 filed on March 30, 2007)*.
3.4	Bylaws of the Registrant *(which are incorporated herein by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2006)*.
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.
4.2	Specimen Common Stock Certificate *(which is incorporated herein by reference to Exhibit 4.1 of the Registrant's Amendment No. 2 to Registration Statement No. 333-92097 on Form S-1 filed on January 14, 2000)*.
4.3	Preferred Stock Rights Agreement dated July 26, 2001, between the Registrant and EquiServe Trust Company, N. A. *(which is incorporated herein by reference to Exhibit 4.5 of the Registrant's Form 8-A filed on August 24, 2001)*.
4.4	First Amendment to the Preferred Stock Rights Agreement dated March 18, 2002, between the Registrant and EquiServe Trust Company, N. A. *(which is incorporated herein by reference to Exhibit 4.2 of the Registrant's Form 8-A/A filed on March 28, 2002)*.
4.5	Second Amendment to the Preferred Stock Rights Agreement dated May 12, 2003, between the Registrant and EquiServe Trust Company, N. A. *(which is incorporated herein by reference to Exhibit 4.3 of the Registrant's Form 8-A/A filed on May 30, 2003)*.
4.6	Third Amendment to the Preferred Stock Rights Agreement dated May 16, 2005, between the Registrant and EquiServe Trust Company, N. A. *(which is incorporated herein by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed on May 17, 2005)*.
4.7	Fourth Amendment to the Preferred Stock Rights Agreement, dated March 6, 2006 between the Registrant and Computershare Trust Company, N.A., formerly known as EquiServe Trust Company, N.A. *(which is incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed March 7, 2006)*.
4.8	Form of Amended and Restated Warrants *(which is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed November 9, 2005)*.
4.9	Description of Amendment of Amended and Restated Warrants *(which is incorporated herein by reference to Item 1.01 to the Registrant's Current Report on Form 8-K filed February 8, 2006)*.
4.10	Form of Warrant *(which is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed March 7, 2006)*.
4.11	Description of Amendment to Warrants *(which is incorporated herein by reference to Exhibit 1.01 to the Registrant's Current Report on Form 8-K filed on November 9, 2006)*.

Exhibit Number	Description
4.12	Warrant to Purchase Common Stock, dated March 1, 2007 *(which is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 2, 2007).*
4.13	Registration Rights Agreement, dated May 16, 2005, between the Registrant and the buyers named therein *(which is incorporated herein by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed May 17, 2005).*
4.14	Registration Rights Agreement, dated March 1, 2007 *(which is incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on March 2, 2007).*
10.1*	Form of Indemnification Agreement between Registrant and each of its directors and officers *(which is incorporated herein by reference to Exhibit 10.1 of the Registrant's Registration Statement No. 333-92027 on Form S-1 filed on December 3, 1999).*
10.2*	1998 Stock Plan, as amended and restated *(which is incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed November 2, 2005).*
10.3*	Forms of agreement under 1998 Stock Plan, as amended *(which is incorporated herein by reference to Exhibit 10.2 of the Registrant's Amendment No. 2 to Registration Statement No. 333-92097 on Form S-1 filed on January 14, 2000).*
10.4*	1999 Employee Stock Purchase Plan, as amended *(which is incorporated herein by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 filed on September 17, 2002).*
10.5*	1999 Director Option Plan, as amended *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 9, 2006).*
10.6*	Form of Restricted Stock Purchase Agreement between the Registrant certain of its executive officers *(which is incorporated herein by reference to Exhibit 10.8 of the Registrant's Registration Statement No. 333-92027 on Form S-1 filed on December 3, 1999).*
10.7*	Form of Restricted Stock Purchase Agreement between the Registrant and certain of its directors *(which is incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on November 14, 2005).*
10.8*	Form of stock option agreement between the Registrant and certain of its executive officers *(which is incorporated herein by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10-K filed on September 20, 2002).*
10.9*	Form of stock option agreement between the Registrant and certain of its executive officers *(which is incorporated herein by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K filed on September 26, 2003).*
10.10*	Forms of stock option agreements between the Registrant and certain of its directors *(which are incorporated herein by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K filed on September 20, 2002).*
10.11*	Forms of stock option agreements between the Registrant and certain of its directors *(which are incorporated herein by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K filed on September 26, 2003).*
10.12*	Form of stock option agreement between the Registrant and certain of its executive officers *(which is incorporated herein by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q filed on February 9, 2005).*
10.13*	Form of Restricted Stock Unit Agreement between the Registrant and certain of its employees *(incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 4, 2006).*

Exhibit Number	Description
10.14*	Form of Restricted Stock Unit Agreement between the Registrant and certain of its executive officers *(incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed January 4, 2006).*
10.15*	Form of Restricted Stock Unit Agreement between the Registrant and certain of its executive officers *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 8, 2006).*
10.16*	Employment Agreement between Jo. S. Major Jr. and the Registrant dated August 18, 2004 *(which is incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2004).*
10.17*	Amendment No. 1 to Employment Agreement between Jo. S. Major Jr. and the Registrant dated November 1, 2004 *(which is incorporated herein by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2004).*
10.18*	Offer of Employment between Cal Hoagland and the Registrant dated March 24, 2006 *(which is incorporation herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on May 10, 2006).*
10.19*	Offer of Employment between Marla Sanchez and the Registrant dated October 25, 2006 *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on February 7, 2007).*
10.20*	Offer of Employment between Patrick Edsell and the Registrant dated January 19, 2007 *(filed herewith).*
10.21*	Offer of Employment between Yves LeMaitre and the Registrant dated May 25, 2005 *(which is incorporated herein by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K filed on September 28, 2005).*
10.22*	Offer of Employment between Tony Riley and the Registrant dated September 20, 2005 *(which is incorporated herein by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K filed on September 28, 2005).*
10.23*	Offer of Employment between Bradley Kolb and the Registrant dated February 24, 2006 *(which is incorporated herein by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K filed on September 28, 2006).*
10.24*	Form of Restricted Stock Unit Agreement Under 1999 Director Option Plan *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 16, 2006).*
10.25*	Form of Restricted Stock Unit Agreement Under 1999 Director Option Plan *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 16, 2006).*
10.26*	Description of Fiscal 2007 Employee Bonus Program *(which is incorporated herein by reference to Item 1.01 of the Registrant's Current Report on Form 8-K filed on February 22, 2007).*
10.27*	Description of Severance Policy *(which is incorporated herein by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K filed on September 28, 2005).*
10.28	Lease between the Registrant and Stevenson Business Park LLC for Building B of 40919 Encyclopedia Circle, Fremont, California dated September 8, 1999 *(which is incorporated herein by reference to Exhibit 10.25 of the Registrant's Registration Statement No. 333-92027 on Form S-1 filed on December 3, 1999).*

Exhibit Number	Description
10.29	Lease Agreement between Stevenson Business Park, LLC and the Registrant for Building C of 40919 Encyclopedia Circle, Fremont, California dated March 1, 2000 *(which is incorporated herein by reference to Exhibit 10.38 of the Registrant's Quarterly Report on Form 10-Q filed on May 16, 2000).*
10.30	Lease Agreement between GAL-LPC Stevenson Boulevard, LP and the Registrant for Buildings A and E of 39611 and 39630 Eureka Boulevard, Newark, California dated August 9, 2000 *(which is incorporated herein by reference to Exhibit 10.35 of the Registrant's Quarterly Report on Form 10-Q filed on November 15, 2000).*
10.31	Stockholders' Agreement between Avanex Corporation, Alcatel and Corning Incorporation dated July 31, 2003 *(which is incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on November 14, 2003).*
10.32†	Intellectual Property Rights Agreement between Corning Incorporated and Avanex Corporation Relating to Photonics dated July 31, 2003 *(which is incorporated herein by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q/A filed on January 16, 2004).*
10.33	Intellectual Property License Agreement between Alcatel and Avanex Corporation dated July 31, 2003 *(which is incorporated herein by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q filed on November 14, 2003).*
10.34†	Supply Agreement between Alcatel and Avanex Corporation dated July 31, 2003 *(which is incorporated herein by reference to Exhibit 10.7 of the Registrant's Quarterly Report on Form 10-Q/A filed on January 16, 2004).*
10.35	First Addendum to the Supply Agreement between the Registrant and Alcatel *(which is incorporated herein by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed on February 14, 2006).*
10.36	Amendment to the First Addendum to the Supply Agreement between the Registrant and Alcatel *(which is incorporated herein by reference to Exhibit 10.11 of the Registrant's Quarterly Report on Form 10-Q filed on February 14, 2006).*
10.37†	Frame Purchase Agreement for Opto Electronic Components between Avanex Corporation and Alcatel dated July 31, 2003 *(which is incorporated herein by reference to Exhibit 10.8 of the Registrant's Quarterly Report on Form 10-Q/A filed on January 16, 2004).*
10.38	Securities Purchase Agreement dated May 16, 2005 between the Registrant and the buyers named therein *(which is incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report filed on May 17, 2005).*
10.39	Form of Amendment Agreement, dated November 8, 2005, between Avanex and each investor named therein *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 9, 2005).*
10.40	Securities Purchase Agreement, dated March 6, 2006, by and among the Registrant and the buyers named therein *(which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 7, 2006).*
10.41†	Volume Supply Agreement, dated May 6, 2004, between the Registrant and Fabrinet *(which is incorporated herein by reference to Exhibit 10.12 of the Registrant's Quarterly Report on Form 10-Q filed on February 14, 2006).*
10.42	Securities Purchase Agreement, dated March 1, 2007, between the Registrant and the investor named therein *(which is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 2, 2007).*
21.1	List of subsidiaries of the Registrant *(filed herewith).*

Exhibit Number	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm *(filed herewith).*
24.1	Power of Attorney *(See signature page).*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) *(filed herewith).*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) *(filed herewith).*
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 *(filed herewith).*

† Portions of this exhibit have been omitted pursuant to a request for confidential treatment granted by the Commission.

* Indicates management contract or compensatory plan or arrangement.

COMPANY STOCK PRICE PERFORMANCE GRAPH

The following graph compares the cumulative total return to stockholders on the Company's Common Stock with the cumulative total return of The Nasdaq Stock Market (U.S.) Index and the Nasdaq Telecommunications Index. The graph assumes that $100 was invested on June 30, 2002 in the Company's Common Stock and in each of the indices discussed above, including reinvestment of dividends. No dividends have been declared or paid on the Company's Common Stock. Note that historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN* AMONG AVANEX CORPORATION, THE NASDAQ COMPOSITE INDEX AND THE NASDAQ TELECOMMUNICATIONS INDEX



300
250
200
150
100
50
0
DOLLARS
6/02
6/03
6/04
6/05
6/06
6/07
AVANEX CORPORATION
NASDAQ COMPOSITE
NASDAQ TELECOMMUNICATIONS

* $100 invested on 6/30/02 in stock or index-including reinvestment of dividends. Fiscal year ending June 30.

Performance Graph

[THIS PAGE INTENTIONALLY LEFT BLANK]



EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

Jo S. Major, Jr.: Chairman of the Board of Directors, President and Chief Executive Officer
Marla Sanchez: Senior Vice President and Chief Financial Officer
Giovanni Barbarossa: Senior Vice President and Chief Technology Officer
Patrick Edsell: Senior Vice President and General Manager
Bradley Kolb: Senior Vice President, Operations
Yves LeMaitre: Senior Vice President and Chief Marketing Officer

Board of Directors

Jo S. Major, Jr.(1) : Chairman of the Board of Directors, President and Chief Executive Officer
Vinton Cerf(2)(3): Chief Internet Evangelist for Google
Greg Dougherty(2)(4): Senior Advisor, Picarro, Inc.
Joel A. Smith III(3)(4): Dean of Darla Moore School of Business of the University of South Carolina
Susan Wang(2)(4): Former Chief Financial Officer of Solectron Corporation

(1) Option Committee
(2) Compensation Committee
(3) Corporate Governance and Nominating Committee
(4) Audit Committee

CORPORATE INFORMATION

Corporate Headquarters

Avanex Corporation, 40919 Encyclopedia Circle, Fremont, CA 94538; Tel: (510) 897-4188; Web site: www.avanex.com

Investor and Financial Information

Recent press releases and other Avanex information, including the Form 10-K as filed with the Securities and Exchange Commission, are available without charge on the Avanex website at www.avanex.com. The filings are also available on the U.S. Securities and Exchange Commission's EDGAR system at www.sec.gov.

Transfer Agent and Registrar

Computershare Trust Company N.A., 250 Royall St., Canton, MA 02021-1011; www.computershare.com

Independent Auditors

Deloitte & Touche LLP, San Jose, CA

Counsel

Wilson Sonsini Goodrich & Rosati, Palo Alto, CA

Annual Stockholder Meeting

The Annual Meeting of Stockholders will be held at 9 a.m. local time on November 15, 2007 at Avanex Corporation, 40919 Encyclopedia Circle, Fremont, CA 94538.

Forward Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties, including but not limited to statements regarding our strategies and expected performance, our financial growth and prospects, our competitive position, our market opportunities and the timing of our products releases. We caution you that such statements reflect our best judgment based on factors currently known to us, and that actual events or results could differ materially. Further information on potential factors that could affect actual results are included in the Form 10-K for the fiscal year ended June 30, 2007, a copy of which is enclosed herein. Avanex does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

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